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As filed with the Securities and Exchange Commission on September 20, 2006

Registration No. 333-133855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIVX, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code Number)	33-0921758 (I.R.S. Employer Identification Number)
4780 Eastgate Mall San Diego, California 92121 (858) 882-0600 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

R. Jordan Greenhall
CEO and Chairman
DivX, Inc.
4780 Eastgate Mall
San Diego, California 92121
(858) 882-0600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven M. Przesmicki, Esq. Jason L. Kent, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	David J. Richter, Esq. GC, Legal and Corporate Development Johnny Y. Chen, Esq. Associate General Counsel DivX, Inc. 4780 Eastgate Mall San Diego, California 92121 (858) 882-0600	Martin A. Wellington, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Number of shares registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Common Stock, $0.001 par value per share	10,465,000	$146,510,000	$15,677

(1)
Includes 1,365,000 shares that the underwriters have the option to purchase to cover over-allotments.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(3)
Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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HOME THEATER
DivX®
CERTIFIED
VIDEO™

PORTABLE
DivX®
CERTIFIED
VIDEO™

HIGH DEF
DivX®
CERTIFIED
VIDEO™

DivX®

HANDHELD
DivX®
CERTIFIED
VIDEO™

DivX®
ULTRA

DivX®
HD

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale or our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                           , 2006, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Prospectus summary

The following summary should be read together with the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. This summary highlights what we believe is the most important information about us and this offering. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the consolidated financial statements and related notes included in this prospectus. For more insight into our vision and culture, please see "A letter to our potential investors" appearing elsewhere in this prospectus.

DivX overview

We create products and services designed to improve the experience of media. Our first product offering was a video compression-decompression software library, or codec, which has been actively sought out and downloaded by consumers over 180 million times in the last four years, including over 50 million times during the last twelve months. We have since built on the success of our codec with other consumer software, including the DivX Player application. During the second quarter of 2006, we distributed over 15 million copies of the DivX Player application to consumers from our website, DivX.com, which averaged over five million unique visitors per month during that same period.

We also license our technologies to consumer hardware device manufacturers and certify their products to ensure the interoperable support of DivX-encoded content. Over 46 million DivX Certified hardware devices have been shipped worldwide through June 30, 2006, including over 10 million devices reported to us by our customers during the second quarter of 2006. Our customers include major consumer video hardware original equipment manufacturers such as Koninklijke Philips Electronics, or Philips, and Samsung Electronics. We are entitled to receive a royalty for each DivX Certified device our customers ship. In addition to technology licensing to consumer hardware device manufacturers, we currently generate revenue from software licensing, advertising and content distribution. In the first half of 2006 and in the full years 2005, 2004 and 2003, our revenues were approximately $27.3 million, $33.0 million, $16.4 million and $7.7 million, respectively, and our net income (loss) was approximately $5.9 million, $2.3 million, $(4.3) million and $(3.9) million, respectively. As of June 30, 2006, we had an accumulated deficit of approximately $13.4 million.

Industry overview

We believe three general trends—digitization, connectedness and openness—are converging to create a historic transformation of content. The cost to produce, distribute and market content today is lower than it was in the past, allowing a larger and more diverse group of people to create and generate revenue from quality content. The ways that people discover and consume content are also changing, including the types of content they watch and what devices they use to watch it. Content is also becoming more international, as people around the world become engaged consumers of global content and publish their own content to a global audience.

Our market opportunity

The transformation of content requires a new ecosystem of consumers, content creators, software vendors, hardware device manufacturers and advertisers. The ecosystem must collaborate to address the technological and social needs of the various participants in a more digital, connected and open way. To be effective, solutions for the creation, distribution, marketing and consumption of content must provide a neutral platform, enabling collaboration amongst the various participants in the content industry through common technology and community.

•
Content consumers need a way to watch content with high visual quality on a variety of connected devices, to pick and choose content from deep, comprehensive catalogs, to discover, share and manage new and interesting content and to create their own content with affordable and accessible tools.

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Content creators need to invest in and increase the value of their content, either directly by generating revenue or indirectly by increasing the value of their content brands.

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Digital media software vendors need to stay competitive by adding valuable features to their products to spur continued software sales, increase profitability and distinguish themselves from generic software provided by operating system vendors.

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Consumer hardware device manufacturers need to remain competitive in the face of pricing pressures and the demands of increasingly connected and engaged consumers. Advertisers need a way to participate in a new content distribution system that allows them to deliver efficient, targeted and richer advertising and branding.

The DivX solution

We have built the technological platform and galvanized the community necessary to enable a digital media ecosystem of consumers, content creators, software vendors, hardware device manufacturers and advertisers, allowing all to benefit from the participation of each other.

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To content consumers, the DivX ecosystem provides a high-quality, interoperable media format supported by dozens of software products and over 1,800 models of consumer hardware devices, making the creation and sharing of content easier and more fun for a growing community of DivX users.

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To content creators, the DivX ecosystem provides the ability to cost-effectively and securely create and distribute high-quality content to a large market of consumers and to deliver that content when, where and how consumers want it.

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To digital media software vendors, the DivX ecosystem offers the ability to differentiate their products by adding DivX media creation and playback functionality that is interoperable with all other DivX Certified devices.

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To consumer hardware device manufacturers, the DivX ecosystem provides the ability to offer capture and playback devices that are interoperable with millions of other DivX Certified devices in a high-quality, secure digital media format that consumers want and use.

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To advertisers, the DivX ecosystem provides access to a large and engaged group of DivX users.

Our strategy

Our strategy is to make media better by supporting the digital media ecosystem. Key elements of our strategy include:

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increasing our engagement with our existing software vendor and consumer hardware device manufacturing partners;

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building engaged communities of users centered around content;

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developing services around content and advertising that are valued by DivX consumers and economically valuable to the larger DivX ecosystem;

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expanding the DivX ecosystem through partnerships with the community of diverse content creators;

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strengthening the DivX brand; and

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pursuing selected complementary acquisitions, investments and strategic alliances.

Risks affecting us

We are subject to a number of risks, which you should be aware of before you buy our common stock. These risks are discussed more fully in "Risk factors."

Corporate information

We were incorporated in Delaware in May 2000. Our principal offices are located at 4780 Eastgate Mall, San Diego, California 92121, and our telephone number is (858) 882-0600. Our website address is http://www.divx.com and the address of our online video community website is http://www.Stage6.com. The information contained in or that can be accessed through these websites is not part of this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms "DivX," "we," "us" and "our" refer to DivX, Inc., a Delaware corporation, and our subsidiaries.

We use "DivX®," "DivX Certified®" and "Stage6™" as trademarks in the U.S. and in other countries. This prospectus also includes references to trademarks and service marks of other entities.

The offering

Common stock offered by DivX	7,461,538 shares
Common stock offered by the selling stockholders	1,638,462 shares
Over-allotment option	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,365,000 additional shares of common stock.
Common stock to be outstanding after this offering	33,431,417 shares
Use of proceeds
We intend to use the net proceeds to us from this offering for working capital and general corporate purposes and potentially to acquire or license products, technologies or businesses. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.
Proposed symbol on The Nasdaq Stock Market	DIVX

The share amounts listed here are based on shares outstanding as of June 30, 2006. These amounts exclude:

•
1,623,485 shares of common stock subject to outstanding options under our 2000 stock option plan, having a weighted average exercise price of $1.28 per share;

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908,063 shares of common stock reserved for future issuance under our 2000 stock option plan;

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5,900,000 shares of common stock reserved for future issuance under our 2006 equity incentive plan, which we have adopted to become effective as of the completion of this offering;

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550,000 shares of common stock reserved for future issuance under our 2006 employee stock purchase plan, which we have adopted to become effective as of the completion of this offering; and

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668,289 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $1.31 per share.

Unless otherwise noted, the information in this prospectus reflects a one-for-two reverse split of our common stock effected in September 2006 and assumes:

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the conversion of all our outstanding shares of preferred stock into 16,649,881 shares of common stock upon the completion of this offering;

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the adoption of our amended and restated certificate of incorporation and bylaws upon the completion of this offering; and

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no exercise of the underwriters' over-allotment option.

Summary consolidated financial information

The following summary consolidated financial data should be read together with our consolidated financial statements and notes and "Management's discussion and analysis of financial condition and results of operations" appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated financial data for the six months ended June 30, 2005 and 2006 and at June 30, 2006 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The as adjusted balance sheet data reflects the balance sheet data at June 30, 2006 as adjusted for the sale by us of 7,461,538 shares of our common stock in this offering at an assumed initial offering price to the public of $13.00 per share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us. We have prepared the unaudited financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The pro forma basic net income per share data are unaudited and give effect to the conversion into common stock of all outstanding shares of our preferred stock for the periods indicated. The interim results set forth below are not necessarily indicative of results for future periods.

	Year ended December 31,			Six months ended June 30,
(in thousands, except per share data)	2003	2004	2005	2005	2006
				(unaudited)

Consolidated statement of operations data:
Net revenues:
Technology licensing	$4,290	$12,228	$26,919	$10,608	$21,445
Media and other distribution and services	3,456	4,123	6,128	3,463	5,828

Total net revenues	7,746	16,351	33,047	14,071	27,273
Total cost of revenues(1)	1,900	3,502	3,656	1,788	1,947

Gross profit	5,846	12,849	29,391	12,283	25,326
Operating expenses:
Selling, general and administrative(1)	5,651	9,816	15,988	7,454	11,701
Product development(1)	3,838	6,958	10,269	5,170	6,926

Total operating expenses	9,489	16,774	26,257	12,624	18,627

Income (loss) from operations	(3,643)	(3,925)	3,134	(341)	6,699
Interest and other income (expense), net	(89)	(45)	223	24	619

Income (loss) before income taxes	(3,732)	(3,970)	3,357	(317)	7,318
Income tax provision	(201)	(373)	(1,062)	(358)	(1,373)

Net income (loss)	$(3,933)	$(4,343)	$2,295	$(675)	$5,945

Net income (loss) per share:
Basic	$(0.90)	$(0.82)	$—	$(0.10)	$0.26
Diluted	$(0.90)	$(0.82)	$—	$(0.10)	$0.20
Pro forma basic (unaudited)	—	—	$0.11		$0.24

Shares used to compute basic net income (loss) per share	4,382	5,315	7,323	6,781	8,335
Shares used to compute diluted net income (loss) per share	4,382	5,315	24,692	6,781	10,769
Shares used to compute pro forma basic net income per share (unaudited)			21,640		24,977

(1)
Includes stock-based compensation as follows (in thousands):

Cost of revenues	$—	$—	$1	$—	$2
Selling, general and administrative	159	16	252	136	659
Product development	—	10	141	92	267

Total stock-based compensation	$159	$26	$394	$228	$928

June 30, 2006	Actual	As adjusted(2)
(in thousands)	(unaudited)

Consolidated summary balance sheet data:
Cash and cash equivalents	$32,618	$120,028
Working capital	27,232	114,642
Total assets	43,008	130,418
Total debt	872	872
Total stockholders' equity	13,613	117,865

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $6.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriter discounts and commissions and estimated offering expenses payable by us.

Risk factors

Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks comes to fruition, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business

Our business and prospects depend on the strength of our brand, and if we do not maintain and strengthen our brand, we may be unable to maintain or expand our business.

Maintaining and strengthening the "DivX" brand is critical to maintaining and expanding our business, as well as to our ability to enter into new markets for our technologies and products. If we fail to promote and maintain the DivX brand successfully, our ability to sustain and expand our business and enter into new markets will suffer. Maintaining and strengthening our brand will depend heavily on our ability to continue to develop and provide innovative and high-quality technologies and products for consumers, content owners, consumer hardware device manufacturers and software vendors, as well as to develop and grow our online video community website, Stage6.com. Moreover, because we engage in relatively little direct brand advertising, the promotion of our brand depends, among other things, upon hardware device manufacturing partners displaying our trademarks on their products. If these partners choose for any reason not to display our trademarks on their products, or if our partners use our trademarks incorrectly or in an unauthorized manner, the strength of our brand may be diluted or our ability to maintain or increase our brand awareness may be harmed. In addition, if we fail to maintain high-quality standards for products that incorporate our technologies through the quality-control certification process that we require of our licensees, or if we take other steps to commercialize our products and services that our customers or potential customers reject, the strength of our brand could be adversely affected. Further, unauthorized third parties may use our brand in ways that may dilute or undermine its strength.

If we are unable to penetrate existing markets or adapt or develop technologies and products for new markets, our business prospects could be limited.

We expect that our future success will depend, in part, upon our ability to successfully penetrate existing markets for digital media technologies, including:

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digital versatile disc, or DVD, players;
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DVD recorders;
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network connected DVD players;
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high definition DVD players;
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portable media players;
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digital still cameras;
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digital camcorders;
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mobile handsets;
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digital media software applications;
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smart TVs;

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home media centers; and
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set-top boxes.

To date, we have penetrated only some of these markets, including the markets for DVD players, network connected DVD players, portable media players and digital still cameras. Our success depends upon our ability to further penetrate these markets, some of which we have only penetrated to a limited extent, and to successfully penetrate those markets in which we currently have no presence. Demand for our technologies in any of these developing markets may not grow or develop, and a sufficiently broad base of consumers and professionals may not adopt or continue to use our technologies. In addition, our ability to generate revenue from these markets may be limited to the extent that service providers in these markets choose to provide competitive technologies and entertainment at little or no cost. Because of our limited experience in certain of these markets, we may not be able to adequately adapt our business and our technologies to the needs of consumers and licensees in these markets.

We face significant competition in various markets, and if we are unable to compete successfully, our ability to generate revenues from our business will suffer.

We face significant competition in the digital media markets in which we operate. We believe that our most significant competitive threat comes from companies that have the collective financial, technical and other resources to develop the technologies, services, products and partnerships necessary to create a digital media ecosystem that can compete with the DivX ecosystem. Those potential competitors currently include Apple Computer, Google, Microsoft, News Corporation, Sony and Yahoo!.

We also compete with companies that offer products or services that compete with specific aspects of our digital media ecosystem. For example, our digital rights management technology competes with technologies from companies such as Apple Computer, ContentGuard, Intertrust Technologies, Microsoft, Nagra Audio, NDS Group and 4C Entity, as well as the internal development efforts of certain of our licensees. Similarly, content distribution providers, such as Amazon.com, Apple Computer, CinemaNow, Google, MovieLink, Netflix and subscription entertainment services and cable and satellite providers compete against our content distribution services. In addition, Google, Microsoft, Yahoo!, MySpace.com, a subsidiary of News Corporation, and YouTube offer online communities that compete with Stage6.com.

Our proprietary technologies also compete with other video compression technologies, including other implementations of MPEG-4 or implementations of H.264/AVC. A number of companies such as Adobe Systems, Google, Microsoft and RealNetworks offer other competing video formats.

We also face competition from subscription entertainment services, cable and satellite providers, DVDs and other emerging technologies and products related to content distribution. Stage6.com faces significant competition from services, such as peer-to-peer and content aggregator services, that allow consumers to directly access an expansive array of content without securing licenses from content providers.

Some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do, may enjoy greater name recognition than we do, or may have more experience or advantages than we have in the markets in which they compete. For example, companies such as Apple Computer, Amazon.com, Google, Microsoft,

Sony and Yahoo! may have competitive advantages over us because of their greater size and resources and the strength of their respective brand names. In addition, some of our current or potential competitors, such as Apple Computer, Dolby Laboratories, Microsoft and Sony, may be able to offer integrated system solutions in certain markets for entertainment technologies, including audio, video and rights management technologies related to personal computers or the Internet, which could make competing products and technologies that we develop unnecessary. By offering an integrated system solution, these potential competitors also may be able to offer competing products and technologies at lower prices than our products and technologies. Further, many of the consumer hardware and software products that include our technologies also include technologies developed by our competitors. As a result, we must continue to invest significant resources in product development in order to enhance our technologies and our existing products and introduce new high-quality technologies and products to meet the wide variety of such competitive pressures. Our ability to generate revenues from our business will suffer if we fail to do so successfully.

We are dependent on the sale by our licensees of consumer hardware and software products that incorporate our technologies. Our top 10 licensees by revenue accounted for approximately 41% of our total revenues during 2005, and a reduction in revenues from those licensees or a loss of one or more of our key licensees would adversely affect our licensing revenue.

We derive most of our revenue from the licensing of our technologies to consumer hardware device manufacturers, software vendors and consumers. We derived 79%, 82%, 75% and 55% of our total revenues from licensing our technology in the first half of 2006 and in the full years 2005, 2004 and 2003, respectively. One or a small number of our licensees generally represents a significant percentage of our technology licensing revenues. For example, in 2005 and in the first half of 2006, Philips accounted for approximately 13% and 10%, respectively, of our total revenues, and our top 10 licensees by revenue accounted for approximately 41% and 48%, respectively, of our total revenues. Our technology licensing revenues are particularly dependent upon our relationships with consumer hardware device manufacturers such as Philips and Samsung, and software developers such as Sonic Solutions. We cannot control these manufacturers' and software developers' product development or commercialization efforts or predict their success. Our license agreements typically require manufacturers of consumer hardware devices and software vendors to pay us a specified royalty for every shipped consumer hardware or software product that incorporates our technologies, but many of these agreements do not require these manufacturers to guarantee us a minimum royalty in any given period. Accordingly, if our licensees sell fewer products incorporating our technologies, or otherwise face significant economic difficulties, our licensing revenues will be adversely affected. Our license agreements are generally for two years or less in duration, and a significant number of these agreements are scheduled to expire in 2006. In addition, our agreement with Philips, under which Philips is obligated to pay us a minimum of $11 million over the two year term of the agreement, expires on June 30, 2007. Philips is under no obligation to renew this agreement. Upon expiration of their license agreements, manufacturers and software developers may not renew their agreements or may elect not to enter into new agreements with us on terms as favorable as our current agreements.

Revenues under our agreement with Google represented approximately 20% and 15% of our total revenues in the first half of 2006 and in the full year 2005, respectively. A termination of our agreement with Google or our failure to renew or replace this agreement would significantly decrease our revenues.

We rely on our relationship with Google for a significant portion of our revenue and we cannot guarantee that the revenue from Google will remain available to us. Revenues under the Google agreement represented approximately 20% and 15% of our total revenues in the first half of 2006 and in the full year 2005, respectively. Recently we agreed with Google to include and distribute the Mozilla Firefox Browser and certain related Google software products with our software products in place of prior versions of the Google software. Google pays us fees based on the number of downloads or activations of the included software by consumers. Any decline in the popularity of either our products or Google's products among consumers or market saturation by these products could result in a decrease in revenue under this agreement. In particular, the Mozilla Firefox Browser may not achieve widespread adoption by consumers and may lead to fewer downloads and activations than past versions of Google's software included with our products. If we fail to achieve certain minimum distribution commitments for specific periods described in the agreement, the revenue we derive for such periods will be reduced, and Google may terminate the agreement. Our ability to continue to generate revenues under the agreement is further limited by a cap on the total amounts payable by Google under the agreement, after which Google is relieved of its obligations to pay us. If our revenues under the agreement exceed this cap our revenues in subsequent periods may decrease. This agreement expires upon the earlier of December 31, 2006 or the date upon which we reach the cap on the total amounts payable by Google to us under the Agreement, and Google is under no obligation to renew this agreement. If, upon the expiration of our agreement with Google, we fail to enter into a new agreement with Google or a similar partner on substantially the same or more favorable terms, our revenues would significantly decrease.

The success of our business depends on the interoperability of our technologies with consumer hardware devices.

To be successful we must design our digital media platform to interoperate effectively with a variety of consumer hardware devices, including personal computers, DVD players, DVD recorders, digital cameras, portable media players and mobile handsets. We depend on significant cooperation with manufacturers of these devices and the components integrated into these devices, as well as software providers that create the operating systems for such devices, to incorporate our technologies into their product offerings and ensure consistent playback of DivX-encoded files. Currently, a limited number of devices are designed to support our technologies. If we are unsuccessful in causing component manufacturers, device manufacturers and software providers to integrate our technologies into their product offerings, our technologies may become less accessible to consumers, which would adversely affect our revenue potential.

If we fail to develop and deliver innovative technologies and products in response to changes in our industry, including changes in consumer tastes or trends, our revenues could decline.

The markets for our technologies and products are characterized by rapid change and technological evolution. We will need to expend considerable resources on product development in the future to continue to design and deliver enduring and innovative technologies and products. For example, significant portions of Stage6.com remain under development and we are continuing to upgrade the technologies we license for use in consumer hardware and software products. Despite our efforts, we may not be able to develop and effectively market new technologies and products that adequately or competitively address the needs of the changing marketplace. In addition, we may not correctly identify new or changing market trends at an early enough stage to capitalize on market opportunities. At times such changes can be dramatic. Our future success depends to a great extent on our ability to develop and deliver innovative technologies that are widely adopted in response to changes in our industry and that are compatible with the technologies or products introduced by other participants in our industry. If we fail to deliver innovative technologies, we may be unable to meet changes in consumer tastes or trends, which could decrease our revenues.

Our licensing revenue depends in large part upon integrated circuit manufacturers incorporating our technologies into their products for sale to our consumer hardware device manufacturer licensees and if our technologies are not incorporated in these integrated circuits or fewer integrated circuits are sold that incorporate our technologies, our revenues will be adversely affected.

Our licensing revenue from consumer hardware device manufacturers depends in large part upon the availability of integrated circuits that incorporate our technologies. Integrated circuit manufacturers incorporate our technologies into their products, which are then incorporated into consumer hardware devices. We do not manufacture integrated circuits, but rather depend on integrated circuit manufacturers to develop, produce and sell these products to licensed consumer hardware device manufacturers. We do not control the integrated circuit manufacturers' decision whether or not to incorporate our technologies into their products, and we do not control their product development or commercialization efforts. If we fail to develop new technologies that adequately or competitively address the needs of the changing marketplace, integrated circuit manufacturers may not be willing to implement our technologies into their products. The process utilized by integrated circuit manufacturers to design, develop, produce and sell their products is generally 12 to 18 months in duration. As a result, if an integrated circuit manufacturer is unwilling or unable to implement our technologies into an integrated circuit that it is producing, we may experience significant delays in generating revenue while we wait for that manufacturer to begin development of a new integrated circuit that may incorporate our technologies. In addition, while the design cycles utilized by integrated circuit manufacturers are typically long, the life cycles of our technologies tend to be short as a result of the rapidly changing technology environment in which we operate. If integrated circuit manufacturers are unable or unwilling to implement technologies we develop into their products, or if they sell fewer products incorporating our technologies, our revenues will be adversely affected.

Our business is dependent in part on technologies we license from third parties, and these license rights may be inadequate for our business.

Certain of our technologies and products are dependent in part on the licensing and incorporation of technologies from third parties. For example, we have entered into a license agreement with MPEG LA pursuant to which we have acquired rights to use in our technologies and products certain MPEG-4 intellectual property licensed to MPEG LA. Our licensing agreement with MPEG LA grants us a sublicense only to the rights in MPEG-4 intellectual property licensed to MPEG LA. There are other parties who have competing rights to MPEG-4 intellectual property, and to the extent that the rights of such other parties conflict with or are superior to the rights licensed to MPEG LA, our rights to utilize MPEG-4 technology in our technologies and products could be challenged. If the technology we license fails to perform as expected, if key licensors do not continue to support their technology or intellectual property because the licensor has gone out of business or otherwise or if it is determined that any of our licensors are not entitled to license to us any of the technologies or intellectual property that are subject to our current license agreements, then we may incur substantial costs in replacing the licensed technologies or intellectual property or fall behind in our development schedule while we search for a replacement. In addition, replacement technology may not be available for license on commercially reasonable terms, or at all.

In addition, our agreements with licensors generally require us to give them the right to audit our calculations of royalties payable to them. If a licensor challenges the basis of our calculations, the amount of royalties we have to pay them could increase. Any royalties paid as a result of a successful challenge would increase our expenses and could impair our ability to continue to use and re-license technologies or intellectual property from that licensor.

We rely on our licensees to accurately prepare royalty reports for our determination of licensing revenues, and if these reports are inaccurate, our revenues may be under- or over-stated and our forecasts and budgets may be incorrect.

Our licensing revenues are generated primarily from consumer hardware device manufacturers and software vendors who license our technologies and incorporate them into their products. Under these arrangements, these licensees typically pay us a specified royalty for every consumer hardware or software product they ship that incorporates our technologies. We rely on our licensees to accurately report the number of units shipped. We calculate our license fees, prepare our financial reports, projections and budgets, and direct our sales and technology development efforts based in part on these reports. However, it is often difficult for us to independently determine whether or not our licensees are reporting shipments accurately. This is especially true with respect to software incorporating our technologies because software can be copied relatively easily and we often do not have ways to readily determine how many copies have been made. Licensees in specific countries, including China, have a history of underreporting or failing to report shipments of their products that incorporate our technologies. Most of our license agreements permit us to audit our licensees' records, but audits are generally expensive and time consuming and initiating audits could harm our relationships with licensees. In addition, the license agreements that we have entered into with most of our licensees impose restrictions on our audit rights, such as limitations on the number of audits we may conduct. To the extent that our licensees understate or fail to report the number of products incorporating our technologies that they ship, we will not collect and recognize revenue to which we are entitled. Alternatively, we have experienced limited instances in which a customer has notified us that it previously reported and paid royalties on units in excess of what the customer actually shipped. In such cases, the customer requested, and we granted, a credit for the excess royalties paid. If a similar event occurs in the future, we may be required to record the credit as a reduction in revenue in the period in which it is granted, and such a reduction could be material.

Any development delays or cost overruns may affect our ability to respond to technological changes, competitive developments or customer requirements and expose us to other adverse consequences.

We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, competitive developments or customer requirements. Also, our technologies and products may contain undetected errors that could cause increased development costs, loss of revenue, adverse publicity, reduced market acceptance of our technologies and products or lawsuits by participants in the consumer hardware or software industries or consumers.

We conduct a substantial portion of our business outside North America and, as a result, we face diverse risks related to engaging in international business.

We have offices in five foreign countries as well as sales staff in five other foreign countries, and we are dedicating a significant portion of our sales efforts in countries outside North America. We are dependent on international sales for a substantial amount of our total revenues. For the first half of 2006 and for the full years 2005, 2004 and 2003, our sales outside North America comprised 75%, 78%, 63% and 39%, respectively, of our total revenues. We expect that international sales will continue to represent a substantial portion of our revenues for the foreseeable future. These future international revenues will depend to a large extent on the continued use and expansion of our technologies in entertainment industries worldwide. Increased worldwide use of our technologies is also an important factor in our future growth.

We are subject to the risks of conducting business internationally, including:

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our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent that the United States does, which increases the risk of unauthorized and uncompensated use of our technology;

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United States and foreign government trade restrictions, including those that may impose restrictions on importation of programming, technology or components to or from the United States;

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foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;

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foreign labor laws, regulations and restrictions;

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changes in diplomatic and trade relationships;

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difficulty in staffing and managing foreign operations;

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fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

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political instability, natural disasters, war and/or events of terrorism; and

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the strength of international economies.

We face risks with respect to conducting business in China due to China's historically limited recognition and enforcement of intellectual property and contractual rights.

We currently have direct license relationships with over 40 consumer hardware device manufacturers located in China. In addition, a number of the original equipment manufacturers that license our technologies utilize captive or third-party manufacturing facilities located in China. We expect this to continue in the future as consumer hardware device manufacturing in China continues to increase due to its lower manufacturing cost structure as compared to other industrialized countries. As a result, we face many risks in China, in large part due to China's historically limited recognition and enforcement of contractual and intellectual property rights. In particular, we have experienced, and expect to continue to experience, problems with China-based consumer hardware device manufacturers underreporting or failing to report shipments of their products that incorporate our technologies, or incorporating our technologies or trademarks into their products without our authorization or without paying us licensing fees. We may also experience difficulty enforcing our intellectual property rights in China, where intellectual property rights are not as respected as they are in the United States, Japan and Europe. Unauthorized use of our technologies and intellectual property rights may dilute or undermine the strength of our brand. Further, if we are not able to adequately monitor the use of our technologies by China-based consumer hardware device manufacturers, or enforce our intellectual property rights in China, our revenue potential could be adversely affected.

Pricing pressures on the consumer hardware device manufacturers and software vendors who incorporate our technologies into their products could limit the licensing fees we charge for our technologies and adversely affect our revenues.

The markets for the consumer hardware and software products in which our technologies are incorporated are intensely competitive and price sensitive. For example, retail prices for consumer hardware devices that include our digital media platform, such as DVD players, have decreased significantly in recent years, and we expect prices to continue to decrease for the foreseeable future. In response, consumer hardware device manufacturers and software vendors have sought to reduce their product costs, which can result in downward pressure on the licensing fees we charge our licensees who incorporate our technologies into the consumer hardware and software products that they sell. In addition, we have experienced erosion in the average royalty we can charge for specific versions of our technologies to our original equipment manufacturer partners since the release of these technologies. To maintain higher overall per unit royalties, we must continue to introduce new, more highly functional versions of our products for which we can charge a higher royalty. Any inability to introduce such products in the future or other declines in the royalties we charge would adversely affect our revenues.

We do not expect sales of DVD players to continue to grow as quickly as they have in the past. To the extent that sales of DVD players level off or decline, or alternative technologies in which we do not participate replace DVDs as a dominant medium for consumer video entertainment, our licensing revenue will be adversely affected.

Growth in our revenue over the past several years has been the result, in large part, of the rapid growth in sales of DVD players incorporating our technologies. In the first half of 2006 and in the full years 2005, 2004 and 2003, we derived approximately 70%, 71%, 55% and 22%, respectively, of our total revenues from technology licensing to consumer hardware device manufacturers, a majority of which are derived from sales of DVD players incorporating our technologies. However, as the markets for DVD players mature, we do not expect sales of DVD players to continue to grow as quickly as they have in the past. To the extent that sales of DVD players level off or decline, our licensing revenue will be adversely affected. In addition, if new technologies are developed for use with DVDs or new technologies are developed that substantially compete with or replace DVDs as a dominant medium for consumer video entertainment such as high definition DVD or Blu-ray Disc, and if we are unable to develop and successfully market technologies that are incorporated into or compatible with such new technologies, our ability to generate revenues will be adversely affected.

Digital video technologies could be treated as a commodity in the future, which could expose us to significant pricing pressure.

We believe that the success we have had licensing our digital video technologies to consumer hardware device manufacturers and software vendors is due, in part, to the strength of our brand and the perception that our technologies provide a high-quality video solution. However, as applications that incorporate digital video technologies become increasingly prevalent, we expect more competitors to enter this field with other solutions. Furthermore, to the extent that competitors' solutions are perceived, accurately or not, to provide the same or greater advantages as our technologies, at a lower or comparable price, there is a risk that video encoding and decoding technologies such as ours will be treated as commodities, exposing us to significant pricing pressure.

Current and future government standards or standards-setting organizations may limit our business opportunities.

Various national governments have adopted or are in the process of adopting standards for digital television broadcasts, including cable and satellite broadcasts. In the event national governments adopt similar standards for video codecs used in consumer hardware devices, software products or Internet applications, our technology may be excluded from such standards. We have not made any efforts to have our technologies adopted as standards by any national governments, nor do we currently expect that our technologies will be adopted as standards by any national government in the future. If national governments adopt standards that exclude our technologies, we will be required to redesign our technologies to comply with such government standards to allow our products to be utilized in those countries. Costs or potential delays in the development of our technologies and products to comply with such government standards could significantly increase our expenses. In addition, standards-setting organizations are adopting or establishing formal technology standards for use in a wide range of consumer hardware devices, software products and Internet applications. We currently do not participate in standards-setting organizations, nor do we seek or expect to have our technologies adopted as industry standards. As such, participants in the consumer hardware or software industries or consumers may elect not to purchase our technologies because they have not been adopted by standards-setting organizations or if a competing technology is adopted as an industry standard.

Our business may depend in part upon our ability to provide effective digital rights management technology.

Our business may depend in part upon our ability to provide effective digital rights management technology that controls access to digital content that addresses, among other things, content providers' concerns over piracy. We cannot be certain that we can continue to develop, license or acquire such technology, or that content licensors, consumer hardware device manufacturers or consumers will accept such technology. In addition, consumers may be unwilling to accept the use of digital rights management technology that limits their use of content, especially with large amounts of free content readily available. We may need to license digital rights management technology from third parties to support our technologies and products. Such technology may not be available to us on reasonable terms, or at all. If digital rights management technology is not effective, is perceived as not effective or is compromised by third parties, or if laws are enacted that require digital rights management technology to allow consumers to convert content stored in a protected format into an unprotected format, content providers may not be willing to encode their content using our products and consumer hardware device manufacturers may not be willing to include our technologies in their products.

We have offered and we expect to continue to offer some of our products and technologies for reduced prices or free of charge, and we may not realize the benefits of this marketing strategy.

We have offered and expect to continue to offer some of our products and technologies to consumers for reduced prices or free of charge as part of our overall strategy of developing a digital media ecosystem and promoting additional penetration of our products and technologies into the markets in which we compete. If we offer such products and technologies at reduced prices or free of charge, we will forego all or a portion of the revenue from licensing these products, and we may not realize the intended benefits of this marketing strategy.

Stage6.com, our online video community website, is new and rapidly evolving and may not prove to be a viable business model.

Online video distribution is a relatively new business model for delivering digital media over the Internet and we have only very recently launched our efforts to develop a business centered around online content delivery. It is too early to predict whether consumers will accept, in significant numbers, online video distribution and participate in our online video community. Our online video community website, Stage6.com, may fail to attract significant numbers of users and we may fail to develop a viable business model for our online video community.

We expect that the costs of our online video community website as a percentage of related revenues will be higher than the ratio of costs to our technology licensing revenues. The cost of third party content, in particular, is a substantial percentage of the revenues we expect to receive from users in our online video community website and is unlikely to decrease significantly over time as a percentage of revenues. To the extent revenue from our online video community website grows as a percentage of our overall revenues, our margins may decrease. In addition, distributing video to users of our online video community website will involve substantial cost, and we expect a significant portion of the content on our online video community website to be available for free. If we are unable to successfully monetize the use of our online video community website, either through advertising or fees for use, our operating results could be adversely affected.

The success of Stage6.com will depend on our ability to license compelling content on commercially reasonable terms or enter into successful partnering relationships with content providers.

The success of Stage6.com will depend on our obtaining compelling digital media content to attract users. In some cases, we expect to pay substantial fees to obtain premium content even though we have limited experience determining what video content will be successful with consumers. Alternatively, we may be unable to obtain premium content on commercially reasonable terms, or at all.

We may be unable to attract advertisers to Stage6.com.

We expect that advertising revenue will comprise a significant portion of the revenue to be generated by Stage6.com. Most large advertisers have fixed advertising budgets, only a small portion of which is allocated to Internet advertising. In addition, the overall market for advertising, including Internet advertising, has been generally characterized in recent quarters by softness of demand and the reduction of marketing and advertising budgets or the delay in spending of budgeted resources. We expect that advertisers will continue to focus most of their efforts on traditional media or may decrease their advertising spending. If we fail to convince advertisers to spend a portion of their advertising budgets with us, we will be unable to generate revenues from advertising as we intend.

Even if we initially attract advertisers to Stage6.com, they may decide not to advertise to our community if their investment does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to provide value to our advertisers, advertisers may not place ads with us.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of June 30, 2006 we had 216 full-time employees. We will need to continue to expand our managerial, operational, financial and other resources to manage our business, including our relationships with key customers and licensees. Our current facilities and systems will not be adequate to support this future growth. We will require additional office space to accommodate our growth. Additional office space may not be available on commercially reasonable terms and may result in a disruption of our corporate culture. Our need to effectively manage our operations, growth and various projects requires that we continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale, which could prevent us from executing our business strategy.

Our business, in particular Stage6.com and our content distribution offerings, will suffer if our systems or networks fail, become unavailable or perform poorly so that current or potential users do not have adequate access to our online products and websites.

Our ability to provide our online offerings will depend on the continued operation of our information systems and networks. As our user traffic increases and our products become more complex, we will need more computing power. We expect to spend substantial amounts to purchase or lease data centers and equipment and to upgrade our technology and network infrastructure to handle increased traffic on our website and to introduce new technologies and products. This expansion will be expensive and complex and could result in inefficiencies or operational failures. If we do not implement this expansion successfully, or if we experience inefficiencies and operational failures during the implementation, the quality of our technologies and products and our users' experience could decline. This could damage our reputation and lead us to lose current and potential users, advertisers and content providers.

In addition, significant or repeated reductions in the performance, reliability or availability of our information systems and network infrastructure could harm our ability to provide Stage6.com, content distribution offerings and advertising. We could experience failures in our systems and networks from our failure to adequately maintain and enhance these systems and networks, natural disasters and similar events, power failures, intentional actions to disrupt our systems and networks and many other causes. The vulnerability of our computer and communications infrastructure is increased because it is located at facilities in San Diego, California, an area that is at heightened risk of earthquake and flood. We are vulnerable to terrorist attacks, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Moreover, our facilities are located near the landing path of a military base and are subject to risks related to falling debris and aircraft crashes. We do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

Any failure or interruption of the services provided by bandwidth providers, data centers or other key third parties could subject our business to disruption and additional costs and damage our reputation.

We rely on third-party vendors, including data center and bandwidth providers for network access or co-location services that are essential to our business. Any interruption in these services, including any failure to handle current or higher volumes of use, could subject our business to disruption and additional costs and significantly harm our reputation. Our systems are also heavily reliant on the availability of electricity, which also comes from third-party providers. The cost of electricity has risen in recent years with the rising costs of fuel. If the cost of electricity continues to increase, such increased costs could significantly increase our expenses. In addition, if we were to experience a major power outage, it could result in a significant disruption of our business.

Our network is subject to security risks that could harm our reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential or proprietary information securely over private and public networks. Any compromise of our ability to transmit and store such information and data securely, and any costs associated with preventing or eliminating such problems, could impair our ability to distribute technologies and products or collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation and expose us to litigation or liability. We also may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks. Any successful attack or breach of our security could hurt consumer demand for our technologies and products and expose us to consumer class action lawsuits and other liabilities. In addition, our vulnerability to security risks may affect our ability to maintain effective internal controls over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act of 2002.

It is not yet clear how laws designed to protect children that use the Internet may be interpreted and enforced, and whether new similar laws will be enacted in the future which may apply to our business in ways that may subject us to potential liability.

The Child Online Protection Act and the Children's Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly distribute harmful materials to minors, direct our websites, including Stage6.com, to children under the age of 13, or collect personal information from children under the age of 13. However, we are not able to control the ways in which consumers use our technology, and our technology may be used for purposes that violate these laws. The manner in which these Acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these Acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations.

We may be subject to market risk and legal liability in connection with the data collection capabilities of Stage6.com.

Many components of Stage6.com are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, we collect certain information from users. Our collection and use of such information may be subject to U.S. state and federal privacy and data collection laws and regulations, as well as foreign laws such as the EU Data Protection Directive. We post an extensive privacy policy concerning the collection, use and disclosure of user data, including that involved in interactions between our client and server products. Because of the evolving nature of our business and applicable law, our privacy policy may now or in the future fail to comply with applicable law. Any failure by us to comply with our posted privacy policy, any failure by us to conform our privacy policy to changing aspects of our business or applicable law, or any existing or new legislation regarding privacy issues could impact the market for our online video community website, technologies and products and subject us to fines, litigation or other liability.

Improper conduct by users of our websites could subject us to claims and compliance costs.

The terms of use of our websites prohibit a broad range of unlawful or undesirable conduct. However, we are unable to block access in all instances to users who are determined to gain access to our websites for improper motives. Claims may be threatened or brought against us using various legal theories based on the nature and content of information that may be posted online or generated by our users or the use of our technology to copy or distribute third-party content. Investigating and defending any of these types of claims could be expensive, even if the claims do not ultimately result in liability. In addition, we may incur substantial costs to enforce our terms of use and to exclude certain users of our websites who violate such terms of use or who otherwise engage in unlawful or undesirable conduct.

We may be subject to legal liability for the provision of third-party products, services, content or advertising.

We expect to enter into arrangements for third-party products, services, content or advertising to be offered in connection with Stage6.com and our content distribution offerings. These arrangements will involve the distribution of digital content owned by third parties, which may subject us to third party claims related to such products, services, content or advertising, including defamation, violation of privacy laws, misappropriation of publicity rights, violation of U.S. federal CAN-SPAM legislation, and infringement of intellectual property rights. We require users of Stage6.com to agree to terms of use that prohibit, among other things, the posting of content that violates third party intellectual property rights, or that is obscene, pornographic or defamatory. We have implemented, or plan to implement, procedures to enforce such terms of use, including taking down content that violates our terms of use that we have received notification of, or that we are aware of, and/or blocking access by, or terminating the accounts of, users determined to be repeat violators of our terms of use. Despite these measures, we cannot guarantee that such unauthorized content will not exist on our website, that these procedures will reduce our liability with respect to such unauthorized third party conduct or content, or that we will be able to resolve any disputes that may arise with content providers or users regarding such conduct or content, Our agreements with these parties may not adequately protect us from these potential liabilities. Investigating and defending any of these types of claims is expensive, even if the claims do not result in liability. If any of these claims results in liability, we could be required to pay damages or other penalties.

We may be subject to assessment of sales taxes and other taxes for our licensing of technology or sale of products.

We do not currently directly collect sales taxes or other taxes on the licensing of our technology or the sale of our products over the Internet. Although we have evaluated the tax requirements of certain major tax jurisdictions with respect to the licensing of our technology or the sale of our products over the Internet, in the past we have licensed or sold, and in the future we may license or sell, our technologies or products to consumers located in jurisdictions where we have not evaluated the tax consequences of such license or sale. We would incur substantial costs if one or more taxing jurisdictions required us to collect sales or other taxes from past licenses of technology or sales of our products over the Internet, particularly because we would be unable to go back to customers to collect sales, value added or other taxes for past licenses or sales and would likely have to pay such taxes out of our own funds. Certain of our licensing agreements require our partners to pay taxes to applicable taxing jurisdictions as a result of the sale of products that incorporate our technologies. If our licensees fail to pay such taxes, we may become liable for the payment of such taxes.

We also intend to sell content over the Internet to consumers throughout the world in conjunction with Stage6.com. We intend to comply with applicable tax requirements of certain major tax jurisdictions with respect to such sales. However, we may sell content to consumers located in jurisdictions where we have not evaluated the tax consequences of such sale. If we fail to comply with tax requirements of tax jurisdictions in which we sell content online, we may become liable for substantial costs or penalties.

Inflation and other unfavorable economic conditions may adversely affect our revenues, margins and profitability.

Our consumer software products, as well as the consumer hardware device and software products that contain our technologies, are discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases during favorable economic conditions. As a result of inflation or other unfavorable economic conditions, including higher interest rates, increased taxation, higher consumer debt levels and lower availability of consumer credit, consumers' purchases of discretionary items may decline, which could adversely affect our revenues. In addition, while inflation historically has not had a material effect on our operating results, we may experience inflationary conditions in our cost base due to changes in foreign currency exchange rates that reduce the purchasing power of the U.S. dollar, increases in selling, general and administrative expenses and other factors. These inflationary conditions may harm our margins and profitability if we are unable to increase our license, advertising and content distribution fees or reduce our costs sufficiently to offset the effects of inflation in our cost base. Our attempts to offset the effects of inflation and cost increases through controlling our expenses, passing cost increases on to our licensees, advertisers and partners or any other method may not succeed.

Failure to comply with applicable current and future government regulations could limit our ability to license our technologies and sell our products and expose us to additional costs and liabilities.

Our operations and business practices are subject to federal, state and local government laws and regulations, as well as international laws and regulations, including those relating to import or export of technology and software and consumer and other safety-related compliance for electronic equipment. Any failure by us to comply with the laws and regulations applicable to us or our technologies or products could result in our inability to license those technologies or sell those products, additional costs to redesign technologies or products to meet such laws and regulations, fines or other administrative, civil or criminal liability or actions by the agencies charged with enforcing compliance and, possibly, damages awarded to persons claiming injury as the result of our non-compliance. Changes in or enactment of new statutes, rules or regulations applicable to us could have a material adverse effect on our business.

If we lose the services of our co-founder, CEO and Chairman R. Jordan Greenhall or other key members of our senior management team, we may not be able to execute our business strategy.

Our future success depends in large part upon the continued services of key members of our senior management team. In particular, our co-founder, CEO and Chairman R. Jordan Greenhall is critical to the overall management of DivX as well as the development of our technology, our culture and our strategic direction. All of our executive officers and key employees are at will employees, and we do not maintain any key person life insurance policies. The loss of our management or key personnel could seriously harm our ability to execute our business strategy. We also may have to incur significant costs in identifying, hiring, training and retaining replacements for key employees.

We rely on highly skilled personnel, and if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to maintain our operations or grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. These individuals have acquired specialized knowledge and skills with respect to us and our operations. Our employment relationship with each of these individuals is on an at will basis and can be terminated at any time. If any of these individuals or a group of individuals were to terminate their employment unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience.

Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. In this regard, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow effectively. We have in the past maintained a rigorous, highly selective and time-consuming hiring process. We believe that our approach to hiring has significantly contributed to our success to date. However, our highly selective hiring process has made it more difficult for us to hire a sufficient number of qualified employees, and, as we grow, our hiring process may prevent us from hiring the personnel we need in a timely manner. Moreover, the cost of living in the San Diego area, where our corporate headquarters are located, has been an impediment to attracting new employees in the past, and we expect that this will continue to impair our ability to attract and retain employees in the future. If we do not succeed in attracting qualified personnel and retaining and motivating existing personnel, our ability to execute our business strategy may suffer.

We have limited experience in identifying, completing and integrating acquisitions, and if we do not successfully integrate any future acquisitions, we may incur unexpected costs and disruptions to our business.

As part of our business strategy, we may acquire technologies and businesses that we believe will contribute to our business. We are not currently a party to any agreements or commitments and we have no understandings with respect to any such acquisitions. Future acquisitions, however, may entail numerous operational and financial risks including:

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exposure to unknown liabilities;

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disruption of our business and diversion of our management's time and attention to developing acquired products or technologies;

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incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

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higher than expected acquisition and integration costs;

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increased amortization expenses;

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difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

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impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

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inability to retain key employees of any acquired businesses.

We have very limited experience in identifying acquisition targets, successfully completing acquisitions and integrating any acquired products, businesses or technologies into our current infrastructure. Moreover, we may devote resources to potential acquisitions that are never completed or that fail to realize any of their anticipated benefits.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity and teamwork. As our organization grows and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

Risks related to our finances

Our quarterly operating results and stock price may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. The revenues we generate and our operating results will be affected by numerous factors, including:

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demand for our technologies and products;

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introduction, enhancement and market acceptance of technologies and products by us and our competitors;

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price reductions by us or our competitors or changes in how technologies and products are priced;

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the mix of technologies and products offered by us and our competitors;

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the mix of distribution channels through which our technologies and products are licensed and sold;

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our ability to successfully generate revenues from advertising and content distribution;

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the mix of international and U.S. revenues attributable to our technologies and products;

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costs of intellectual property protection and any litigation;

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timing of payments received by us pursuant to our licensing agreements;

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our ability to hire and retain qualified personnel; and

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growth in the use of the Internet.

As a result of the variances in quarterly volumes reported by our consumer hardware device manufacturing customers, we expect our revenues to be subject to seasonality, with our second quarter revenues expected to be lower than the revenues we derive in our other quarters. In addition, a substantial majority of our quarterly revenues are based on actual shipment of products incorporating our technologies in that quarter, and not on contractually agreed upon minimum revenue commitments. Because the shipping of products by our consumer hardware and independent software vendor partners are outside our control and difficult to predict, our ability to accurately forecast quarterly revenue is substantially limited. Quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We have a history of net losses and only recently achieved profitability on a quarterly basis, and we may not be able to sustain our profitability.

We incurred net losses from our inception through December 31, 2004 and for the six months ended June 30, 2005. While we were profitable during the full year 2005 and during the first half of 2006, as of June 30, 2006 we had an accumulated deficit of approximately $13.4 million. We may not generate sufficient revenue to be profitable on a quarterly or annual basis in the future. In addition, we devote significant resources to developing and enhancing our technology and to selling, marketing and obtaining content for our technologies and products. We expect our operating expenses to increase, as we, among other things:

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develop and grow Stage6.com;

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expand our domestic and international sales and marketing activities;

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increase our product development efforts to advance our existing technologies and products and develop new technologies and products;

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hire additional personnel;

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upgrade our operational and financial systems, procedures and controls and plan for compliance with Section 404 of the Sarbanes-Oxley Act; and

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assume the responsibilities of being a public company.

In addition, starting January 1, 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment, which required that we record stock-based compensation charges in connection with our equity compensation for employees. As a result, we expect to record significant additional expenses in future periods and we will need to generate significant revenue to be profitable in the future.

We may require additional capital, and raising additional funds by issuing securities, debt financing or through strategic alliances or licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.

We may raise additional funds through public or private equity offerings, debt financings, strategic alliances or licensing arrangements. To the extent that we raise additional capital by issuing equity securities, our existing stockholders' ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. In addition, if we raise additional funds through strategic alliances or licensing arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.

Risks related to our intellectual property

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies or content in the future.

Companies in the technology and entertainment industries own large numbers of patents, copyrights, trademarks and trade secrets and they frequently commence litigation based on allegations of infringement or other violations of intellectual property rights. We have faced such claims in the past, we currently face such claims, and we expect to face similar claims in the future. For instance, we have been contacted by third parties regarding the licensing of certain patents characterized by such parties as being essential to the MPEG-4 visual standard. In this regard, AT&T has offered to license us certain patents it claims are essential to MPEG-4 and our products, and we are evaluating these claims. We have also been contacted by LG Electronics regarding a license to certain patents that LG Electronics owns and claims are related to the MPEG-4 visual standard. LG Electronics is one of our most significant customers in consumer hardware technology licensing and any dispute with LG over intellectual property rights could materially and adversely affect this important commercial relationship. In the event we determine that we need to obtain a license from AT&T or LG Electronics, we cannot guarantee that we would be able to obtain such license on commercially reasonable terms, if at all. We may be required to develop non-infringing alternative technologies, which could be very time consuming and expensive, and there is no guarantee that we would be successful in developing such technologies. We have also been asked by content owners to stop the display or hosting of copyrighted materials on our websites pursuant to the Digital Millennium Copyright Act. In addition, content providers may claim that we are contributorily or vicariously liable for third parties' use of our technology or Stage6.com to infringe the content providers' copyrights. For example, a lawsuit has been filed against us and several other defendants by a video production company asserting claims for copyright infringement and for related violations of federal and state law arising from the allegedly unlawful sale, distribution and adaptation of certain video content over the Internet. Users of our websites, including Stage6.com, are subject to terms of use that prohibit the posting of content that violates third party intellectual property rights. We have and will promptly respond to any takedown notices or complaints, including but not limited to those submitted pursuant to the Digital Millennium Copyright Act, that we are providing unauthorized access to copyrighted content by removing such content and/or any links to such content from our websites. Nevertheless, we cannot guarantee that such infringing content will not exist on our websites, or that we will be able to resolve any disputes that may arise with content providers or users regarding such infringing content. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination could require that we pay damages, block access to certain content, or stop using technologies found to be in violation of a third party's rights, and could prevent us from offering our technologies, products or certain content to others. To avoid these restrictions, we may be required to seek a license for the technology or content from additional third parties. Such licenses may not be available on reasonable terms, could require us to pay significant royalties and may significantly increase our cost of revenues. The technologies or content also may not be available for license to us at all. As a result, we may be required to develop alternative non-infringing technologies, or license alternative content, which could require significant effort and expense. If we cannot license or develop technologies or content for any infringing aspects of our business, we may be forced to limit our technology or content offerings and may be unable to compete effectively with entities that offer such technology or content. In addition, from time to time we engage in disputes regarding the licensing of our intellectual property rights, including matters related to our royalty rates and other terms of our licensing arrangements. These types of disputes can be asserted by our licensees or prospective licensees or by other third parties as part of negotiations with us or in private actions seeking monetary damages or injunctive relief. Any disputes with our licensees or potential licensees or other third parties could harm our reputation and expose us to additional costs and other liabilities.

We may be unable to adequately protect the proprietary rights in our technologies and products.

We have only one issued patent in the United States and no issued patents elsewhere, and we generally do not rely upon patents to protect our proprietary rights. In addition, our ability to obtain patent protection for our technologies and products will be limited as a result of the incorporation of aspects of MPEG-4 and MP3 technologies into our technologies and products. We license such technologies from third party licensors and do not own any patents relating to such technologies. As a result, we do not have the right to defend perceived infringements of patents relating to such technologies. Moreover, the licensors from which we have acquired the right to incorporate MPEG-4 and MP3 technologies into our products are not the exclusive owners of the patents relating to such technologies. As a result, our licensors must coordinate enforcement efforts with the owners of such patents to protect or defend against infringements of patents relating to such technology, which can be expensive, time consuming and difficult. Any significant impairment of the intellectual property rights relating to the MPEG-4 or MP3 technologies we license for use in our technologies and products could reduce the value of such technologies, which could impair our ability to compete.

Our ability to compete partly depends on the superiority, uniqueness and value of our technologies, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite our efforts to protect our intellectual property, any of the following occurrences may reduce the value of our intellectual property:

•
our applications for trademarks or patents may not be granted and, if granted, may be challenged or invalidated;

•
issued patents, copyrights and trademarks may not provide us with any competitive advantages;

•
our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology or dilution of our trademarks;

•
our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those that we develop; or

•
another party may obtain a blocking patent that would force us to either obtain a license or design around the patent to continue to offer the contested feature or service in our technologies.

Legislation may be passed that would require companies to share information about their digital rights management technology to permit interoperability with other systems. If this legislation is enacted, we may be required to reveal our proprietary digital rights management code to competitors. Furthermore, if content must be formatted such that it can be played on a media player other than a DivX Certified player, then the demand for DivX Certified players could decrease.

We may be forced to litigate to defend our intellectual property rights or to defend against claims by third parties against us relating to intellectual property rights.

Disputes regarding the ownership of technologies and rights associated with digital media technologies and online businesses are common and likely to arise in the future. We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business.

Our ability to maintain and enforce our trademark rights has a large impact on our ability to prevent third party infringement of our brand and technologies.

We generally rely on enforcing our trademark rights to prevent unauthorized use of our brand and technologies. Our ability to prevent unauthorized uses of our brand and technologies would be negatively impacted if our trademark registrations were overturned in the jurisdictions where we do business. Our brand and logo are widely used by consumers and entities, both licensed and unlicensed, in association with digital video compression technology, and if we are not vigilant in preventing unauthorized or improper use of our trademarks, then our trademarks could become generic and we would lose our ability to assert such trademarks against others. We also have trademark applications pending in a number of jurisdictions that may not ultimately be granted, or if granted, may be challenged or invalidated, in which case we would be unable to prevent unauthorized use of our brand and logo in such jurisdiction. We have not filed trademark registrations in all jurisdictions where our brand and logo are used.

Some software we provide may be subject to "open source" licenses, which may restrict how we use or distribute our software or require that we release the source code of certain products subject to those licenses.

Some of the products we support and some of our proprietary technologies incorporate open source software such as open source MP3 codecs that may be subject to the Lesser Gnu Public License or other open source licenses. The Lesser Gnu Public License and other open source licenses typically require that source code subject to the license be released or made available to the public. Such open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. We take steps to ensure that our proprietary software is not combined with, or does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted the Lesser Gnu Public License or other open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. In addition, we rely on multiple software programmers to design our proprietary products and technologies. Although we take steps to ensure that our programmers do not include open source software in the products and technologies they design, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, which could reduce or eliminate our ability to commercialize our products and technologies.

Risks related to the securities markets and investment in our common stock

Market volatility may affect our stock price and the value of your investment.

Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•
announcements of new products, services or technologies, commercial relationships or other events by us or our competitors;

•
regulatory developments in the U.S. and foreign countries;

•
fluctuations in stock market prices and trading volumes of similar companies;

•
variations in our quarterly operating results;

•
changes in securities analysts' estimates of our financial performance;

•
changes in accounting principles;

•
sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•
additions or departures of key personnel; and

•
discussion of us or our stock price by the financial press and in online investor communities.

An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

We intend to use the net proceeds from this offering for working capital and general corporate purposes and may acquire or license products, technologies and businesses. However, we do not currently have any specific plans for use of the proceeds of this offering, nor have we performed studies or made preliminary decisions with respect to the best use of the capital resources resulting from this offering. As such, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Investors purchasing common stock in this offering will incur substantial dilution as a result of this offering.

The initial public offering price for this offering is substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $9.49 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately 70.8% of the total amount we have raised since our inception, but will own only approximately 22.3% of our total common stock immediately following the completion of this offering.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

We will incur increased costs as a result of changes in laws and regulations relating to corporate governance matters.

Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act and rules adopted by the Securities and Exchange Commission and by The Nasdaq Stock Market, will result in increased costs to us as we become a public company and respond to their requirements. The impact of these laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our ability to operate our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, where appropriate, improving our internal controls and procedures in preparation for compliance with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement. Our networks are vulnerable to security risks and hacker attacks, which may affect our ability to maintain effective internal controls as contemplated by Section 404. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, disclosure regarding our internal controls or investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.

If our executive officers, directors and their affiliates choose to act together, they may be able to control our operations and act in a manner that advances their best interests and not necessarily those of other stockholders.

After this offering, our executive officers, directors and their affiliates will beneficially own approximately 44.8% of our common stock. As a result, these stockholders, acting together, will be able to effectively control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

Future sales of our common stock may cause our stock price to decline.

As of June 30, 2006, there were 25,969,879 shares of our common stock outstanding (assuming the conversion of all then outstanding shares of preferred stock into shares of common stock). Of these, 1,638,462 shares are being sold in this offering (or 3,003,462 shares, if the underwriters exercise their over-allotment option in full), 23,774,695 shares may be sold upon expiration of lock-up agreements at least 180 days after the date of this offering and the remaining shares may be sold from time to time thereafter upon expiration of their respective one-year holding periods under Rule 144. In addition, as of June 30, 2006 we had outstanding warrants to purchase up to 668,289 shares of common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. A large portion of these shares and warrants are held by a small number of persons and investment funds. Sales by these stockholders or warrantholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of 20,016,719 shares of common stock (or 18,675,270 shares, if the underwriters exercise their over-allotment option in full) and warrants to purchase up to 16,269 shares of common stock (or 1,928 shares, if the underwriters exercise their over-allotment option in full) as of June 30, 2006 will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold or may acquire upon exercise of the warrants, or to include these shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all common stock that we may issue under our 2000 stock option plan, our 2006 equity incentive plan and our 2006 employee stock purchase plan. Effective upon the completion of this offering, an aggregate of 8,073,485 shares of our common stock will be reserved for future issuance under these plans, and the share reserve under our 2006 equity incentive plan and our 2006 employee stock purchase plan will also be subject to automatic annual increases in accordance with the terms of the plans. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital. See "Shares eligible for future sale" for a more detailed description of sales that may occur in the future.

Forward-looking statements

This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations," "A letter to our potential investors" and "Business." Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions and the negatives of those statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in "Risk factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $87.4 million, based upon an assumed initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $6.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriter discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We currently have no specific plans for the use of the net proceeds to us from this offering, nor have we performed studies or made preliminary decisions with respect to the best use of the capital resources resulting from this offering. We anticipate using the net proceeds to us from this offering for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to us from this offering to acquire or license products, technologies or businesses, but we currently have no agreements or commitments relating to material acquisitions or licenses. Accordingly, our management will have broad discretion in the application of the net proceeds of this offering to us, and investors will be relying on the judgment of our management regarding the application of these proceeds.

Pending their use, we plan to invest the net proceeds to us from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors. In addition, our loan and security agreements with Silicon Valley Bank prohibit us from paying dividends on our common stock.

Capitalization

The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2006:

•
on an actual basis; and

•
on an as adjusted basis to give effect to (1) the filing of an amended and restated certificate of incorporation to authorize 200,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, (2) the sale of 7,461,538 shares of common stock by us in this offering at an assumed initial offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses and (3) the conversion of all of our outstanding shares of preferred stock into 16,649,881 shares of common stock upon the closing of this offering.

You should read the information in this table together with our consolidated financial statements and accompanying notes and "Management's discussion and analysis of financial condition and results of operations" appearing elsewhere in this prospectus.

June 30, 2006	Actual	As adjusted(1)
(in thousands, except share and per share data)	(unaudited)

Cash and cash equivalents	$32,618	$120,028

Total debt	$872	$872

Redeemable Series D convertible preferred stock, $0.001 par value: 5,900,000 shares authorized and 5,811,100 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	16,842	—

Stockholders' equity:
Series A, B and C convertible preferred stock, $0.001 par value: 25,332,352 shares authorized and 25,256,370 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	25	—
Preferred stock, $0.001 par value: 5,767,648 shares authorized and no shares issued or outstanding, actual; 10,000,000 shares authorized and no shares issued and outstanding, as adjusted	—	—
Common stock, $0.001 par value: 100,000,000 shares authorized and 8,605,711 shares issued and outstanding, actual, excluding 714,287 shares subject to repurchase; 200,000,000 shares authorized and 32,717,130 shares issued and outstanding, as adjusted, excluding 714,287 shares subject to repurchase	9	33
Additional paid-in capital	27,026	131,279
Accumulated deficit	(13,447)	(13,447)

Total stockholders' equity	$13,613	$117,865

Total capitalization	$31,327	$118,737

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $6.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriter discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock outstanding as of June 30, 2006 excludes:

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1,623,485 shares of common stock subject to outstanding options under our 2000 stock option plan, having a weighted average exercise price of $1.28 per share;

•
908,063 shares of common stock reserved for future issuance under our 2000 stock option plan;

•
5,900,000 shares of common stock reserved for future issuance under our 2006 equity incentive plan, which we have adopted to become effective as of the completion of this offering;

•
550,000 shares of common stock reserved for future issuance under our 2006 employee stock purchase plan, which we have adopted to become effective as of the completion of this offering; and

•
668,289 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $1.31 per share.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. The historical net tangible book value of our common stock as of June 30, 2006 was approximately $13.1 million, or approximately $1.41 per share, based on the number of shares of common stock outstanding as of June 30, 2006. Historical net tangible book value per share is determined by dividing the number of shares of common stock outstanding as of June 30, 2006 into our total tangible assets (total assets less intangible assets) less total liabilities. After giving effect to the conversion of all outstanding shares of preferred stock into 16,649,881 shares of common stock in this offering, our pro forma net tangible book value per share as of June 30, 2006 would have been approximately $29.9 million, or approximately $1.15 per share.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered by us in this offering at an assumed initial public offering price of $13.00 per share, net of estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2006 would have been approximately $117.3 million, or approximately $3.51 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.36 per share to existing stockholders, and an immediate dilution of $9.49 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$13.00
Historical net tangible book value per share as of June 30, 2006	$1.41
Pro forma decrease in net tangible book value per share attributable to conversion of preferred stock	(0.26)

Pro forma net tangible book value per share as of June 30, 2006	$1.15
Pro forma increase in net tangible book value per share attributable to investors participating in this offering	2.36

Pro forma as adjusted net tangible book value per share after this offering		3.51

Dilution per share to investors participating in this offering		$9.49

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2006 by approximately $6.9 million, the pro forma as adjusted net tangible book value per share after this offering by $0.21 and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $0.21 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid to us by existing stockholders and by investors participating in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $13.00 per share:

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent

Existing stockholders before this offering	25,969,879	77.7%	$39,956,833	29.2%	$1.54
Investors participating in this offering	7,461,538	22.3	96,999,994	70.8	$13.00

Total	33,431,417	100%	$136,956,827	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $6.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above assume no exercise of the underwriters' over-allotment option or any outstanding options or warrants and no sale of common stock by the selling stockholders. The sale of 1,638,462 shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 24,331,417, or 72.8% of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to 9,100,000, or 27.2% of the total shares outstanding. In addition, if the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to 22,966,417, or 68.7% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 10,465,000, or 31.3% of the total number of shares of common stock to be outstanding after this offering.

The number of shares outstanding as of June 30, 2006 excludes:

•
1,623,485 shares of common stock subject to outstanding options under our 2000 stock option plan, having a weighted average exercise price of $1.28 per share;

•
908,063 shares of common stock reserved for future issuance under our 2000 stock option plan;

•
5,900,000 shares of common stock reserved for future issuance under our 2006 equity incentive plan, which we have adopted to become effective as of the completion of this offering;

•
550,000 shares of common stock reserved for future issuance under our 2006 employee stock purchase plan, which we have adopted to become effective as of the completion of this offering; and

•
668,289 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $1.31 per share.

To the extent that any options or warrants are exercised, new options or shares of common stock are issued under our 2006 equity incentive plan or our 2006 employee stock purchase plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Selected consolidated financial data

The following selected consolidated financial data should be read together with our consolidated financial statements and notes and "Management's discussion and analysis of financial condition and results of operations" appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2003 and the selected consolidated financial data as of and for the year ended December 31, 2002 are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated financial data as of and for the year ended December 31, 2001 are derived from our unaudited consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2005 and 2006 and the selected consolidated balance sheet data as of June 30, 2006 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The pro forma basic net income per share data are unaudited and give effect to the conversion into common stock of all outstanding shares of our preferred stock for the periods indicated. The interim results set forth below are not necessarily indicative of results for future periods.

	Year ended December 31,					Six months ended June 30,
	2001	2002	2003	2004	2005	2005	2006
(in thousands, except per share data)	(unaudited)					(unaudited)

Consolidated statement of operations data:
Net revenues:
Technology licensing	$57	$530	$4,290	$12,228	$26,919	$10,608	$21,445
Media and other distribution and services	82	2,164	3,456	4,123	6,128	3,463	5,828

Total net revenues	139	2,694	7,746	16,351	33,047	14,071	27,273
Total cost of revenues(1)	223	1,215	1,900	3,502	3,656	1,788	1,947

Gross profit (loss)	(84)	1,479	5,846	12,849	29,391	12,283	25,326
Operating expenses:
Selling, general and administrative(1)	1,964	2,602	5,651	9,816	15,988	7,454	11,701
Product development(1)	3,954	2,567	3,838	6,958	10,269	5,170	6,926

Total operating expenses	5,918	5,169	9,489	16,774	26,257	12,624	18,627

Income (loss) from operations	(6,002)	(3,690)	(3,643)	(3,925)	3,134	(341)	6,699
Interest and other income (expense), net	51	(39)	(89)	(45)	223	24	619

Income (loss) before income taxes	(5,951)	(3,729)	(3,732)	(3,970)	3,357	(317)	7,318
Income tax provision	—	(62)	(201)	(373)	(1,062)	(358)	(1,373)

Net income (loss)	$(5,951)	$(3,791)	$(3,933)	$(4,343)	$2,295	$(675)	$5,945

Net income (loss) per share:
Basic	$(3.32)	$(1.20)	$(0.90)	$(0.82)	$—	$(0.10)	$0.26
Diluted	$(3.32)	$(1.20)	$(0.90)	$(0.82)	$—	$(0.10)	$0.20
Pro forma basic (unaudited)	—	—	—	—	$0.11		$0.24

Shares used to compute basic net income (loss) per share	1,790	3,148	4,382	5,315	7,323	6,781	8,335
Shares used to compute diluted net income (loss) per share	1,790	3,148	4,382	5,315	24,692	6,781	10,769
Shares used to compute pro forma basic net income per share (unaudited)					21,640		24,977

(1)
Includes stock-based compensation as follows (in thousands):

Cost of revenues	—	—	$—	$—	$1	$—	$2
Selling, general and administrative	—	—	159	16	252	136	659
Product development	—	—	—	10	141	92	267

Total stock-based compensation	—	—	$159	$26	$394	$228	$928

	December 31,					Six months ended June 30,
	2001	2002	2003	2004	2005	2006
(in thousands)	(unaudited)					(unaudited)

Consolidated selected balance sheet data:
Cash and cash equivalents	$1,534	$1,831	$607	$6,934	$25,035	$32,618
Working capital (deficit)	905	403	(3,296)	2,147	22,348	27,232
Total assets	3,030	3,722	2,787	13,680	33,164	43,008
Total debt	1,393	1,115	1,496	1,992	1,265	872
Total stockholders' equity (deficit)	1,361	1,087	(2,626)	2,886	6,185	13,613

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk factors," and elsewhere in this prospectus. We are on a calendar year end, and except where otherwise indicated below, "2006" refers to the year ending December 31, 2006; "2005" refers to the year ended December 31, 2005; "2004" refers to the year ended December 31, 2004; and "2003" refers to the year ended December 31, 2003.

DivX overview

We create products and services designed to improve the experience of media. Our first product offering was a video compression-decompression software library, or codec, which has been actively sought out and downloaded by consumers over 180 million times during the last four years, including over 50 million times during the last twelve months. These downloads include those for which we receive revenue as well as free downloads, such as limited-time trial versions, and downloads provided as upgrades or support to existing end users of our products. We have since built on the success of our codec with other consumer software products, including the DivX Player application. During the second quarter of 2006, we distributed over 15 million copies of the DivX Player application to consumers from our website, DivX.com, which averaged over five million unique visitors per month during that same period. We also license our technologies to consumer hardware device manufacturers and certify their products to ensure the interoperable support of DivX-encoded content. Over 46 million DivX Certified hardware devices have been shipped worldwide through June 30, 2006, including over 10 million devices reported to us by our customers during the second quarter of 2006. Our customers include major consumer video hardware original equipment manufacturers such as Philips and Samsung. We are entitled to receive a royalty for each DivX Certified device our customers ship. In addition to technology licensing to consumer hardware device manufacturers, we currently generate revenue from software licensing, advertising and content distribution. In the first half of 2006 and in the full years 2005, 2004 and 2003, our revenues were approximately $27.3 million, $33.0 million, $16.4 million and $7.7 million, respectively, and our net income (loss) was approximately $5.9 million, $2.3 million, $(4.3) million and $(3.9) million, respectively. As of June 30, 2006, we had an accumulated deficit of approximately $13.4 million.

Sources of revenues

We have four revenue streams. Three of these are derived from our technologies, including technology licensing to manufacturers of consumer hardware devices, software licensing to independent software vendors and consumers, and services relating to digital media distribution over the Internet that is made possible via the deployment of our technologies. Additionally, we derive revenues from advertising and distributing third-party products on our website.

Our technology licensing revenues from consumer hardware device manufacturers comprised 70%, 71%, 55% and 22% of our total revenues in the first half of 2006 and in the full years 2005, 2004 and 2003, respectively, and are derived primarily from per-unit royalties received from original equipment manufacturers. We license our technologies to manufacturers of integrated circuits designed for consumer hardware products, as well as consumer hardware device manufacturers who have licensed our technologies for incorporation in products such as DVD players, personal media players, portable media players, and digital still cameras. Our licensing arrangements typically entitle us to receive a royalty for each product unit incorporating our technologies that is shipped by our original equipment manufacturer partners. Though significantly smaller in magnitude than royalties from unit-based shipments, we also receive technology fees from integrated circuit manufacturers, original design manufacturers and original equipment manufacturers for rights to include our technologies in their products and for DivX product certifications. Because royalties are generated by the shipment volumes of our consumer hardware device customers, and because sales by consumer hardware device manufacturers are highly cyclical, we expect revenues relating to consumer hardware devices to be highly cyclical, with our second quarter revenues in any calendar year being generally lower than any other quarter in that calendar year.

Our software license revenues are derived primarily through per-unit royalties from independent software vendors and to a lesser extent from direct software sales to consumers via our website. We work with independent software vendors to help them incorporate our technologies into their video creation, editing and playback software products. Our licensing arrangements typically entitle us to receive a royalty for each DivX-enabled software unit shipped by our independent software vendor partners. We offer software to consumers via our website both for a fee and on a free or trial basis. We believe that downloads of this software benefit our business both directly and indirectly. Our business benefits directly from increased revenues when the user downloads a for-pay version. Our business benefits indirectly when free or trial versions are downloaded, as we believe such downloads increase our installed base and therefore the demand for consumer hardware devices that contain our technologies. Revenues from software licensing comprised 9%, 11%, 20% and 33% of our total revenues in the first half of 2006 and in the full years 2005, 2004 and 2003, respectively. While software licensing revenues as a percentage of total revenues have declined, in absolute dollars such revenues have increased for each period presented.

Advertising and product distribution revenues have generally been earned when we include third-party software products with DivX software that is available for download to consumers from our website. Presently, our only arrangement of this type is with Google, although we have had arrangements with other parties in the past. With each download of included software, consumers are offered the opportunity to install Google software. Google pays us fees for meeting certain monthly distribution commitments related to our offering of included Google software to consumers, and activations of the software by consumers. See "Business—How we derive revenue—Advertising and third-party product distribution" for more information about our agreement with Google. Advertising and distribution revenues comprised approximately 20%, 15%, 17% and 28% of our total revenues in the first half of 2006 and in the full years 2005, 2004 and 2003, respectively. In absolute dollars, advertising and product distribution revenues have increased for each period presented.

We earn digital media distribution revenues by providing a hosted service to content providers that allows them to download their digital media content to users via the Internet. In such cases, digital media distribution revenues are derived as a revenue-share percentage of total content sales prices. We also derive revenues by encoding third-party content into the DivX format to allow such content to be delivered more efficiently via the Internet. Digital media distribution and related service revenues comprised 1%, 3%, 8% and 17% of our total revenues in the first half of 2006 and in the full years 2005, 2004 and 2003, respectively. Revenues for digital media distribution and other services have declined slightly for each period presented. If our online video community website, Stage6.com, is successful, our digital media distribution revenues may increase in future periods.

A small number of customers account for a significant percentage of our revenues. In the first half of 2006, two customers accounted for 20% and 10%, respectively, of our revenues. In 2005, the same two customers accounted for 15% and 13%, respectively, of our revenues. In 2004, the same two customers accounted for 10% and 13%, respectively, of our revenues. In 2003, a third customer accounted for 27% of our revenues.

We are a global company with a broad, geographically diverse market presence. We have offices in six countries, and our hardware and software products are distributed in over 150 countries and territories. We have historically generated a substantial amount of our revenues from international sales, which have grown to represent an increasingly large percentage of our overall revenues. For the first half of 2006 and for the full years 2005, 2004 and 2003, our revenues outside North America comprised 75%, 78%, 63% and 39%, respectively, of our total revenues. We believe this growth has been driven in part by increasing adoption of our technology by consumer hardware device manufacturers, many of whom are located outside of North America. In particular, a large number of such consumer hardware device manufacturers are located in Asia, which is reflected in the large percentage of international revenues derived from Asia, which comprised 59%, 56%, 49% and 26% of our sales for the first half of 2006 and for the full years 2005, 2004 and 2003, respectively.

Cost of revenues

Our cost of revenues consists primarily of license fees payable to providers of intellectual property that is included in our technologies. Generally, royalties are due to our third-party intellectual property providers based on when certain of our products are sold, subject to contractually agreed-upon limits. To a much lesser extent, cost of revenues also includes depreciation on certain computing equipment and related software, the compensation of related employees, Internet connectivity costs, third-party payment processing fees and allocable overhead. Although this may not be the case in the future, and although we have experienced some variability to our cost of revenue structure in the past, in general our costs of revenues have not been highly variable with revenue volumes. As a result, we generally expect our overall gross margins to fluctuate with revenues. If our online video community website, Stage6.com, is successful, our Internet connectivity costs may increase at a higher rate than the revenues we derive from Stage6.com, which would reduce our gross margins.

Selling, general and administrative

The majority of selling, general and administrative expenses consists of employee compensation costs. Selling, general and administrative expense also includes marketing expenses, business travel costs, trade show costs, outside consulting fees and allocable overhead. Our headcount for selling, general, and administrative related personnel, including employees and outside contractors, was 119, 101, 76, and 36 as of June 30, 2006 and December 31, 2005, 2004, and 2003, respectively. We intend to hire additional employees and outside contractors for our sales and marketing staff and to increase our selling and marketing budget in the future as we attempt to continue to raise awareness of our products and services. In addition, we expect our general and administrative expenses to increase substantially as we incur additional expenses associated with being a publicly traded company, including expenses associated with comprehensively analyzing, documenting and testing our system of internal controls and maintaining our disclosure controls and procedures as a result of the regulatory requirements of the Sarbanes-Oxley Act.

Product development

The majority of product development expenses consists of employee compensation for personnel responsible for the development of new technologies and products. Our headcount for product development related personnel, including employees and outside contractors, was 106, 82, 63, and 30 as of June 30, 2006 and December 31, 2005, 2004, and 2003, respectively. Product development expense also includes depreciation of computer and related equipment, software license fees and allocable overhead. We expect to increase our product development expenses in absolute dollars as we continue to invest in the development of our products and services. While we expect to continue to hire additional employees to meet our business needs, if permanent employees are not available for hire, we intend to use outside contractors to fulfill our labor needs when and as required to accomplish our operating goals.

Opportunities, challenges and risks

Our technology licensing revenues from consumer hardware device manufacturers have been primarily dependent upon our licensees' sales of DVD players that incorporate our technologies. Revenue from technology licensing to consumer hardware device manufacturers increased by 1,269% from 2003 to 2005. We do not expect our revenue growth rates attributable to DVD player sales to remain as high as they have been in recent years as the markets for DVD players mature. Because our technologies are embedded in DVD players, our licensing revenue is subject to fluctuations based on consumer demand for these products. We actively promote the incorporation of our video compression technologies for use in other consumer products such as digital still cameras, portable media players and DVD recorders, but there is no assurance we will receive material royalties on sales of these products in the future. If sales of DVD players that incorporate our technologies do not continue to grow, or if our technologies are displaced from these devices by competing technologies, our revenue would be adversely affected.

Historically, the increases in our technology licensing revenues have been driven by increases in the volume of sales of products incorporating our technologies. However, this increase in revenues has been partially offset by declines in the per-unit royalty we derive, which has resulted from a combination of volume-based price discounts and overall pricing pressure on established technology royalties in the market. We believe that if our technology achieves market acceptance as a de facto standard, volumes will continue to increase unless and until our technology fully penetrates the market. To the extent such market acceptance and volume increases occur, we believe that average selling prices of our existing technologies will decline. We may not be able to successfully introduce newer technologies with higher average selling prices into the market to offset any such decline.

One or a small number of our licensees generally represents a significant percentage of our technology licensing revenues. For example, in 2005 and in the first half of 2006, Philips accounted for approximately 13% and 10%, respectively, of our total revenues, and our top 10 licensees by revenue accounted for approximately 41% and 48%, respectively, of our total revenues. A reduction in these sales or a loss of one or more of our key licensees would adversely affect our licensing revenues.

As technologies for DVD players and other consumer hardware devices with video compression capabilities evolve, we must continue to design and deliver innovative technologies that are sought by manufacturers and consumers alike. Part of our strategy is to have our digital media technologies adopted as de facto industry standards for use in consumer hardware devices. Generally, for a technology to become an industry standard, the royalty rates must not be prohibitively costly as compared to other potential alternatives. As a result, the royalty rates we charge for our technologies will likely be lower than the royalty rates received for technologies not adopted as industry standards, and our long-term ability to raise royalty rates for our technologies could be limited by this trend.

We rely on our relationship with Google for a significant portion of our revenue and we cannot guarantee that the revenue from Google will remain available to us. Revenues under the Google agreement represented approximately 20% and 15% of our total revenues in the first half of 2006 and in the full year 2005, respectively. Recently we agreed with Google to include and distribute the Mozilla Firefox Browser and certain related Google software products with our software products in place of prior versions of the Google software. Google pays us fees based on the number of downloads or activations of the included software by consumers. Any decline in the popularity of either our products or Google's products among consumers or market saturation by these products could result in a decrease in revenue under this agreement. In particular, the Mozilla Firefox Browser may not achieve widespread adoption by consumers and may lead to fewer downloads and activations than past versions of Google's software included with our products. If we fail to achieve certain minimum distribution commitments for specific periods described in the agreement, the revenue we derive for such periods will be reduced, and Google may terminate the agreement. Our ability to continue to generate revenues under the agreement is further limited by a cap on the total amounts payable by Google under the agreement, after which Google is relieved of its obligations to pay us. If our revenues under the agreement exceed this cap our revenues in subsequent periods may decrease. This agreement expires upon the earlier of December 31, 2006 or the date upon which we reach the cap on the total amounts payable by Google to us under the Agreement, and Google is under no obligation to renew this agreement. If, upon the expiration of our agreement with Google, we fail to enter into a new agreement with Google or a similar partner on substantially the same or more favorable terms, our revenues could significantly decrease.

Beginning in the first quarter of 2006, we adopted SFAS No. 123(R), Share-Based Payment, or SFAS 123(R), which requires that we record stock-based compensation charges in connection with our equity compensation for employees. As a result, we have recorded $600,000 of additional stock-based compensation expenses for stock awards made during the first half of

2006 and expect to continue to record significant additional stock-based compensation expenses in future periods, which will adversely affect our operating results.

Recent acquisition

In March 2006 we acquired all of the assets of Corporate Green, a general partnership that developed an online community platform but had not commenced its principal operations and had not generated any revenue through the date of the acquisition. The total purchase price for the acquisition was valued at $659,000 and consisted of $431,000 in cash and 34,824 fully vested shares of our common stock, valued at $228,000. The entire purchase price was recorded as intangible assets and will be amortized to product development expense over their estimated useful lives of 1.25 years. Amortization of intangible assets from the Corporate Green acquisition in the first half of 2006 was $154,000. In addition to the purchase price, we issued the former partners of Corporate Green 69,651 restricted shares of our common stock which will become vested (i) upon the occurrence of certain events, subject to their continued employment by us or (ii) upon the termination of such persons by us without cause. Upon the earlier of December 31, 2006, March 31, 2007 and June 30, 2007 and the occurrence of certain performance milestones, and subject, in the case of the latter two events, to continued employment with us, we will pay an aggregate of $104,000, $104,000 and $31,000, respectively, in cash to the three former Corporate Green partners. These deferred cash payments and the restricted stock will be recorded as compensation expense in the period in which they are earned.

Critical accounting policies

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements in accordance with U.S. GAAP requires us to use accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during a fiscal period. We consider an accounting policy to be critical if it is important to our financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. We have discussed the selection and development of the critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed our related disclosures in this document. Although we believe that our judgments and estimates are appropriate and correct, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are both important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from the judgments and estimates we have employed reporting our financial positions and results, our reported financial condition and results of operation for future periods could be materially affected.

Revenue recognition

We evaluate our revenue recognition for transactions to sell products and services and to license technologies using the criteria set forth by the SEC in Staff Accounting Bulletin 104, Revenue Recognition, or SAB 104. SAB 104 states that revenue is recognized when each of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

Our licensing revenue is primarily derived from royalties paid to us by licensees of our intellectual property rights. Royalties and other license fees are recorded net of reserves for estimated losses resulting from our customers' ultimate ability to make required payments and report accurately, and are recognized when all revenue recognition criteria have been met. We make judgments as to whether collectibility can be reasonably assured based on a licensee's recent payment history or its assessed ability to pay. In the absence of a favorable collection history or a favorable assessment of the ability to pay, we recognize revenue upon receipt of cash, provided that all other revenue recognition criteria have been met.

We have contracts with original equipment manufacturers, original design manufacturers, integrated circuit manufacturers, independent software vendors, advertisers and content providers. Our revenue recognition policies for each of these arrangements are summarized below.

Technology licensing to original equipment manufacturers.    We license our technologies to original equipment manufacturers of consumer hardware devices, and in return each original equipment manufacturer typically pays us a royalty for each DivX Certified unit the customer ships. Royalty revenue is recognized in the period in which we receive competent evidential matter that revenue has been earned in the form of a shipment report from the customer. If we receive pre-certification license fees from a customer, recognition of this revenue is deferred in its entirety until we certify the original equipment manufacturer's product in accordance with our certification guidelines. If we receive nonrefundable minimum commitments from a customer that are also not allocable to a future contract period, we will recognize the full amount upon billing if collectibility is assured based on recent payment history, but only if we have no further obligation to provide post-contract support. If we have future support obligations pertaining to minimum commitment agreements, we recognize licensing fees ratably over the length of the agreement because vendor-specific objective evidence does not exist for the unlimited upgrades and support included in the contract.

Technology licensing to integrated circuit manufacturers.    We license our technologies to integrated circuit manufacturers and provide support and unlimited upgrades during the contract term so they can incorporate our technologies into the chips they manufacture for consumer hardware devices. The initial license fee is deferred in total until we certify the integrated circuit manufacturer's product in accordance with our certification guidelines. Because vendor-specific objective evidence does not exist for the service elements, after certification, we recognize the license fee ratably over the remaining length of the associated contract, which is typically two to three years.

Technology licensing to original design manufacturers.    We license our technology to original design manufacturer customers and partners who manufacture devices such as DVD players,

portable media players and digital still cameras. Recognition of the related licensing fees is deferred in total until we certify the original design manufacturer's product in accordance with our certification guidelines, after which we have no further performance obligation.

Technology licensing for software to independent software vendors.    We license our technologies for resale to independent software vendors and in return the software vendor pays us a royalty for each unit shipped that incorporates our technologies. Revenue is recognized in the period in which we receive competent evidential matter that revenue has been earned in the form of a shipment report from the customer. In addition, in some cases we receive an initial license fee for our software and agree to provide post-contract upgrades and support. In these cases, we recognize revenues ratably over the length of the contract, as vendor-specific objective evidence typically does not exist for the upgrades and support period implied by the contract.

Technology licensing for software to consumers.    We license our technologies to consumers via our website for a fixed fee per download. The license includes upgrades and support until such time as a new pay version becomes available, which is generally referred to as a "left-of-decimal" upgrade. Payment is made online with a credit card via a third-party payment service provider, who in turn remits aggregate payments to us on a monthly basis. We recognize these revenues ratably over the period ending at the next expected left-of-decimal upgrade, which is typically 24 to 36 months from the time of the last upgrade, as vendor-specific objective evidence typically does not exist for the upgrades and support under such licensing agreements.

Advertising and third-party product distribution.    We are paid by third-party software companies for distributing their software when such software is downloaded or installed via our website, typically within our own software download products. The related distribution fees are recognized based on the number of downloads and activations. We recognize these fees upon receiving competent evidential documentation from our reporting systems.

Digital media distribution services.    We make available our online video delivery system to content customers in return for a revenue share of the download-for-rental revenue generated by the content provider customer using our delivery system. The content partner delivers a video-on-demand movie through its website using our Open Video System. The end customer purchasing such content must pay by credit card before being allowed to download the movie. We earn a certain percentage of each sale based on a pre-negotiated revenue share with the content-provider customer. Revenue is recognized monthly based on sales reports, net of any returns or charge backs as reconciled by us and the content-provider customer.

Encoding services.    We encode the content of certain customers into the DivX format and charge these customers for this service. In some cases revenue is recognized in full after the encoding service is performed if the customer agrees to provide a deposit in full. In other cases revenue is recognized and invoiced based on a calculation of value per unit of DivX-encoded content that is downloaded from a content provider's site.

We record revenue net of allowances for uncollectible sales.    Revenue is recorded net of allowances for uncollectible sales. We continually monitor customer payment performance and maintain a reserve for estimated amounts that may be uncollectible. In determining our reserve, we evaluate the collectibility of our accounts receivable based upon a variety of factors. Generally, in cases where the customer is new and has an undemonstrated ability to pay, we delay recognition of the revenue until such time as the new customer has paid unless significant and persuasive evidence exists that the customer is creditworthy. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations, despite the customer's payment history, we record a specific allowance against amounts due and thereby reduce the net recognized receivable to the amount reasonably believed to be collectible. For all other customers, we recognize allowances for uncollectible sales based on our actual historical write-off experience in conjunction with the length of time the receivables are past due, customer creditworthiness, geographic risk and the current business environment. Actual future losses from uncollectible accounts may differ from our estimates and may materially affect our statements of operations and our financial condition.

Accounting for income taxes

In preparing our financial statements we are required to make estimates and judgments that affect our accounting for income taxes. This process includes estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax- and financial-accounting purposes. These differences, including differences in the timing of recognition of stock-based compensation expense, result in deferred tax assets and liabilities. We also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe recovery to be unlikely, we have established a valuation allowance. Significant judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance against our deferred tax assets. Our financial position and results of operations may be materially impacted if actual results significantly differ from these estimates or the estimates are adjusted in future periods.

At December 31, 2005, we had approximately $9.3 million and $7.0 million in federal and California net operating loss carryforwards, respectively, which begin to expire in 2020 and 2010, respectively, approximately $1.2 million of federal research tax credit carryforwards, which begin to expire in 2021, approximately $1.2 million of California research tax credit carryforwards which do not expire, and approximately $1.0 million in credits available from the payment of foreign taxes which begin to expire in 2016. Portions of these tax attributes are subject to the annual limitations prescribed by Internal Revenue Code sections 382 and 383 and the corresponding state tax provisions, and accordingly may expire unused. At December 31, 2005, we maintained a 100% valuation allowance of $8.7 million on deferred tax assets.

Stock-based compensation

Effective January 1, 2006 we adopted SFAS 123(R), which requires that all share-based payments to employees, including grants of employee stock options and restricted stock, be recognized in our financial statements based on their respective grant date fair values. Under this standard, the fair value of each share-based payment award is estimated on the date of grant using an option pricing model that meets certain requirements. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payment awards. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We do not have a history of market prices of our common stock as we are not a public company, and as such we estimate volatility in accordance with Staff Accounting Bulletin No. 107 using historical volatilities of similar public entities. The expected life of the awards is based on a simplified method which defines the life as the average of the contractual term of the options and the weighted average vesting period for all open tranches. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on our history and expectation of paying no dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in our financial statements in 2006 and thereafter is based on awards that are ultimately expected to vest. We evaluate the assumptions used to value our awards on a quarterly basis. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

Prior to January 1, 2006, we accounted for employee stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB No. 25, and we complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and related Statement of Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation—Transaction and Disclosure. Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price of the option. We amortize such stock-based compensation using the straight-line method over the vesting period.

Valuation at the time of grant.    We have granted to our employees options to purchase common stock at exercise prices equal to the fair market value of the underlying stock at the time of each grant, as determined by our board of directors.

In valuing the common stock our board of directors considered a number of factors, including:

•
the illiquidity of our capital stock as a private company;
•
the vesting restrictions imposed upon the equity awards;
•
the business risks we faced;
•
the liquidation preferences, redemption rights, and other rights, preferences and privileges of our outstanding preferred stock;
•
the likelihood of a liquidity event, such as a public offering;
•
valuation indicators for our common stock price, primarily established through preferred stock issuances to third parties for cash;
•
our actual financial condition and results of operations relative to our formal operating plan during the relevant period;
•
the development status of our products, technical issues encountered during the relevant period and adherence to product completion dates;

•
the development of our sales and marketing force and our progress in penetrating markets for our products and services; and
•
forecasts of our financial results, market conditions affecting the digital media industry, changes in our management team.

At the date of each option grant, our board of directors determined that the exercise price for each option was equivalent to the then-existing fair value of our common stock. Our board of directors believes it properly valued our common stock in all periods, although we also understand that the judgments required in such efforts necessarily involve an element of subjectivity.

Reassessment of fair value.    The exercise prices per share of common stock underlying our option grants were historically determined by our board of directors with input from management. Contemporaneous valuations of our common stock by an unrelated party were not obtained because we were focusing our financial and management resources on expanding our business, and believed that our board of directors, by virtue of its membership, including several venture capitalists, had considerable experience in the valuation of emerging companies.

In March 2006, as we began to prepare for this offering and our 2005 year-end audit, we undertook retrospective analyses of our option pricing to determine whether there was a compensatory element in our historical option grants. We undertook the retrospective valuations as of three dates:

•
October 2004, the final closing of our Series C convertible preferred stock financing;
•
October 2005, the closing of our redeemable Series D convertible preferred stock financing; and
•
March 2006, when we held the organizational meeting for this offering.

We do not believe that there was any compensatory element to our option grants prior to October 2004 based on the early stage of our development through that date. The retrospective valuations were undertaken using a valuation methodology recommended in the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Based in part on such valuations and other information considered by our management and our board of directors, including specific developments in our business, general developments in the markets we address, assessments of our potential value in a public market informally provided by our investment banker, and our prospects for a public offering or other liquidity events, we determined adjusted fair values per share of our common stock at October 2004, October 2005 and March 2006. The difference between the fair value of our common stock as of each of these dates and the estimated initial public offering price is primarily due to our assessment of the relative likelihood and occurrence as of each such date that we would follow one of three possible future scenarios, and the estimated value of our common stock under each scenario. These scenarios consisted of:

•
continuing to operate as a private company;
•
pursuing a sale or merger transaction; or
•
completing an initial public offering.

The estimated value of our common stock under each scenario was in turn affected by the use of certain assumptions and valuation methodologies. Our assessment of the relative likelihood and occurrence of the future scenarios changed from being more heavily weighted towards continuing as a private company to more recently being more heavily weighted towards completing an initial public offering.

In the private company scenario, we utilized a discounted cash flow analysis to estimate a value for our total shareholder value. This required an analysis of a forecast of our expected future financial performance, discounted to a present value using a discount rate that ranged from 20% to 27% (which reflects the company's cost of capital). We then apportioned that total shareholder value to the various classes of securities, based on their respective liquidation preferences, to arrive at a value for the common shares. Lastly, we applied a marketability discount ranging from 16% to 23% to reflect the fact that our common stockholders were unable to liquidate their holdings at will, or possibly at all. In the sale or merger scenario, we developed a global list of companies that we considered comparable to us, and derived appropriate valuation multiples based on financial statements and stock data from the comparable companies. Those valuation multiples were then used to determine an implied total-invested-capital value for our company. From this amount, we again derived a per share value for our common stock, after taking into account preferred stock liquidation preferences, as of the future time of the anticipated transaction. We then discounted the future value of our common stock using a discount rate, ranging from 34% to 55%, which we believed appropriately accounted for the market cost of capital to the common shareholders, as well as the risk and nature of the cash flow. The methodology we used for the initial public offering scenario was the same as for the sale or merger scenario, except that we disregarded preferred stock liquidation preferences in view of the expected mandatory conversion of our preferred stock into common stock upon an initial public offering.

Because during the review periods there were no quoted market prices for our common stock and there were no arm's-length cash transactions with unrelated parties for issuances of our common stock, we considered our historical results, future prospects and other factors to interpolate fair values of our common stock for each option grant date between the dates of the retrospective valuations. We then recorded deferred stock-based employee compensation for grants where the adjusted fair value exceeded the initial grant exercise price.

As of June 30, 2006, we had deferred stock-based compensation of $1.3 million related to stock option grants made prior to December 31, 2005. In addition, based on stock options granted after January 1, 2006, as of June 30, 2006 we had unrecognized stock-based compensation of $1.6 million, determined in accordance with SFAS No. 123(R). Based on options outstanding as of June 30, 2006, we expect to recognize a total of approximately $529,000 of stock-based compensation expense during the remainder of 2006 and an additional $880,000 of stock-based compensation expense during 2007. We expect to continue to grant stock options in the future, and to the extent we do, our actual stock-based compensation expense recognized in future periods will likely increase.

As of June 30, 2006, we had outstanding vested options to purchase 824,920 shares of our common stock and unvested options to purchase 798,565 shares of our common stock with an intrinsic value of approximately $10.6 million and $9.5 million, respectively, based on an assumed initial public offering price of $13.00 per share.

Results of operations

The following table presents our results of operations as a percentage of total revenue for the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)

Net revenues:
Technology licensing	55%	75%	82%	75%	79%

Media and other distribution and services	45	25	18	25	21

Total net revenues	100	100	100	100	100

Total cost of revenues(1)	25	21	11	13	7

Gross margin	75	79	89	87	93
Operating expenses:
Selling, general and administrative(1)	73	60	48	53	43
Product development(1)	50	43	31	37	25

Total operating expenses	123	103	79	90	68

Income (loss) from operations	(48)	(24)	10	(3)	25
Interest and other income (expense), net	(1)	—	1	0	2

Income (loss) before income taxes	(49)	(24)	11	(3)	27

Income tax provision	(3)	(2)	(3)	(2)	(5)

Net income (loss)	(52%)	(26%)	8%	(5%)	22%

(1)
Includes stock-based compensation as follows:

Cost of revenues	—%	—	—%	—%	—%
Selling, general and administrative	2	—	1	1	2
Product development	—	—	—	1	1

Total stock-based compensation	2%	—	1%	2%	3%

Six months ended June 30, 2005 and 2006

Revenues

The following table summarizes and analyzes the revenues we earned for the six months ended June 30, 2005 and 2006:

	Six months ended June 30,		2005-2006 change
(in thousands)	2005	2006	$	%

	(unaudited)

Net revenues:
Technology licensing
Consumer hardware devices	$8,930	$19,159	$10,229	115%
% of total net revenues	63%	70%
Software	1,678	2,286	608	36
% of total net revenues	12%	9%

Total technology licensing	10,608	21,445	10,837	102

% of total net revenues	75%	79%
Advertising and third-party product distribution	2,831	5,363	2,532	89
% of total net revenues	20%	20%
Digital media distribution and services	632	465	(167)	(26)
% of total net revenues	5%	1%

Total net revenues	$14,071	$27,273	$13,202	94%

        Technology licensing to consumer hardware device manufacturers.    The $10.2 million, or 115%, increase in revenues from technology licensing to consumer hardware device manufacturers from the first half of 2005 to the first half of 2006 resulted primarily from a $10.4 million increase in net royalty revenues due to an increase in reported sales by our licensees of their consumer hardware devices that incorporate our technologies, principally attributable to the worldwide growth in sales of DVD players that incorporate our technologies. This increase was partially offset by a $200,000 decrease in technology license fees charged to our customers.

        Technology licensing for software.    The $608,000, or 36%, net increase in software licensing revenue from the first half of 2005 to the first half of 2006 resulted from a $315,000 increase in royalty revenue from licensing our products directly to consumers. The remaining increase resulted from a $293,000 increase in royalty revenue due to sales by our licensees of their video software products that incorporate our technologies.

        Advertising and third-party product distribution.    The $2.5 million, or 89%, increase in advertising and third-party product distribution revenue from the first half of 2005 to the first half of 2006 resulted from an increase in our distribution of software under our agreement with Google.

        Digital media distribution and services.    The $167,000, or 26%, decrease in digital media distribution and services revenue from the first half of 2005 to the first half of 2006 resulted primarily from decreases in sales by our Open Video System customers and in encoding revenues.

Gross profit

The following table shows the gross profits we earned on each of our revenue streams for the six months ended June 30, 2005 and 2006 in absolute dollars and as a percentage of related revenues:

	Six months ended June 30,
	2005	2006
(in thousands)	(unaudited)

Gross profit:
Technology licensing	$9,266	$19,954
Gross margin	87%	93%
Advertising and third-party product distribution	$2,787	$5,301
Gross margin	98%	99%
Digital media distribution and services	$230	$71
Gross margin	36%	15%
Total gross profit	$12,283	$25,326
Total gross margin	87%	93%

        Technology licensing.    The increase in gross margin from the first half of 2005 to the first half of 2006 was due primarily to increased royalties from technology licensing to consumer hardware device manufacturers without a corresponding increase in royalties payable to our licensors.

        Advertising and third-party product distribution.    Our cost of product distribution revenue remained relatively fixed as a percentage of such revenue because the cost of bandwidth associated with product downloads is directly proportional to the volume of downloads.

        Digital media distribution and related services.    Our digital media distribution and related services gross margin decreased from the first half of 2005 to the first half of 2006 due to diminished revenues over a relatively fixed cost base.

Operating expenses

The following table summarizes and analyzes our operating expenses for the six months ended June 30, 2005 and 2006:

	Six months ended June 30,		2005-2006 change
(in thousands)	2005	2006	$	%

	(unaudited)

Operating expenses:
Selling, general and administrative	$7,454	$11,701	$4,247	57%
% of total net revenues	53%	43%
Product development	5,170	6,926	1,756	34
% of total net revenues	37%	25%

Total operating expenses	$12,624	$18,627	$6,003	48%

        Selling, general and administrative.    The $4.2 million, or 57%, increase in selling, general and administrative expense from the first half of 2005 to the first half of 2006 was principally due to a $2.2 million increase in payroll and benefit costs resulting from an increase in selling, general and administrative employee headcount from 85 to 111 and an increase in sales performance, a $641,000 increase in outsourced and legal costs, particularly trademark and litigation costs, a $524,000 increase in stock-based compensation expense primarily due to our adoption of SFAS No. 123(R), a $497,000 increase in marketing costs, particularly promotional and branding expenses and a $173,000 increase in travel costs principally related to our sales functions.

        Product development.    The $1.8 million, or 34%, increase in product development expense from the first half of 2005 to the first half of 2006 was principally due to a $1.6 million increase in payroll and benefit costs due to an increase in product development employee headcount from 75 to 101, a $230,000 increase in depreciation and amortization principally due to our acquisition of Corporate Green, a $175,000 increase in stock-based compensation expense primarily due to our adoption of SFAS No. 123(R), a $111,000 increase in bandwidth costs and a $70,000 increase in recruiting costs. These increases were partially offset by a $520,000 decrease in outside contractor expense related to product development initiatives.

Interest and other income (expense), net

Interest and other income (expense), net, consists primarily of net interest income or expense. During the first half of 2006, we reported net interest income of $619,000 compared to net interest income of $24,000 for the first half of 2005. The increase in net interest income in the first half of 2006 was due to higher interest earned due to higher cash balances and higher interest rates in combination with lower interest expense on lower outstanding balances on interest-bearing debt during the first half of 2006 compared to the first half of 2005.

Income tax provision

In the first half of 2006 we earned net income of $5.9 million and in the first half of 2005 we reported a net loss of $675,000. We paid approximately $1.1 million and $358,000 in the first half of 2006 and the first half of 2005, respectively, for foreign taxes related to royalty payments received from customers doing business within jurisdictions with which the U.S. has no taxing reciprocity agreement in place for the sale or licensing of intellectual property. Such foreign tax payments may be used to offset future U.S. federal income tax on U.S. taxable income determined after utilizing our net operating loss carryforwards.

Years ended December 31, 2003, 2004 and 2005

Revenues

The following table summarizes and analyzes the revenues we earned for 2003, 2004 and 2005:

			2003-2004 change			2004-2005 change
	December 31, 2003	December 31, 2004			December 31, 2005
(in thousands)			$	%		$	%

Net revenues:
Technology licensing Consumer hardware devices	$1,707	$8,961	$7,254	425%	$23,361	$14,400	161%
% of total net revenues	22%	55%			71%
Software	2,583	3,267	684	26	3,558	291	9
% of total net revenues	33%	20%			11%

Total technology licensing	4,290	12,228	7,938	185	26,919	14,691	120

% of total net revenues	55%	75%			82%
Advertising and third-party product distribution	2,129	2,829	700	33	4,964	2,135	75
% of total net revenues	28%	17%			15%
Digital media distribution and services	1,327	1,294	(33)	(2)	1,164	(130)	(10)
% of total net revenues	17%	8%			3%

Total net revenues	$7,746	$16,351	$8,605	111%	$33,047	$16,696	102%

        Technology licensing to consumer hardware device manufacturers.    The $14.4 million, or 161%, increase in revenues from technology licensing to consumer hardware device manufacturers from 2004 to 2005 resulted primarily from a $13.5 million increase in net royalty revenues due to an increase in the volume of consumer hardware devices sold by our licensees that incorporate our technologies, principally attributable to the worldwide growth in sales of DVD players that incorporate our technologies. The remaining increase in consumer hardware licensing revenues was attributable to a $902,000 increase in license fees we earned from new or renewed integrated circuit and original design manufacturer licensees. The $7.3 million, or 425%, increase in revenues from technology licensing to consumer hardware device manufacturers from 2003 to 2004 resulted primarily from a $6.8 million increase in royalty revenue due to an increase in the volume of consumer hardware devices sold by our licensees that incorporate our technologies, principally attributable to the worldwide growth in sales of DVD players that incorporate our technologies. The remaining increase in consumer hardware licensing revenues was attributable to a $512,000 increase in license fees we earned from our integrated circuit and original design manufacturer licensees.

        Technology licensing for software.    The $291,000, or 9%, net increase in software licensing revenue from 2004 to 2005 resulted primarily from a $856,000 increase in licensing our product directly to consumers. This increase was partially offset by a $565,000 decrease in royalty revenue due to a decrease in reported sales by our licensees of their video software products that incorporate our technologies. The $684,000, or 26%, increase in software licensing revenue from 2003 to 2004 resulted primarily from a $344,000 increase in royalty revenue due to an increase in sales by our licensees of their video software products that incorporate our technologies. The remaining increase in software licensing revenues was attributable to a $339,000 increase in revenue earned from licensing our products directly to consumers.

        Advertising and third-party product distribution.    The $2.1 million, or 75%, increase in advertising and third-party product distribution revenue from 2004 to 2005 resulted from the beginning of our product distribution relationship with Google. The $700,000, or 33%, increase in advertising and third-party product distribution revenue from 2003 to 2004 resulted from an increase in our distribution or promotion of third party software.

        Digital media distribution and services.    The $130,000, or 10%, decrease in digital media distribution and services revenue from 2004 to 2005 resulted primarily from a decrease of sales by our Open Video System customers. The $33,000 decrease in digital media distribution and related services revenue from 2003 to 2004 resulted primarily from a $659,000 reduction in professional service revenue partially offset by a $626,000 increase in sales by our Open Video System customers and encoding revenues.

Gross profit

The following table shows the gross profits we earned on each of our revenue streams for 2003, 2004 and 2005 in absolute dollars and as a percentage of related revenues:

(in thousands)	2003	2004	2005

Gross profit:
Technology licensing	$3,302	$9,751	$24,152
Gross margin	77%	80%	90%
Advertising and third-party product distribution	2,079	2,762	4,875
Gross margin	98%	98%	98%
Digital media distribution and services	465	336	364
Gross margin	35%	26%	31%
Total gross profit	$5,846	$12,849	$29,391
Total gross margin	75%	79%	89%

        Technology licensing.    The increase in gross margin across all periods presented was due primarily to increased royalties from technology licensing to consumer hardware device manufacturers without a concomitant increase in royalties payable to our licensors.

        Advertising and third-party product distribution.    Our cost of product distribution revenue remained relatively fixed as a percentage of such revenue because the cost of bandwidth associated with product downloads is directly proportional to the volume of downloads.

        Digital media distribution and related services.    Our digital media distribution and related services gross margin increased from 2004 to 2005 despite lower revenues during this period as more of our sales in 2005 were derived from encoding services. Such services have relatively fixed direct labor and equipment costs. Our gross margins declined from 2003 to 2004 due to diminished revenues over a relatively fixed cost base.

Operating expenses

The following table summarizes and analyzes our operating expenses for 2003, 2004 and 2005:

			2003-2004 change			2004-2005 change
	December 31, 2003	December 31, 2004			December 31, 2005
(in thousands)			$	%		$	%

Operating expenses:
Selling, general and administrative	$5,651	$9,816	$4,165	74%	$15,988	$6,172	63%
% of total net revenues	73%	60%			48%
Product development	3,838	6,958	3,120	81	10,269	3,311	48
% of total net revenues	50%	43%			31%

Total operating expenses	$9,489	$16,774	$7,285	77%	$26,257	$9,483	57%

        Selling, general and administrative.    The $6.2 million, or 63%, increase in selling, general and administrative expense from 2004 to 2005 was principally due to a $4.6 million increase in payroll and benefit costs resulting from an increase in selling, general and administrative employee headcount from 72 to 96 and an increase in sales performance, a $650,000 increase in marketing costs, particularly promotional and branding expenses, a $253,000 increase in travel costs mainly for our sales functions, a $176,000 increase in facility maintenance costs, a $236,000 increase in stock-based compensation and a $114,000 increase in legal costs, particularly trademark and litigation expenses. The $4.2 million, or 74%, increase in selling, general, and administrative expense from 2003 to 2004 was principally due to a $1.3 million increase in payroll and benefit costs due to an increase in selling, general and administrative employee headcount from 35 to 72, a $663,000 increase in legal costs, particularly trademark and litigation expenses, a $519,000 increase in outsourced service costs, a $539,000 increase in recruiting and relocation costs due to an increase in headcount, a $338,000 increase in travel costs mainly for our sales functions, a $235,000 increase in marketing costs, particularly promotional and branding expenses, and a $155,000 increase in occupancy costs to accommodate our increased headcount.

        Product development.    The $3.3 million, or 48%, increase in product development expense from 2004 to 2005 was principally due to a $2.9 million increase in payroll and benefit costs due to an increase in product development employee headcount from 58 to 78, a $299,000 increase in outside contractor expense to aid current employees in product development initiatives and a $131,000 increase in stock-based compensation. The $3.1 million, or 81%, increase in product development expense from 2003 to 2004 was principally due to a $2.5 million increase in payroll and benefit costs due to an increase in product development employee headcount from 28 to 58 and a $359,000 increase in depreciation and facilities expense due to additional capital needs for new employees and development functions.

Interest and other income (expense), net

During 2005, we reported net interest income of $223,000 compared to net interest expense of $45,000 and $89,000 for 2004 and 2003, respectively. Net interest income in 2005 was due to higher interest earned due to higher cash balances in combination with lower interest expense on lower interest-bearing debt outstanding during 2005 compared to prior periods.

Income tax provision

In 2005 we earned net income of $2.3 million and in prior years we reported net losses. We paid no income taxes to the U.S. during 2005, as we had net operating losses and research tax credits from prior periods available to offset the income tax expense for the year. We paid approximately $1.0 million, $373,000 and $201,000 in 2005, 2004 and 2003, respectively, for foreign taxes related to royalty payments received from customers doing business within jurisdictions with which the U.S. has no taxing reciprocity agreement in place for the sale or licensing of intellectual property. Such foreign tax payments may be used to offset future U.S. federal income tax on U.S. taxable income determined after utilizing our net operating loss carryforwards.

Liquidity and capital resources

From our inception through the end of 2005, we financed our operations primarily through private sales of preferred stock totaling $38.4 million and the use of commercially available credit facilities. In 2005 and the first half of 2006 we generated cash from operations. Our financial position included cash and cash equivalents of $32.6 million, $25.0 million, $6.9 million and $600,000 at June 30, 2006, December 31, 2005, 2004 and 2003, respectively. Upon completion of this offering, we expect to have cash and cash equivalents of approximately $120.0 million, based on our financial position at June 30, 2006. We believe our cash, cash equivalents and potential cash flows from operations will be sufficient to satisfy our financial obligations through at least the next 12 months. In the future, we may acquire complementary businesses or technologies or license complementary technologies from third parties, and we may determine to raise additional capital through future debt or equity financing to the extent we believe necessary to successfully complete these acquisitions or licenses. However, additional financing may not be available to us on favorable terms, if at all, at the time we make such determinations, which could have a material adverse affect on our ability to maintain or improve our liquidity and cash position in the future.

We have entered into loan and security agreements with Silicon Valley Bank whereby we can receive term loans, due in 30 monthly installments, of up to $2.0 million to finance eligible equipment. As of June 30, 2006 and December 31, 2005 and 2004, $747,000, $1.1 million and $901,000, respectively, was outstanding under these agreements. Interest is payable monthly at Silicon Valley Bank's prime rate plus 1.0%, not to go below 5.0%. The interest rate was 9.25%, 8.25% and 6.25% at June 30, 2006 and at December 31, 2005 and 2004, respectively.

Our financing arrangements with Silicon Valley Bank are secured by substantially all of our assets and require us to adhere to various financial covenants, including minimum tangible net worth and minimum liquidity. As of the date of this prospectus we are in compliance with such covenants.

Our financing arrangements with Silicon Valley Bank are subject to events of default, including if a material adverse change occurs in our financial condition, if Silicon Valley Bank believes the prospect of payment or performance of the indebtedness is impaired or if Silicon Valley Bank in good faith deems itself insecure. If an event of default occurs, all amounts due under the term loan agreement would become due and payable.

Aggregate maturities of our debt arrangements at June 30, 2006, are as follows (in thousands):

2006 (six months)	$602
2007	145

Total	$747

Cash flows

The following table presents our cash flows from operating activities, investing activities and financing activities for the last three years and for the six months ended June 30, 2005 and 2006:

	Years ended December 31,			Six months ended June 30,
(in thousands)	2003	2004	2005	2005	2006

Net cash provided by (used in) operating activities	$(1,301)	$(1,030)	$2,190	$31	$8,907
Net cash used in investing activities	(219)	(2,533)	(885)	(437)	(1,051)
Net cash provided by (used in) financing activities	426	9,910	16,796	117	(273)
Total increase (decrease) in cash and cash equivalents	$(1,094)	$6,347	$18,101	$(289)	$7,583

Operating activities.    Cash provided by operating activities in the first half of 2006 consisted primarily of $5.9 million of net income plus $928,000 of stock-based compensation, $684,000 of depreciation and amortization, $223,000 of income tax accruals, $280,000 of deferred revenue and positive changes in working capital accounts of $847,000. Cash provided by operating activities in the first half of 2005 consisted primarily of $546,000 of deferred revenue, $468,000 of depreciation and amortization and $228,000 of stock-based compensation partially offset by a net loss of $675,000 and changes in working capital accounts of $536,000. Cash provided by operating activities in 2005 consisted primarily of $2.3 million of net income plus $1.0 million of depreciation and amortization, partially offset by net changes in working capital accounts of $1.9 million. Cash used in operating activities in 2004 consisted of a net loss of $4.3 million, partially offset by $610,000 of depreciation and amortization and changes in working capital accounts, which included $1.3 million of accounts payable and $1.5 million of accrued liabilities. Cash used in operating activities in 2003 consisted of a net loss of $3.9 million, partially offset by $586,000 of depreciation and amortization and deferred revenue of $2.1 million.

Investing activities.    We used $1.1 million, $437,000, $885,000, $2.5 million and $219,000 in investing activities during the first half of 2006, the first half of 2005, and the full years 2005, 2004 and 2003, respectively, primarily for the purchase of property and equipment to support the growth of our company. Cash used in investing activities in the first half of 2006 also included $351,000 used in the acquisition of Corporate Green. In 2004 and 2003, we also used $250,000 and received $130,000 of restricted cash related to credit facilities from a commercial bank. We expect to substantially increase our capital expenditures in future periods as we continue to invest in computer and office equipment and leasehold improvements as we expand our business.

Financing activities.    During the first half of 2006, we used $273,000 in cash in our financing activities primarily due to payments of deferred costs related to this offering of $425,000 and payments on our debt facilities of $393,000, partially offset by net proceeds from the issuance of common stock of $548,000. During the first half of 2005 we generated $117,000 of cash in financing activities primarily due to $634,000 of proceeds from our equipment line of credit, and net proceeds from the issuance of common stock of $618,000 partially offset by $1.1 million of payments on our debt obligations. During 2005, we generated $16.8 million in cash from our financing activities, primarily due to net proceeds from the issuance of Series D preferred stock of $16.8 million, net proceeds from the issuance of common stock of $701,000 and proceeds from notes payable of $761,000. This was partially offset by payments of $1.5 million on our debt facilities. During 2004, we generated $9.9 million in cash from our financing activities, primarily due to net proceeds from the issuance of Series C preferred stock of $9.8 million. During 2003, we generated $426,000 in cash from our financing activities, primarily from borrowings, net of payment, of $380,000 on our debt facilities.

Contractual obligations

Our contractual obligations at December 31, 2005, were as follows:

	Payments due by period
(in thousands)	Total	Less than 12 months	13-48 months	49-60 months	More than 60 months

Capital lease obligations	$171	$52	$119	$—	$—
Operating lease obligations	1,608	500	1,108	—	—
Purchase obligations	18,572	4,036	6,536	2,000	6,000
Other long term liabilities reflected on our balance sheet under U.S. GAAP	1,114	720	394	—	—

Total contractual obligations	$21,465	$5,308	$8,157	$2,000	$6,000

Purchase obligations in the above table represent non-cancelable contractual obligations at December 31, 2005.

Off-balance sheet arrangements

At June 30, 2006 and at December 31, 2005 and 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special-purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Internal controls over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and for the timeliness and reliability of the information disclosed. During 2005, we have been documenting and reviewing the design and effectiveness of our internal controls over financial reporting in anticipation of the requirement to comply with Section 404 of the Sarbanes-Oxley Act. We expect to be compliant when required for our 2007 year-end. Continuous review and monitoring of our business processes will likely identify other possible changes to our internal controls in the future. If we are unable to comply with Section 404 of the Sarbanes-Oxley Act, our share price may be negatively impacted. In addition, we expect our general and administrative expenses to increase substantially as we incur expenses associated with comprehensively analyzing, documenting and testing our system of internal controls over financial reporting in anticipation of our compliance with Section 404 of the Sarbanes-Oxley Act.

Quantitative and qualitative disclosures about market risk

Interest rate sensitivity.    As of June 30, 2006, we had cash and cash equivalents of $32.6 million, which consisted of highly liquid money market instruments with original maturities of three months or less. Because of the short-term nature of these instruments, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operations. However, as the yield curve of debt instruments may return to a standard profile, we may begin investing in longer-term debt instruments. Although we have an investment policy designed to minimize the effects of interest rate fluctuations, should we begin to invest in longer-term debt instruments, such fluctuations could have a material adverse affect on our reported financial results.

Foreign currency exchange risk.    Although the majority of our revenue is derived from customers who reside outside of the United States, all of our revenue is derived from transactions denominated in U.S. dollars. Because of this, increases in the value of the U.S. dollar could increase the price of our products to non-U.S. customers. This could lead to a reduction in revenues from such customers, which would adversely affect our operating results.

Recently adopted and recently issued accounting standards

Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board, or FASB, issued SFAS No. 154, Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions and makes a distinction between retrospective application of an accounting principle and the restatement of financial statements to reflect the correction of an error. Additionally, SFAS No. 154 requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle.

SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS No. 154 on January 1, 2006, which did not have a material effect on our financial statements.

Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment

In December 2004, the FASB issued SFAS No. 123(R), which requires that companies recognize all share-based payments to employees, including grants of employee stock options and restricted stock, in their financial statements based on their respective grant date fair values. The recognized cost will be based on the fair value of the equity or liability instruments issued. Pro forma disclosure of this cost will no longer be an alternative under SFAS No. 123(R). In April 2005, the SEC adopted a rule that amended the effective dates of SFAS No. 123(R). We adopted SFAS No. 123(R) effective January 1, 2006.

Through December 31, 2005 we have accounted for our stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, using the intrinsic value method and have adopted the pro forma disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation. As a result of using this method, when the exercise price is equal to the deemed fair value of the underlying securities we have recognized no compensation cost for employee stock options in our consolidated financial statements.

At December 31, 2005, we had unrecognized stock-based compensation expense related to options granted through that date of approximately $1.5 million, as calculated in accordance with APB No. 25. Because we have historically used the minimum value method to measure stock-based compensation for pro forma disclosure purposes under SFAS No. 123, under SFAS No. 123(R) we are applying the prospective method of accounting to options granted before December 31, 2005. Under the prospective method, we will continue to recognize compensation expense relating to unvested awards at December 31, 2005 using APB No. 25. For additional equity awards granted to employees subsequent to January 1, 2006, we will recognize compensation expense based on the fair value of those awards. The unrecognized compensation cost relating to those awards will be recognized in our statement of operations over the requisite service period. As a result, we expect the adoption of SFAS No. 123(R) and the use of the fair value method to have a material effect on our results of operations. Our adoption of SFAS No. 123(R) resulted in the recognition of additional stock based compensation expense and a reduction in net income of $600,000 during the first half of 2006.

SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow, as required under current standards. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. We cannot estimate what those amounts will be in the future because they are dependent on, among other things, when employees exercise stock options.

Historically, for pro forma reporting purposes we have followed the nominal vesting period approach for stock-based compensation awards with retirement eligibility provisions. Under this approach, we recognize compensation expense over the vesting period of the award. SFAS No. 123(R) requires recognition of compensation cost under a non-substantive vesting period approach. This approach requires recognition of compensation expense over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. Additionally, for awards granted to retirement eligible employees, the full compensation cost of an award must be recognized immediately upon grant.

Staff Accounting Bulletin No. 107, Share-Based Payment

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, Share-Based Payment. SAB No. 107 provides guidance regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations, including guidance related to valuation methods, the classification of compensation expense, non-GAAP financial measures, the accounting for income tax effects of share-based payment arrangements, disclosures in management's discussion and analysis of financial condition and results of operations subsequent to adoption of SFAS No. 123(R) and modifications of options prior to the adoption of SFAS No. 123(R).

Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109

In July 2006, the FASB issued Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt this interpretation as required. We are currently evaluating the impact of this interpretation on our consolidated financial statements.

A letter to our potential investors

Welcome to our prospectus. As founders we've seen DivX reach many milestones and this initial public offering will be one of the most significant. But even so, this milestone is just one more in a longer journey. As you consider an investment in DivX, we hope you'll seek to understand not only the fundamentals of our business, but also the people who brought DivX to where it is today and will steward it in the future. We hope after you have read our prospectus you will have a better understanding of who we are, what we believe, and why we do what we do.

DivX was started with a specific goal in mind: to make media better through the use of technology and community. The nature of media is changing, of that there can be no doubt. The changes wrought from the combined forces of digitization, connectedness and openness will be both thorough and profound. However, it is not at all certain that they will be positive.

The nature of these changes matters because media is a powerful conduit through which we communicate ideas and experiences that inspire us, call us to action and change who we are. More fundamentally, it matters because media mediates. The nature of media controls what is said, how it is said, and who says it. The media we have shapes the society we are.

This is why the expansion of the Internet is so important. It is a global, open medium well on its way to connecting everything. We are Internet people; we came of age with the Internet. We embrace its many-to-many essence and the way it can't help but democratize participation and empower the individual. But because we are natives of its environment, we recognize that the Internet also has drawbacks. It can be divisive; it can be destructive. Above all, it can be vacuous.

The challenge we've set for ourselves is to help guide the intersection of technology and media in a way that promotes authentic, diverse, and rich human expression. We want to help creators create and reach broader and more diverse audiences. We want to help everyone become more engaged and forge deeper, more intensive connections. This is what really matters: sharing ideas and experiences, making connections and enriching our lives.

To do this, we have built a company that takes its virtues from the new media. DivX is open, decentralized, flexible and able to meet the diverse needs of many different constituencies. We have built a culture of energetic, imaginative, optimistic and balanced individuals. Most importantly, we realize we cannot do this alone, so we have allied ourselves with a much larger community of like-minded individuals including our consumers, our hardware, software and content partners and going forward, our investors. The role we play in this community is important, but it is only one part.

We are successful today because we have focused on what is fundamental and enduring, and we believe that same focus will make us successful in the future. We believe the opportunity for DivX is just beginning to be realized. If after reading this prospectus you choose to invest in us, we look forward to working together to make a better media future.

Sincerely,

Jérôme J-P. Vashisht-Rota
R. Jordan Greenhall
Thinh X. (Tay) Nguyen
Darrius N. Thompson
Edward J. (Joe) Bezdek

September 20, 2006

Business

DivX overview

DivX is a company trying to make media better through the use of technology and community. We believe that media is undergoing a profound transformation that will change how we get information, communicate and express ourselves. This transformation changes how we think and who we are. We believe that there are opportunities within this transformation–
opportunities to generate tremendous value by meeting the needs of the new media and, more importantly, opportunities to influence its evolution and development. Our successes to date have been the result of creating value with and for a broad community of constituents including software vendors, consumer hardware device manufacturers, content creators and consumers themselves. Our aspirations are high, and to execute effectively we have sought to build an organization and culture capable of reaching these heights. Like the evolving markets in which we operate, DivX is open and dynamic.

We create products and services designed to improve the experience of media. Our first product offering was a video compression-decompression software library, or codec, which has been actively sought out and downloaded by consumers over 180 million times in the last four years, including over 50 million times during the last twelve months. These downloads include those for which we receive revenue as well as free downloads, such as limited-time trial versions, and downloads provided as upgrades or support to existing end users of our products. We have since built on the success of our codec with other consumer software, including the DivX Player application. During the second quarter of 2006, we distributed over 15 million copies of the DivX Player application to consumers from our website, DivX.com, which averaged over five million unique visitors per month during that same period. We also license our technologies to consumer hardware device manufacturers and certify their products to ensure the interoperable support of DivX-encoded content. Over 46 million DivX Certified hardware devices have been shipped worldwide through June 30, 2006, including over 10 million devices reported to us by our customers during the second quarter of 2006. Our customers include major consumer video hardware original equipment manufacturers such as Philips and Samsung. We are entitled to receive a royalty for each DivX Certified device our customers ship. In addition to technology licensing to consumer hardware device manufacturers, we currently generate revenue from software licensing, advertising and content distribution. In the first half of 2006 and in the full years 2005, 2004 and 2003, our revenues were approximately $27.3 million, $33.0 million, $16.4 million and $7.7 million, respectively, and our net income (loss) was approximately $5.9 million, $2.3 million, $(4.3) million and $(3.9) million, respectively. As of June 30, 2006, we had an accumulated deficit of approximately $13.4 million.

We are now working to bring together the millions of DivX consumers with content creators both large and small to build communities around media. We are optimistic about the future and believe the opportunity for DivX is only beginning to be realized.

Industry overview

The goal of DivX is to create a better future of media. To understand this goal, it is useful to understand the nature of our market—in particular, the profound disruptions that are underway in the content industry. We believe three general trends—digitization, connectedness and openness—are converging to create a historic transformation of content.

Digitization.    To transmit information digitally means using a simple binary digital code. The simplicity of this code allows virtually anything to be stored and transmitted. The power of digital is not that it is a new medium, but rather that it is becoming the medium. What were previously distinct forms of media—newspaper, telephone, radio, television—are over time becoming a single medium: digital. The past several decades have seen a trend of digitization of media content from analog formats to increasingly digital formats. In virtually every instance where a more digital successor to a medium has appeared, the more digital version grew quickly and rapidly replaced its predecessor. The more digital version resulted in a market that was larger than the market served by the earlier version and enabled new ways to use information that were not possible with the previous, less digital medium.

These effects were particularly pronounced when digital successors appeared to analog media, as illustrated by the following examples:

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Digital still cameras were first released in 1994 and within 11 years represented approximately 72% of all cameras sold, relegating analog film cameras to niche markets, while growing the camera market to 133 million annual unit sales in 2005 compared to 82 million annual unit sales in 2000, according to The Mobile Imaging Report published by Future Image.

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In audio, the compact disc, or CD, was commercially introduced in 1982 and rapidly surpassed its analog cassette predecessor while growing the market to approximately four times the size of the cassette market in the United States from $3.5 billion in 1990 for cassettes to $13.2 billion in 2000 for CDs, according to the Recording Industry Association of America.

•
In the last decade, sales of DVDs dramatically surpassed sales of analog video home system, or VHS, tapes and grew the overall market for home video from $7.0 billion in 1999 to $16.4 billion in 2005 based on market research and analysis.

In each of these cases, the more digital format created new ways to use information, such as digital photo sharing through services like Flickr, and 10,000 songs on a pocket-sized iPod® player. As the degree of digitization increases, these effects become more pronounced. For example, the effects seen in the transition from cassettes to CDs are being seen again in the transition from CDs to "pure digital" music in MP3 files.

Connectedness.    Another trend affecting the content industry is connectedness. As more participants join a connected network, the value of that network grows tremendously. This in turn encourages new participants to join the network at an accelerated pace, allowing it to build considerable value with a relatively limited investment. In addition, connected systems gravitate to a common standard that allows their participants to communicate with each other. Once established, connected systems are difficult to displace due to the value they offer their participants.

Connectedness is a general trend, affecting not only technology and devices but also people and their social interactions. For example, in technology and devices, the rapid market success of the code division multiple access mobile handset technology popularized by QUALCOMM can in part be attributed to connectedness. Although the underlying technology is part of the value of code division multiple access, a significant portion of its value results from the large network of code division multiple access enabled devices. More recently, the MySpace.com social networking site, which grew to 55 million unique visitors worldwide within three years of launch, based on market research and analysis, demonstrates the power of connectedness in social networks. MySpace.com also demonstrates how connected markets gravitate toward a single platform, as shown by the way it rapidly displaced competing services.

Openness.    The content industry is also being affected by openness. "Open" systems are defined by how they are controlled, and are perhaps best understood in comparison to their opposite: "closed" systems. Closed systems are centrally controlled to govern the flow of information within the system, often through a formal or "de jure" standard. As a result, closed systems benefit from inertia and are slow to change. Power in a closed system is exerted from the top-down, and information is transmitted in a "broadcast," one-to-many fashion. Modern media distribution channels like broadcast and cable television are examples of closed systems. Open systems, in contrast, evolve to meet changing conditions and are defined by the demands of the market. Power in an open system is derived from the "bottom-up," which leads to informal or "de facto" standards. Participants in an open system exercise control over the system, transmit information in a many-to-many fashion, and are able to maximize the value they gain from their participation. As a result, open systems are more efficient than closed systems because they are optimized around the needs of their participants.

The Internet is the most prominent modern example of an open system. The protocols and standards upon which the Internet is built—from Internet Protocol to Hypertext Transfer Protocol—are de facto standards created by the open, all-volunteer Internet Engineering Task Force. Users of the Internet are empowered to find, obtain, and publish information at will. Other open systems have themselves been built on top of the Internet. For example, Google's AdWords and AdSense are open advertising networks that give their participants greater power and encourage a larger and more diverse set of advertisers to participate than is possible through traditionally closed advertising networks. Open systems are not necessarily better than closed systems. Closed systems are generally less efficient while offering the benefits of tighter, more centralized control. In some environments, closed systems may be optimal, as has been the case with the distribution of analog media. With the increase of digitization and connectedness, the content distribution environment is shifting toward a more open, more connected, more digital media distribution system.

The transformation of content.    Digitization, connectedness and openness are combining to fundamentally transform the nature of content and the content industry.

The economics of content are changing. The cost to produce, distribute and market content today is lower than it was in the past, allowing a larger and more diverse group of people to create quality content. The ability to generate revenue from content has also changed. There are new revenue opportunities for pre-existing content, such as collector's edition DVDs and per-track sales of music from Apple Computer's iTunes Music Store. Lower costs allow the distribution and marketing of pre-existing content that could not be released profitably before. Examples include back-catalog television and movie content released on DVD, and shows like Family Guy returning to broadcast TV based on the strength of its DVD sales. In addition, new content can be created that could not be economically produced before. Examples include straight-to-DVD video releases, as well as blogs, podcasts and fan-generated content. This new content grows the overall content market.

The ways that people discover and consume content are also changing, including the types of content they watch and what devices they use to watch it. People are watching shorter-form content, as well as higher-quality content like high-definition, television and movies. New devices, such as TiVo and other digital video recorders and MP3 music players, enable people to "time-shift" and "place-shift" content at will, giving them more control over their media experiences and pressuring device manufacturers to continually innovate to meet consumer demand. Social networks are changing how people get information about content. Reviews of new movies and TV shows and recommendations from friends are easy to obtain. Content with positive word-of-mouth will do even better than before, and content with negative word-of-mouth will have a more difficult time succeeding.

Most profoundly, content itself is becoming more democratic. People are increasingly participating in content creation and distribution. Blogs are a new form of news and journalism; podcasts are a new form of radio; and user-generated video content is an alternative to television and movies. As new participants join in content creation, the nature of the content changes. New ideas and information are expressed that were not expressed in the past. This affects the political, such as getting news directly from the video blogs of those participating in events in New Orleans, China, or Iraq instead of from the CNN television network, the personal, such as grandparents watching a grandchild's first steps via Internet videoconferencing, and everything in between. This last effect also makes content more international, as people around the world become engaged consumers of global content and publish their own content to a global audience.

This transformation of content is causing profound changes in the nature of who creates and consumes content, as well as in the content itself. These changes create new market needs, which represent a substantial market opportunity.

Our market opportunity

The transformation of content requires a new ecosystem of consumers, content creators, software vendors, hardware device manufacturers and advertisers. The ecosystem must collaborate to address the technological and social needs of the various participants in a more digital, connected and open way. There is significant dislocation among all participants within the existing ecosystem requiring each to evaluate and incorporate new solutions for the creation, distribution, marketing and consumption of content. To be effective, these solutions must provide a neutral platform that enables collaboration amongst the various participants in the content industry through a common technology and community.

Each type of participant in the content industry has specific needs:

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As content consumers, we are becoming increasingly empowered and stand at the center of the evolving digital media market. We need a way to watch content with high visual quality on a variety of connected devices. We want to pick and choose from deep, comprehensive catalogs of digital content, as well as discover and share new and interesting content that matches our tastes. We want to easily add this new content to our large and growing libraries and ably manage our media files. Just as importantly, we want affordable and accessible tools to create our own content and thereby enter the ranks of content creators.

•
Content creators need to invest in and increase the value of their content, either directly by generating revenue or indirectly by increasing the value of their content brands. Premium content creators, such as movie studios, specifically need a secure, high-quality method to deliver their content to a large addressable market. Mid-tier content creators, such as independent film makers, have similar needs, but also need a way to efficiently create content and reach a substantial audience with relatively limited production and marketing budgets. User-generated content requires tools to help users create content and an inexpensive way to store and distribute it over the Internet.

•
Digital media software vendors need to stay competitive by adding valuable features to their products to spur continued software sales, increase their profitability and distinguish themselves from generic software included by operating system vendors. As content consumers become more engaged in the creation of content, these vendors need to offer content creation and publishing tools that are significantly easier to use than the professional and prosumer tools available today.

•
Consumer hardware device manufacturers need to remain competitive in the face of pricing pressures and the demands of increasingly connected and engaged consumers. Device manufacturers face growing competitive pressure from the broader technology industry, including information technology companies and set top box providers whose profits are driven by content and services rather than hardware. Device manufacturers require new product features that differentiate them, promote profitability and provide access to broader revenue streams. In addition, during the last three decades the consumer hardware manufacturing industry has shifted from a vertically integrated model, in which original equipment manufacturers manufactured or developed each component of a consumer hardware device, to a model in which original equipment manufacturers rely to a much greater extent on software, semiconductor and other "ingredient" technologies developed by third parties. As a result, there is an opportunity for a high-quality and secure digital media format that allows consumer hardware devices from multiple vendors to capture, play back and share content on a seamlessly interoperable platform.

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Advertisers need a way to participate in new content distribution systems. They must find new ways to reach consumers who are using new technologies to avoid traditional advertising and moving towards more open content distribution systems. At the same time, advertisers have the opportunity to use digital media to create more efficient, targeted and richer advertising and branding.

The global consumer hardware device, Internet advertising and digital content distribution services markets we serve are large and the opportunities we address within these markets are growing rapidly, particularly as we believe advertising and content distribution spending will increasingly shift from analog toward online and digital formats. Based on market research and analysis, we expect:

•
the global market for digital media hardware devices, including DVD players, DVD recorders, high definition TVs, mobile handsets, digital still cameras, digital camcorders and digital audio players to have total sales of $275.4 billion in 2008. Producers of these devices generally pay a per unit royalty for the inclusion of digital video capture, enhancement and playback technology.

•
the overall market for television, Internet, newspaper and magazine advertising globally to be $193.3 billion in 2006, and the subset of this market for Internet advertising to be approximately $24.1 billion in 2008.

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the market for video content distribution, consisting of cable and satellite subscription and DVD and VHS retail sales, to total $95.3 billion in 2006. Within this category, with the shift to direct digital distribution, we expect the market for U.S. Internet video distribution to grow to $1.8 billion in 2010 from $0.2 billion in 2005.

Through our technologies and solutions, we will seek to address a large portion of this overall market opportunity.

The DivX solution

DivX has developed a solution to address the opportunity created by the transformation of content. Specifically, we have built the technological platform and galvanized the community necessary to enable a digital media ecosystem of consumers, content creators, software vendors, hardware device manufacturers and advertisers, allowing all to benefit from the participation of each other.

The following illustration depicts how DivX provides the foundation and connection for the participants in the digital media ecosystem, all of whom ultimately work to benefit the consumer:

The benefits of DivX to the digital media ecosystem

To hardware manufacturers:

- Technology licensing enabling the creation and playback of DivX-encoded content
- Common format for interoperability with multiple devices
- Access to millions of DivX users

To content creators:

- A large and growing user community
- A large and growing consumer hardware device base
- A secure, high-quality distribution format

MANUFACTURERS
CONTENT
Consumer
SOFTWARE
ADVERTISERS
DIVX

To software vendors:

- Differentiated creation and playback functionality
- Interoperability with DivX-encoded content and consumer hardware devices

To advertisers:

- A large user base familiar with digital media
- Product promotion and distribution channels

Specifically, our ecosystem offers the following benefits to these various participants in the content industry:

•
To content consumers, the DivX ecosystem provides a high-quality, interoperable media format supported by dozens of software products and over 1,800 models of consumer hardware devices. This allows users to access a diverse range of content from large and small content creators and to play back this content when, where and how they want. Moreover, the widespread availability of consumer hardware devices, software and services within the DivX ecosystem makes creating and sharing content easier and more fun for a growing community of DivX users.

•
To content creators, the DivX ecosystem provides the ability to cost-effectively and securely create and distribute high-quality content to a large market of consumers, and to deliver that content when, where and how consumers want it. The DivX platform gives content creators access to over 46 million DivX Certified consumer hardware devices as well as millions of digital video savvy consumers who have demonstrated their willingness and ability to seek out high-quality content distributed via the Internet.

•
To digital media software vendors, the DivX ecosystem offers the ability to differentiate their products by adding DivX media creation and playback functionality. This allows software vendors to provide easy-to-use products for the creation and playback of content that is interoperable with all other DivX Certified devices. By doing so, software vendors can provide useful products and maintain and augment their position in the face of competition from generic operating system bundles.

•
To consumer hardware device manufacturers, the DivX ecosystem provides the ability to offer capture and playback devices that are interoperable with millions of other DivX Certified devices in a high-quality, secure digital media format that consumers want and use. Manufacturers can thus avoid the cost of supporting many different incompatible formats, allowing them to remain competitive in the face of significant price pressures. Use of DivX technologies and association with the DivX brand enables manufacturers to participate in new content business models from content services provided by others in the DivX ecosystem.

•
To advertisers, the DivX ecosystem provides access to a large and engaged group of DivX users.

Our strategy

Our strategy is to make media better by supporting the digital media ecosystem. Key elements of our strategy include:

Increase our engagement with our existing software vendor and consumer hardware device manufacturing partners.    We believe that our software and consumer hardware partners are integral to our success. In hardware, we will focus on increasing the penetration of DivX technologies into the DVD player market, while simultaneously building on the initial success of DivX technologies in new categories of consumer hardware devices such as digital video recorders, digital still cameras, portable media players and other mobile devices. We also plan to develop and launch, beginning with our existing hardware partners, new DivX platform technologies into the consumer hardware device market that will, for example, allow consumers to encode and play back high definition video and access connected networks directly. In software, we plan to enhance the value of the DivX technologies to our existing software partners by adding new features to the DivX media format and to increase partnerships across the software market.

Build engaged communities of users centered around content.    We believe it is a fundamental human desire to share experiences and be emotionally connected with others. This desire is especially strong around media experiences, which leads to the creation of communities of individuals with a shared interest in a specific piece or genre of content. We intend to develop a set of products and services, including our Stage6.com website, that will give people a place to meet one another and build strong relationships around content. We believe this community, centered around online video content, will give content creators the ability to build their content brands and generate revenue through transactions, subscriptions, advertising and other methods.

Develop services around content and advertising that are valued by DivX consumers and economically valuable to the larger DivX ecosystem.    We plan to create services that offer access to content as well as useful and relevant advertising to DivX consumers in a way that improves the overall media experience. Too often, advertising detracts and distracts from the content it accompanies. We are optimistic that advertising can be done in a way that will enhance the media experience and be valuable to consumers. We have direct contact with millions of users to whom content can be offered and advertising distributed. We intend to work with content creators and advertisers who share our goal of providing DivX users with services that enhance their experience and respect their privacy.

Expand the DivX ecosystem through partnerships with the community of diverse content creators.    We believe the active engagement of content creators in the DivX ecosystem is essential to realizing the full potential of the digital media transformation. We plan to continue to develop relationships with premium, mid-tier and individual content creators. We intend to partner with creators based not only on the economic potential of their content, but also on the potential for DivX to enhance the value of their content through the power of our platform and community.

Strengthen the DivX brand.    We intend to continue building upon the strength of the DivX brand. We plan to ensure that in the future the DivX brand continues to be associated only with those products and services that offer high-quality media experiences. We may also invest in activities beyond our products that are consistent with the DivX vision of better media.

Pursue selected complementary acquisitions, investments and strategic alliances.    When the opportunity presents itself, we intend to pursue selected acquisitions, investments or alliances that complement and further our mission to make media better and improve the media experience for consumers. Our primary objectives in these transactions would be to acquire complementary technologies and platforms and expand the consumer and content portions of our ecosystem.

Our strengths

We believe that the following key strengths uniquely position DivX to continue to enhance and enrich the digital media content experience:

Our demonstrated history of success, innovation and ecosystem creation.    We have a history of technology leadership on which we will continue to build. The success of DivX was driven by the grassroots adoption of our technologies by millions of consumers, driven largely by the strength of our technology. We also have a demonstrated ability to build technologies that support an ecosystem of diverse participants that gain value from their participation.

Our large installed base.    DivX technologies and products have been adopted by millions of users who have sought it out and chosen to download it. This success encouraged consumer hardware device manufacturers to build support for DivX technologies into their products. Today 195 consumer hardware device manufacturers, including major companies like Philips and Samsung, and 22 integrated circuit manufacturers, including the ten largest DVD integrated circuit manufacturers, support DivX technologies in over 1,800 models of consumer hardware devices. Our original equipment manufacturer customers have shipped over 46 million units through June 30, 2006, including over 10 million devices reported to us by our customers during the second quarter of 2006. We believe our large user and consumer hardware installed base places us in a strong position to benefit from the transformation of the content industry and growing digital content distribution. Because the entire DivX media platform installed base can play protected content, it represents a large addressable market for content creators interested in commercial digital distribution of their content.

The DivX brand.    The DivX logo appears on products that incorporate DivX technology and indicates to consumers that the product meets our strict standards of interoperability and delivers a high-quality DivX media experience. We believe that consumers recognize the value of the DivX logo, and that this increases the value of the DivX brand to all other participants in the DivX ecosystem.

Our neutral media technology platform for software, hardware and content.    Our technology platform for the creation, distribution and consumption of media content is not tied exclusively to any specific consumer hardware device manufacturer, software vendor or content provider. We license our encoding and decoding technologies to a wide array of software vendors, consumer hardware device manufacturers and consumers. We believe our neutral platform allows us to bring a diverse set of powerful interests together in the DivX ecosystem.

Our ability to understand and partner with various constituents of the digital media industry.    We have a demonstrated ability to work with industries that have very different prerogatives and goals. We are as comfortable working within the explosiveness of the Internet industry as we are within the planned and deliberate environment of the consumer hardware industry. We believe this ability will serve us well as we work to add even more diverse participants and industries into the DivX ecosystem.

How we derive revenue

We have four revenue streams. Three of these revenue streams emanate from our technologies, including technology licensing to producers of consumer hardware devices, licenses to independent software vendors and consumers, and services we provide related to digital media distribution over the Internet. Additionally, we derive revenues from advertising and distributing third-party products on our website.

Consumer hardware technology licensing.    Our technology licensing revenues from consumer hardware device manufacturers comprise the majority of our total revenues and are derived primarily from royalties received from original equipment manufacturers, although related revenues are derived from other members of the consumer hardware device supply chain. We license our technologies to original equipment manufacturers, allowing them to build support of DivX technologies into their consumer hardware devices. Original equipment manufacturers pay us a per unit fee for each DivX Certified device they sell. Our license agreements with original equipment manufacturers typically range from one to two years, and may include the payment of initial fees, volume-based royalties and minimum guaranteed volume levels. To ensure high-quality support of the DivX media format in finished consumer products, we also license our technologies to those companies who create the major components in those products. These include the integrated circuit manufacturers who supply the integrated circuits, and the original design manufacturers who create the reference designs, for DVD players, digital still cameras and the other consumer hardware devices distributed by our licensee original equipment manufacturers. One of our original equipment manufacturer customers, Philips, accounted for approximately 13% and 10% of our total revenue in the year ended December 31, 2005 and in the first half of 2006, respectively. Our agreement with Philips, under which Philips is obligated to pay us a minimum of $11 million over the two year term of the agreement, expires on June 30, 2007. Philips is under no obligation to renew this agreement.

To ensure that our licensees' products conform to our quality standards, we employ a rigorous certification program. Integrated circuit manufacturers, original design manufacturers and original equipment manufacturers are required to have their devices tested and certified prior to distribution. Only DivX Certified devices are permitted to include our logo as evidence that they conform to our quality standards.

In the first half of 2006 and in the full years 2005, 2004 and 2003, we derived 70%, 71%, 55% and 22%, respectively, of our revenues from licensing our technology to original equipment manufacturers, original design manufacturers and integrated circuit manufacturers.

Software licensing.    We license our technologies to independent software vendors that incorporate our technologies into software applications for computers and other consumer hardware devices. An independent software vendor typically pays us an initial license fee, in addition to per-unit royalties based on the number of products sold that include our technology. We also license our technologies directly to consumers through several software packages. We make a version of our software available free of charge from our website that allows consumers to play and create content in the DivX format. We also make available from our website an enhanced version of our software with additional features that increase the quality and control of DivX media playback and creation. This enhanced version is available free of charge for a limited trial period, which is generally 30 days. At the end of the trial period, our users are invited to purchase a license to one or more components of the enhanced package by making a one time payment to us. If they choose not to do so, they still enjoy playback and creation functionality equivalent to our free software package.

In the first half of 2006 and in the full years 2005, 2004 and 2003, we derived 9%, 11%, 20% and 33%, respectively, of our revenues from licensing our technology to independent software vendors and licensing our software directly to consumers.

Advertising and third-party product distribution.    We derive revenue from advertisements or third party software applications that we embed in or include with the software packages we offer to consumers. For example, we have agreed with Google to include and distribute the Mozilla Firefox Browser and certain Google software products with our software products. Google pays us fees based on the number of downloads or activations of the included software by consumers. Google may terminate the agreement, or the revenue we derive for such periods will be reduced, if we fail to achieve certain minimum distribution commitments for specific periods described in the agreement. Our ability to continue to generate revenues under the agreement is further limited by a cap on the amounts payable by Google under the agreement, after which Google is relieved of its obligations to pay us. This agreement expires upon the earlier of December 31, 2006 or the date upon which we reach the cap on the total amounts payable by Google to us under the Agreement, and Google is under no obligation to renew this agreement. Payments earned under the Google agreement accounted for approximately 20% and 15% of our total revenue in the first half of 2006 and in the full year ended December 31, 2005, respectively.

In the first half of 2006 and in the full years 2005, 2004 and 2003, we derived 20%, 15%, 17% and 28%, respectively, of our revenues from the inclusion of advertisements and third party software applications in our software products.

Digital media distribution.    We derive revenue by acting as an application service provider for third party owners of digital video content. We provide encoding, content storage and distribution services to these third parties in exchange for a percentage of the revenue they receive from sales of digital content to consumers. In addition, we recently launched Stage6.com, our online video community website, but to date we have not generated significant revenue from this offering.

In the first half of 2006 and in the full years 2005, 2004 and 2003, we derived 1%, 3%, 8% and 17%, respectively, of our revenues from providing content distribution services to third parties.

Geographic information.    We are a global company with a broad, geographically diverse market presence. See note 9 to our consolidated financial statements for financial information relating to the geographic areas in which we engage in business.

Customers

We have a wide range of customers to whom we license our technologies and software and for whom we provide digital media distribution services. The table below lists certain of our most significant customers in the indicated categories since January 1, 2005:

Category	Customers

Consumer hardware technology licensing	•	Philips	•	Toshiba
	•	Samsung	•	JVC
	•	LG Electronics	•	Siemssen
	•	Pioneer	•	Kenwood
	•	Daewoo
Software licensing	•	Cyberlink	•	InterVideo
	•	Nortel	•	Pinnacle
	•	Sonic Solutions
Advertising and third-party software application distribution	•	Google

Other than Philips and Google, no customers accounted for 10% or more of our total revenue during this period.

Technologies

Our digital media ecosystem utilizes a series of technologies designed for commercial and consumer users. These technologies enable users to compress, secure and distribute digital video and otherwise participate in our digital media ecosystem. The following is a description of the core technologies that form the basis for our digital media ecosystem.

DivX media format.    Our DivX media format is our primary commercial technology, and comprises our DivX video compression technology, the DivX file format and advanced media features.

        DivX video compression technology.    Our DivX video compression technology reduces the size of high-quality video to a level that can be efficiently distributed over broadband networks. The technology utilizes a mixture of video compression tools, including some from the MPEG-4 standard, and is capable of producing high-quality video using only a fraction of the amount of data required by a standard-length DVD. As a result, DivX technology enables a user to store approximately two hours of high-quality video on a standard CD-R. DivX technology is designed to offer a balance of compression, complexity and speed. Our technology offers superior visual quality at a high level of compression. The computational efficiencies of our technology make it suitable for integration into low-cost consumer hardware devices and its speed makes it useful in both consumer and professional content creation and editing environments. DivX video technology can be used on video sources with sizes ranging from high definition quality video to video resolutions suitable for a mobile environment.

        DivX file format.    Our DivX file format is designed to hold multimedia data and metadata. It is based on the Resource Interchange File Format, which by design gives it some compatibility with other Resource Interchange File Format based file formats such as the Audio Video Interleave file format.

        DivX advanced media features.    DivX advanced media features enable DivX users to create the following features within the digital media file itself:

•
DVD-like menus that allow the viewer to navigate between scenes;

•
audio tracks that enable multiple language versions or specific speaker configurations;

•
subtitle tracks that allow users to convert videos with multiple language subtitles;

•
chapters for easy navigation when multiple files are combined; and

•
video tags that allow the content creator to add descriptive information such as title, author and video specifications.

        Digital rights management.    We have developed a digital rights management technology that encrypts and manages the playback of protected DivX content on personal computers and consumer hardware devices. When implemented, it ensures that digital video is delivered in a secure manner and used in accordance with rules defined by its publisher. Our digital rights management technology is designed to require minimal system resources, allowing it to be implemented on low-cost consumer hardware devices.

Products and services

Our technologies are incorporated into several software product bundles that we offer directly to consumers, as well as software development kits that we license to hardware and software companies. We also offer certification services to hardware companies, and operate a digital media distribution system in which we act as an application service provider to third party content owners.

Consumer software

DivX for Windows bundle.    Our DivX for Windows bundle includes our DivX community codec, DivX Player and DivX Web Player. The bundle also includes free trial versions of the Windows versions of the DivX Converter and the DivX Pro video codec.

        DivX community codec (for Windows).    Our DivX compressor-decompressor, or codec, is a set of software libraries that plugs into popular video software applications and allows users to create and play high-quality DivX videos, including those that include the advanced media features of the DivX media format. The codec supports six encoding modes that allow users to balance visual quality and performance for virtually any application from live capture to video mastering. Quality-focused encoding modes create the highest quality video possible while performance-focused modes can create high-quality DivX video from live feeds, including PC-based digital video recorders and other real-time video capture applications.

        DivX Player (for Windows).    The DivX Player is a software application that plays video content created using any version of the DivX video technology. It also allows users to process video downloads, manage video collections and activate DivX Certified devices. The application also supports the playback of other media formats via DirectShow, a standard system interface designed to handle audio and video functions on the Microsoft Windows operating system.

        DivX Web Player (for Windows).    Our DivX Web Player for Windows is a software plug-in that interfaces with web browsers and allows DivX video to be embedded and played within web pages. This provides a convenient tool to webmasters, bloggers and anyone else embedding high-quality DivX videos into their web pages.

DivX Pro for Windows bundle.    Like our DivX for Windows bundle, the DivX Pro for Windows bundle includes our DivX Player and DivX Web Player. In addition, it includes our DivX Pro video codec and DivX Converter application.

        DivX Pro video codec (for Windows).    The DivX Pro video codec is an enhanced version of our DivX community codec. It offers additional encoding tools that improve visual quality while maintaining equivalent file sizes.

        DivX Converter (for Windows).    Our DivX Converter is a one step application that automatically converts files in other media formats to our DivX media format using a "drag and drop" feature. Advanced settings enable users to customize the conversion process.

DivX for Mac bundle.    Our DivX for Mac bundle includes Mac OS versions of our DivX community codec, DivX Player, and DivX Web Player. The bundle also includes free trial versions of the Mac OS versions of the DivX Converter and the DivX Pro video codec. The DivX for Mac software package does not yet support the advanced media features of the DivX format.

        DivX community codec (for Mac OS).    In its Mac OS version, the DivX community codec is a QuickTime component. This allows users to create and play high-quality DivX videos using any application designed to use the QuickTime multimedia architecture built into the Mac OS operating system.

        DivX Player (for Mac OS).    The DivX Player is a software application that plays video content created using any version of the DivX video technology. The DivX Player for Mac also allows users to burn video to disc through the Finder for playback on other devices and integrates with the DivX Converter to let users convert videos in other formats to DivX.

        DivX Web Player (for Mac OS).    Our DivX Web Player for Mac OS is functionally equivalent to the Windows version.

DivX Pro for Mac bundle.    Our DivX Pro for Mac bundle includes all of the components of the DivX for Mac bundle as well as Mac OS versions of the DivX Converter application and the DivX Pro video codec.

Technology licensing for independent software vendors and consumer hardware device manufacturers

Software development kits.    We typically make our technologies available to partners via software development kits. For hardware licensees, we have "decode" and "encode" software development kits that enable hardware partners to build DivX playback and creation support, respectively, into their products. For software licensees, we offer several software development kits that allow software vendors to build DivX playback and creation support into their products.

Consumer hardware certification services.    Integrated circuit manufacturers, original design manufacturers and original equipment manufacturers alike are required to have their devices certified prior to distribution as DivX Certified devices. For example, integrated circuit manufacturers typically receive a software development kit and certification kit from us, which they use to design a DivX Certified integrated circuit. Manufacturers may distribute those integrated circuits to DivX-licensed original equipment manufacturers and original design manufacturers for inclusion in DivX Certified devices only after those integrated circuits are certified. Similarly, original design manufacturers and original equipment manufacturers must have their devices certified prior to distribution as DivX Certified devices. We currently offer four certification programs:

•
DivX Certified.    The DivX Certified program certifies hardware devices for the interoperable and high-quality playback of DivX-encoded content. DivX Certified devices support basic audio/video playback and protected DivX-encoded content.

•
DivX Ultra Certified.    The DivX Ultra Certified program certifies hardware devices for enhanced playback of DivX-encoded content. DivX Ultra Certified devices support all functionality of DivX Certified products, and add support for DivX advanced media features such as DVD-like menus, subtitles, audio tracks and metadata.

•
DivX HD Certified.    The DivX HD Certified program certifies consumer hardware devices for high-definition playback of DivX-encoded content. DivX HD Certified devices support all functionality of DivX Ultra Certified products, and add support for high-definition video content up to 720p resolutions.

•
DivX Encoder Certified.    The DivX Encoder Certified program certifies consumer hardware devices to create DivX-encoded video from source material. DivX Encoder Certified devices create DivX-encoded content that is compatible with playback products certified under other DivX programs.

Open Video System

Our Open Video System is a complete hosted service that allows content creators to deliver high-quality DivX video content over the Internet. We use our Open Video System to provide content and service providers with encoding services, content storage and distribution services, and use of our DivX media format and digital rights management technology. Using the Open Video System, a content service provider can launch its own web store and sell content online.

Stage6.com

We recently launched Stage6.com, our online video community website. Stage6.com provides a forum where users can discover both professionally produced and user-generated video content, and upload and publish their own video content on the website. We also expect Stage6.com to provide opportunities for online advertising and monetization of video content.

Sales and marketing

Our sales and marketing team markets our technologies to a wide range of integrated circuit manufacturers, original design manufacturers, original equipment manufacturers and software developers on a worldwide basis. In addition, members of this team market our products to various consumer segments at industry tradeshows such as CES and CeBIT, and engage in partner and retailer training, product marketing, sales support and partner co-marketing programs. Members of our sales and marketing team also focus on content and distribution partnerships, co-marketing transactions, advertising partnerships, brand and product marketing, electronic software distribution, business operations and marketing programs. As of June 30, 2006, our sales and marketing team included 88 full-time employees based in 11 countries.

Product development

Our product development team is based out of our headquarters in San Diego, California. As of June 30, 2006, this team consisted of 99 full-time employees dedicated to product development and product management, 82 of which were engineers and 17 of which were product managers.

Our product development team focuses on building our technologies into products that meet the needs of our consumers. This team identifies, investigates and analyzes new long-term opportunities, shapes our technology strategy and provides support for internally developed and externally acquired technologies. Our product development team builds the platform technologies upon which our products are based and conducts our applied research in developing and improving technologies to compress, secure and distribute digital video.

Our product development expenses were $6.9 million, $10.3 million, $7.0 million and $3.8 million in the six months ended June 30, 2006 and in the full years 2005, 2004 and 2003, respectively.

Competition

We face significant competition in the digital media markets in which we operate. We believe that our most significant competitive threat comes from companies that have the collective financial, technical and other resources to develop the technologies, services, products, and partnerships necessary to create a digital media ecosystem that can compete with the DivX ecosystem. Those potential competitors currently include Apple Computer, Google, Microsoft, News Corporation, Sony and Yahoo!.

We also compete with companies that offer products or services that compete with specific aspects of our digital media ecosystem. For example, our digital rights management technology competes with technologies from companies such as Apple Computer, ContentGuard, Intertrust Technologies, Microsoft, Nagra Audio, NDS Group and 4C Entity, as well as the internal development efforts of certain of our licensees. Similarly, content distribution providers, such as Amazon.com, Apple Computer, CinemaNow, Google, MovieLink, Netflix and subscription entertainment services and cable and satellite providers compete against our content distribution services. In addition, Google, Microsoft, Yahoo!, MySpace.com, a subsidiary of News Corporation, and YouTube offer online communities that compete with Stage6.com.

Our proprietary technologies also compete with other video compression technologies, including other implementations of MPEG-4 or implementations of H.264/AVC. A number of companies such as Adobe Systems, Google, Microsoft and RealNetworks offer other competing video formats.

We believe that the principal competitive factors that affect our digital media ecosystem include some or all of the following:

•
quality and reliability of products and services;

•
technology performance, flexibility and range of application;

•
timeliness and relevance of new product introductions;

•
the ability to address the needs of all the constituents in the ecosystem;

•
platform neutrality;

•
brand recognition and reputation;

•
relationships with film producers and distributors as well as semiconductor and consumer hardware device manufacturers; and

•
price.

We believe that we compete favorably on the factors described above. However, our industry is evolving rapidly and is becoming increasingly competitive. Larger, more established businesses are increasingly participating in the markets in which our products and technologies compete, and we cannot assure you that we will continue to compete favorably on these or any other factors.

Some of our current or future competitors may have significantly greater financial, technical, marketing and other resources than we do, may enjoy greater name recognition than we do, or may have more experience or advantages than we have in the markets in which they compete. For example, companies such as Apple Computer, Amazon.com, Google, Microsoft, Sony and Yahoo! may have competitive advantages over us because of their greater size and resources and the strength of their respective brand names. In addition, some of our current or potential competitors, such as Apple Computer, Dolby Laboratories, Microsoft and Sony, may be able to offer integrated system solutions in certain markets for entertainment technologies, including audio, video and rights management technologies related to personal computers or the Internet, which could make competing products and technologies that we develop unnecessary. By offering an integrated system solution, these potential competitors also may be able to offer competing products and technologies at lower prices than our products and technologies. Further, many of the consumer hardware and software products that include our technologies also include technologies developed by our competitors. As a result, we must continue to invest significant resources in product development to enhance our technologies and our existing products and introduce new high-quality technologies and products to meet the wide variety of such competitive pressures.

Intellectual property

To protect our proprietary rights, we rely on a combination of trademark, copyright, patent, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements and protective contractual provisions with our partners, licensees and other third parties.

Trademarks.    As of June 30, 2006, we had 21 trademark registrations and 40 pending trademark applications in the U.S. and 29 other countries for a variety of word marks, logos and slogans. Our trademarks are an integral part of our licensing program. Licensees are allowed to place our trademarks on their products to inform customers that their products incorporate our technology and meet our quality specifications only if such products have been DivX Certified. We also require that our licensees adhere to detailed branding guidelines to ensure that usage of our trademarks and logos are consistent and uphold our image. Our trademarks include, among others, DivX, DivX Certified and Stage6.

Copyrights.    We have a significant amount of copyright-protected materials, including among other things, software, codecs and textual material. As an additional layer of protection to the common law copyrights we own in our software and other materials, we have also obtained U.S. copyright registrations on 16 software products as of June 30, 2006.

Patents.    As of June 30, 2006, we had one issued U.S. patent. We are in the process of applying for additional patent coverage for various aspects of our technology, including technologies for digital rights management, digital media formats, mobile content delivery, connected devices and video encoding and decoding. As a result, as of June 30, 2006, we had 31 U.S. and international patent applications on file relating to various aspects of our technology.

Other proprietary rights.    Many of our consumer hardware licensees and other partners have contractually recognized our proprietary rights in the file identifiers that identify video content files as encoded using our codec. For instance, a video file encoded using our codec may be identified with a "DIVX" code that can be read and recognized by a consumer hardware device or PC video player. Such consumer hardware licensees and partners have also contractually agreed to limit playback of such "DIVX"-identified files to devices that incorporate our technologies. These contractual agreements enable us to differentiate DivX devices and video files from non-DivX devices and video files.

In addition, we also seek to maintain certain intellectual property and proprietary know-how as trade secrets, and generally require our partners to execute non-disclosure agreements prior to any substantive discussions or disclosures of our technology.

MPEG LA technology license.    We have entered into a license agreement with MPEG LA, effective January 2000, under its MPEG-4 Part 2 Visual Patent Portfolio. Under this license agreement, we have a royalty-bearing, worldwide, non-exclusive sublicense of certain patents licensed to MPEG LA relating to MPEG-4 technology. The current version of our video codec incorporates technologies implementing a portion of the MPEG-4 video standard. Our license agreement with MPEG LA will expire on December 31, 2008, unless the agreement is earlier terminated. We may terminate the license agreement for any reason by providing 30 days prior written notice to MPEG LA. Upon expiration, the license agreement may be renewed for successive five year periods upon notice of renewal to us by MPEG LA. For the first half of 2006 and for the full years 2005, 2004 and 2003, we paid $1.5 million, $2.0 million, $1.0 million and $0 to MPEG LA under this license agreement.

Government regulation

We are subject to a number of foreign and domestic laws that affect companies conducting business on the Internet. In addition, because of the increasing popularity of the Internet and the growth of online services, laws relating to user privacy, freedom of expression, content, advertising, information security and intellectual property rights are being debated and considered for adoption by many countries throughout the world.

We are also subject to a number of foreign and domestic laws and regulations that affect companies that import or export software and technology, including encryption technology, such as the U.S. export control regulations as administered by the U.S. Department of Commerce.

In the U.S., online service providers have been subject to claims of defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by users. In addition, several other federal laws could have an impact on our business. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party websites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Child Online Protection Act and the Children's Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

In addition, the application of existing laws regulating or requiring licenses for certain businesses of our advertisers can be unclear. Existing or new legislation could expose us to substantial liability and restrict our ability to deliver services to our users. We also face risks from legislation that could be passed in the future.

We are also subject to international laws associated with data protection in Europe and elsewhere and the interpretation and application of data protection laws is still uncertain and in flux. In addition, because our services are accessible worldwide, foreign jurisdictions may claim that we are required to comply with their laws.

Employees

As of June 30, 2006, we employed 216 full-time employees, consisting of 92 employees in product development, product management and program management, 55 in sales and marketing, 23 in general and administrative, 23 in support, 13 in technical operations and web development and 10 in business and community development. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Properties

We lease approximately 47,000 square feet of space for our headquarters in San Diego, California under an agreement that expires in March 2009. We also lease additional offices in San Jose, California, Jundiai, Brazil, Boulogne, France, Taipei, Taiwan, Gyonggi-do, Korea and Tokyo, Japan. We are currently in negotiations to lease additional facilities in San Diego to accommodate our anticipated growth. We believe that suitable additional space will be available on commercially reasonable terms.

Legal proceedings

We are currently not a party to any material legal proceedings.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position

R. Jordan Greenhall	34	CEO and Chairman of the Board of Directors
Kevin Hell	42	CXO, Partners and Licensing(4)
David J. Richter	38	GC, Legal and Corporate Development
Chris Russell	39	CTO, Strategy and Technology
John A. Tanner	48	CFO, Finance and Administration
Darrius Thompson	33	CXO, Community and Internet(4)
Frank Creer(1)(2)	42	Director
Fred Gerson(2)(3)	56	Director
Christopher McGurk(2)(3)	49	Director
Jerry Murdock(1)	48	Director
Jérôme J-P. Vashisht-Rota	32	Director

(1)
Member of the compensation committee.

(2)
Member of the audit committee.

(3)
Member of the corporate governance and nominating committee.

(4)
The initials "CXO" refer to the title "Chief DivX Officer."

Executive officers

R. Jordan Greenhall is a co-founder of DivX and has served as our CEO and Chairman of the Board of Directors since August 2000. Mr. Greenhall is responsible for our corporate strategy and overall strategic direction. From January 1999 to June 1999, Mr. Greenhall was Vice President at MP3.com, a digital media company, where he was responsible for developing and implementing the company's business and content development model. From July 1999 to January 2000, Mr. Greenhall served as a Strategic Consultant with INTERVU, a premiere streaming media services provider. Mr. Greenhall received a J.D., magna cum laude, from Harvard Law School and a B.A., summa cum laude, from Texas A&M University.

Kevin Hell has served as our CXO, Partners and Licensing since April 2006. From November 2004 to April 2006, Mr. Hell served as our Chief Operating Officer. From November 2002 to November 2004, Mr. Hell served as our Chief Marketing Officer and Managing Director. Mr. Hell has executive responsibility for our technology licensing worldwide. We refer to these functions internally as our "Ox" group. From July 2001 to May 2002, Mr. Hell served as Senior Vice President of Product Management in the Solutions Group of Palm, a handheld solutions company. From May 1999 to May 2001, Mr. Hell was Vice President of the Connected Home division and Vice President of Corporate Strategy at Gateway Computer, a personal computer manufacturing company. From May 1991 to May 1999, Mr. Hell worked in the Los Angeles office of the Boston Consulting Group, a management consulting firm. Mr. Hell received an M.B.A. from The Wharton School, and a master's degree in Aeronautics and Astronautics and a B.S. in Mechanical Engineering from Stanford University.

David J. Richter has served as our GC, Legal and Corporate Development since April 2006. From May 2004 to April 2006, Mr. Richter served as our General Counsel and, in addition, from January 2005 through April 2006, as our Senior Vice President, Corporate Development. Mr. Richter is responsible for our legal and corporate development efforts. These functions reside in a group we internally refer to as our "Core" group. Previously, Mr. Richter worked at Maveron, a venture capital firm, as a Principal from January 2002 through March 2004 and as Director, Business Development from July 2000 through December 2001. Mr. Richter received a J.D. from Yale Law School and a B.A. in Government from Cornell University.

Chris Russell has served as our CTO, Strategy and Technology since April 2006. From September 2005 to April 2006, Mr. Russell served as our Vice President and General Manager, Technology and Strategy. From January 2005 to September 2005, Mr. Russell served as our Vice President of Advanced Technology. Mr. Russell is responsible for our platform technology development and long-term technology strategy. We refer to these functions internally as our "Monkey" group. From July 2002 to January 2005, Mr. Russell served as Vice President with the Motion Picture Association of America, or MPAA, an association advocating for the motion picture, home video, and television industries. From July 2001 to July 2002, Mr. Russell served as Chief Technology Officer for Information Technology Alliance, a managed security services company. From June 1996 to December 1998, Mr. Russell served as Director of Software Engineering, and from December 1998 to July 2001 as Vice President of Technology, with Sony Pictures Entertainment, an entertainment company. Mr. Russell received an M.B.A. from Pepperdine University and a B.S. in Computer Science from California State Polytechnic University, Pomona.

John A. Tanner has served as our CFO, Finance and Administration since April 2006. From November 2004 to April 2006, Mr. Tanner served as our Executive Vice President and Chief Financial Officer. Mr. Tanner is responsible for executing the financial and administrative aspects of our strategic and tactical goals, and for supplying related support to our operations. These functions reside in a group we internally refer to as our "Core" group. From November 2000 to November 2004, Mr. Tanner pursued a variety of personal interests. From November 1997 to November 2000, Mr. Tanner served as Chief Financial Officer, in addition to other senior executive capacities, including most recently as President of International Operations, with AdForce, an online advertising service provider. From October 1995 to November 1997, Mr. Tanner served in senior financial roles, most recently as Vice President and Controller, at Network Computing Devices, a computing solutions provider. From July 1990 to October 1995, Mr. Tanner worked in various key financial positions at Aspect Communications, a telecommunications solutions provider, most recently as Corporate Planning and Reporting Manager. Mr. Tanner received a B.A. in English from San Jose State University.

Darrius Thompson is a co-founder of DivX and has served as our CXO, Community and Internet since April 2006. From September 2000 to April 2006, Mr. Thompson served in a variety of management positions, most recently as our General Manager, Strategy and Platform Technology. Mr. Thompson has responsibility for consumer products and Internet services. We refer to these functions internally as our "Tiger" group. From June 1998 to October 2000, Mr. Thompson served as a strategic technology analyst with Optimark Technologies, a trading solutions company. From April 1991 to April 1996, Mr. Thompson served in the U.S. Navy, most recently as a medic on detachment to the Marine Corps' 1st Reconnaissance Batallion.

Directors

Frank Creer has been a member of our board of directors since August 2000. Mr. Creer is a founder and Managing Director of Zone Ventures, an early stage venture capital fund founded in 1998. Mr. Creer was also a partner and founder of Wasatch Venture Fund, an early stage venture capital fund founded in 1994. He also worked for Bonneville Pacific Corp., a developer of co-generation power projects, where he developed both financial and economic feasibility studies for proposed power projects. In addition to DivX, Mr. Creer currently serves on the boards of directors of Akimbo Systems, a video content licensing company, eStyle, an online clothing retailer, and Vizional, emWare and Zkey, each a software company. He also serves on the board of directors of the Lassonde New Business Development Center at the University of Utah. He received a B.A. in Finance from the University of Utah in 1991.

Fred Gerson has been a member of our board of directors since March 2005. Since July 2001, Mr. Gerson has served as the Chief Financial Officer of the San Diego Padres, a major league baseball club. Mr. Gerson was the interim Chief Financial Officer of Peregrine Systems, a provider of enterprise software, from May 2002 through July 2002, while maintaining his responsibilities with the Padres. His prior history includes CFO positions at Maxis, Marimba, Peter Norton Computing, each a software company, and the coin-operated games division of Atari, a gaming company. Mr. Gerson is a director of Burlington Assurance Exchange Society, Major League Baseball's captive insurance entity. Mr. Gerson received an M.B.A. from New York University and a B.A. in Economics from Brooklyn College.

Christopher McGurk has been a member of our board of directors since January 2006. Since April 2006, Mr. McGurk has served as Senior Advisor, New Ventures with IDT Entertainment, an entertainment company. From 1999 to 2005, Mr. McGurk served as Vice Chairman and Chief Operating Officer of Metro-Goldwyn-Mayer, an entertainment company. Mr. McGurk's previous experience includes key management positions at Universal Pictures and Walt Disney Studios, each an entertainment company, Pepsico, a beverage company, and PriceWaterhouseCoopers, an accounting and consulting firm. Mr. McGurk serves on the boards of directors of DIC Entertainment Holdings, a digital media company, and BRE Properties, a real estate investment trust. Mr. McGurk received an M.B.A. from the University of Chicago and a B.S. in Accounting from Syracuse University.

Jerry Murdock has been a member of our board of directors since October 2005. Since 1995, Mr. Murdock has served as a General Partner of Insight Venture Partners, a venture capital firm. Mr. Murdock currently serves on the boards of directors of Quest Software and CallWave, each a software company. From March 1988 to January 1995, Mr. Murdock served as a director of Aspen Technology Group, a consulting firm that he founded. From 1980 to 1981, he worked at the Georgetown Center for Strategic & International Studies, a strategic insight and policy solutions organization. Mr. Murdock received a B.A. in Political Science from San Diego State University.

Jérôme J-P. Vashisht-Rota is a co-founder of DivX and has been a member of our board of directors since August 2006. Since November 2005, Mr. Vashisht-Rota has served as our Director of Community Initiatives. From January 2005 to November 2005, Mr. Vashisht-Rota served as our Product Specialist. From February 2004 to November 2005, Mr. Vashisht-Rota served as our Product Manager. From March 2002 to February 2004, Mr. Vashisht-Rota served as our Codec Team Leader. From September 2001 to March 2002, Mr. Vashisht-Rota served as our DivX Guru and Digital Video Specialist. Mr. Vashisht-Rota received a Bachelor of Arts in Entertainment Arts, Picture, Cinema and Audio-Visual from the Paul-Valery University, Montpellier and an Associate Degree in Electric Engineering and Industrial Computing from the University Institute of Technology, Montpellier.

Board composition

Our board of directors currently consists of six members. Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•
Class I, which will consist of Messrs. Greenhall and McGurk, and whose term will expire at our annual meeting of stockholders to be held in 2007;

•
Class II, which will consist of Messrs. Creer and Rota, and whose term will expire at our annual meeting of stockholders to be held in 2008; and

•
Class III, which will consist of Messrs. Gerson and Murdock, and whose term will expire at our annual meeting of stockholders to be held in 2009.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit committee.    Our audit committee consists of Messrs. Creer, Gerson and McGurk, each of whom is a non-employee director of our board of directors. The functions of this committee include, among other things:

•
reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•
reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•
reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls; and

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Our board of directors has determined that Mr. Gerson is a financial expert. Our board of directors has determined that each of the directors serving on our audit committee is independent within the meaning of the rules of the SEC and the listing standards of The Nasdaq Stock Market. Both our independent auditors and management periodically meet privately with our audit committee.

Compensation committee.    Our compensation committee consists of Messrs. Creer and Murdock, each of whom is a non-employee director of our board of directors. Our board of directors has determined that each of the directors serving on our compensation committee is independent within the meaning of the rules of the SEC and the listing standards of The Nasdaq Stock Market. The functions of this committee include, among other things:

•
determining the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•
recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

•
evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•
establishing policies with respect to equity compensation arrangements; and

•
reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

Corporate governance and nominating committee.    Our corporate governance and nominating committee consists of Messrs. Gerson and McGurk, each of whom is a non-employee director of our board of directors. Our board of directors has determined that each of the directors serving on our corporate governance and nominating committee is independent within the meaning of the rules of the SEC and the listing standards of The Nasdaq Stock Market. The functions of this committee include, among other things:

•
developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

•
evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•
interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•
evaluating nominations by stockholders of candidates for election to our board;

•
developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

•
considering questions of possible conflicts of interest of directors as such questions arise; and

•
recommending to our board of directors the establishment of such special committees as may be desirable or necessary from time to time to address ethical, legal, business or other matters that may arise.

Compensation committee interlocks and insider participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Director compensation

In March 2005, we granted to Mr. Gerson an option to purchase an aggregate of 30,000 shares of our common stock at an exercise price of $1.00 per share, of which 7,500 shares vested on the one-year anniversary of the vesting commencement date for the option grant and the remainder will vest monthly over the following three years. In April 2006, we granted to Mr. Gerson an option to purchase an additional 20,000 shares of our common stock at an exercise price of $5.00 per share, of which 5,000 shares shall vest on the one year anniversary of the vesting commencement date for the option grant and the remainder will vest monthly over the following three years. If we undergo a change of control while Mr. Gerson remains one of our directors, Mr. Gerson will be entitled to one year of accelerated vesting of his then unvested shares.

In January 2006, we granted to Mr. McGurk an option to purchase an aggregate of 50,000 shares of our common stock at an exercise price of $1.80 per share, of which 12,500 shares will vest on the one-year anniversary of the vesting commencement date for the option grant and the remainder will vest monthly over the following three years.

We have not provided cash compensation to directors for their services as directors or members of committees of our board of directors. However, we have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. From time to time in the future we may provide cash, equity or other compensation to our non-employee directors for their services as directors or members of committees of our board of directors.

Executive compensation

The following table provides information regarding the compensation earned by each of those persons who were, at December 31, 2005, our CEO and our other four most highly compensated executive officers. We refer to our CEO and these other executive officers as our "named executive officers" elsewhere in this prospectus.

Summary compensation table(1)

	Annual compensation				Long-term compensation
Name and principal position	Salary(2)	Bonus		Other annual compensation	Restricted stock award(s)	Securities underlying options/ SARs(3)	LTIP payouts	All other compensation

R. Jordan Greenhall CEO and Chairman	$150,000	$3,375		—	—	—	—	—
Kevin Hell CXO, Partners and Licensing	202,852	17,143		—	—	57,500	—	—
David J. Richter GC, Legal and Corporate Development	212,500	5,063		—	—	73,750	—	—
Chris Russell CTO, Strategy and Technology	140,385	18,654	(4)	—	—	42,500	—	—
John A. Tanner CFO, Finance and Administration	225,000	5,063		—	—	—	—	—

(1)
In accordance with the rules of the SEC, the compensation described in this table does not include various perquisites and other benefits received by a named executive officer which do not exceed the lesser of $50,000 or 10% of that named executive officer's salary and bonus disclosed in this table.

(2)
Each of Messrs. Hell, Richter, Russell and Tanner have a current annual salary of $225,000.

(3)
In February 2006, we granted to Messrs. Greenhall, Richter and Tanner options to purchase 37,500, 37,500 and 50,000 shares of our common stock, respectively, each at an exercise price of $2.00 per share. In March 2006, we granted to Mr. Russell an option to purchase 75,000 shares of our common stock at an exercise price of $3.00 per share.

(4)
Includes a $15,000 relocation bonus.

Stock option grants in last year

The following table provides information regarding grants of options to purchase shares of our common stock to our named executive officers in the year ended December 31, 2005:

Individual grants
% of total options granted to employees in the year ended December 31, 2005(1)
Potential realizable value at assumed annual rates of stock price appreciation for option term(2)
	Number of securities underlying options granted		Exercise or base price ($/sh)
Expiration date
Name					5%	10%

R. Jordan Greenhall	—	—%	$ —	—	$—	$—
Kevin Hell	57,500	7.7	0.80	1/11/2015	1,171,599	1,892,822
David J. Richter	17,500 56,250	2.4 7.6	0.80 0.80	1/11/2015 3/8/2015	356,574 1,146,129	576,076 1,851,674
Chris Russell	25,000 17,500	3.4 2.4	0.80 1.00	2/14/2015 7/27/2015	509,391 353,074	822,966 572,576
John A. Tanner	—	—	—	—	—	—

(1)
Based on options to purchase 743,950 shares of common stock granted during the year ended December 31, 2005 under our 2000 stock option plan, including grants to executive officers.

(2)
Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $13.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

Aggregated option exercises in last year and year-end option values

The following table provides information regarding options exercised by each of our named executive officers during the year ended December 31, 2005, as well as the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2005 by each of our named executive officers. All options listed in the table permit early exercise of unvested shares, in which case all unvested shares are subject to repurchase by us.

			Number of securities underlying unexercised options at year-end		Value of unexercised in-the-money options at year-end(2)
	Shares acquired on exercise
		Value realized(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

R. Jordan Greenhall.	253,549	$3,265,711	—	—	$—	—
Kevin Hell	357,370	4,591,026	154,129	—	1,957,982	—
David J. Richter	186,250	2,348,750	—	—	—	—
Chris Russell	—	—	42,500	—	515,000	—
John A. Tanner	—	—	—	—	—	—

(1)
There was no public market for our common stock as of the dates of option exercises. For purposes of this table, the value realized has been calculated by taking the excess of an assumed initial public offering price of $13.00 per share over the exercise price for the option, multiplied by the number of shares exercised, without taking into account any taxes that may be payable in connection with the transaction.

(2)
The value of an unexercised in-the-money option as of December 31, 2005 is equal to the excess of an assumed initial public offering price of $13.00 per share over the exercise price for the option, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

Employment contracts, termination of employment and change-in-control arrangements

Employment agreements.    In February 2003, we entered into an employment offer letter with Mr. Hell, our CXO, Partners and Licensing, which was amended in February 2005. Mr. Hell receives a base salary of $225,000 per year and is entitled to an annual bonus consistent with that of our other senior executives. In addition, pursuant to the offer letter, Mr. Hell received an automatic $25,000 bonus in April 2003. The offer letter also entitles Mr. Hell to receive all customary and usual fringe benefits available to our full-time, regular exempt employees. In December 2002, Mr. Hell was granted options to purchase an aggregate of 300,000 shares of our common stock at an exercise price of $0.12 per share, of which 75,000 shares vested on the one-year anniversary of the date of grant and the remainder vests monthly over the following three years. In addition, pursuant to the offer letter, upon completion of certain performance milestones, in each of September and October 2003 and April 2004 Mr. Hell was granted options to purchase an additional 50,000 shares of our common stock at an exercise price of $0.12 per share, of which 12,500 shares vested on the one-year anniversary of each of the vesting commencement dates for such option grants and the remainder of each vests monthly over the following three years. The offer letter provides that Mr. Hell's employment is voluntary and at will. If, during Mr. Hell's employment with us, there is a change of control, as set forth in the offer letter, and Mr. Hell is not offered a comparable position with the surviving entity, any then unvested portion of Mr. Hell's stock options will vest immediately prior to the change in control.

In April 2004, we entered into an employment offer letter with Mr. Richter, our GC, Legal and Corporate Development. Mr. Richter receives a base salary of $225,000 per year and is entitled to an annual bonus consistent with that of our other senior executives. The offer letter also entitles Mr. Richter to receive all customary and usual fringe benefits available to our full-time, regular exempt employees. Pursuant to the offer letter, Mr. Richter received a one-time payment in the amount of $15,000 related to his relocation to San Diego, California and we reimbursed all costs associated with commuting to San Diego prior to his relocation. In May 2004, Mr. Richter was granted options to purchase an aggregate of 112,500 shares of our common stock at an exercise price of $0.12 per share, of which 28,125 shares vested on the one-year anniversary of the vesting commencement date for the option grant and the remainder vests monthly over the following three years. The offer letter provides that Mr. Richter's employment is voluntary and at will. If, during Mr. Richter's employment with us, there is a change of control, as set forth in the offer letter, any then unvested portion of Mr. Richter's stock options will vest immediately prior to the change in control. If Mr. Richter is involuntarily terminated (which would include a voluntary termination following reduction in his duties or compensation), as set forth in the offer letter, within six months prior to a change in control, any then unvested portion of Mr. Richter's stock options will vest immediately upon announcement of such change in control and he will have up to one year thereafter to exercise those options.

In December 2004, we entered into an employment offer letter with Mr. Russell, our CTO, Strategy and Technology. Mr. Russell receives a base salary of $225,000 per year. The offer letter also entitles Mr. Russell to receive all customary and usual fringe benefits available to our full-time, regular exempt employees. Pursuant to the offer letter, Mr. Russell received a one-time payment in the amount of $15,000 related to his relocation to San Diego, California. In February 2005, pursuant to the offer letter, Mr. Russell was granted options to purchase an aggregate of 25,000 shares of our common stock at an exercise price of $0.80 per share, of which 6,250 shares vested on the one-year anniversary of the vesting commencement date for the option grant and the remainder vests monthly over the following three years. In addition, upon completion of certain performance milestones, in July 2005 Mr. Russell received options to purchase an additional 17,500 shares of our common stock at an exercise price of $1.00 per share, of which 4,375 shares vested on the one-year anniversary of the vesting commencement date for the option grant and the remainder vests monthly over the following three years. The offer letter provides that Mr. Russell's employment is voluntarily and at will.

In November 2004, we entered into an employment offer letter with Mr. Tanner, our CFO, Finance and Administration, which was amended in March 2005. Mr. Tanner receives a base salary of $225,000 per year and is entitled to an annual bonus consistent with that of our other senior executives. The offer letter also entitles Mr. Tanner to receive all customary and usual fringe benefits available to our full-time, regular exempt employees. Pursuant to the offer letter, we reimbursed reasonable costs related to Mr. Tanner's relocation to San Diego, California and we reimbursed all costs associated with commuting to San Diego for the three-month period prior to his relocation. In December 2004, Mr. Tanner was granted options to purchase an aggregate of 246,914 shares of our common stock at an exercise price of $0.80 per share, of which 61,728 shares vested on the one-year anniversary of the vesting commencement date for the option grant and the remainder vests monthly over the following three years. The offer letter provides that Mr. Tanner's employment is voluntary and at will. If, during Mr. Tanner's employment with us, there is a change of control and Mr. Tanner is not offered a comparable position with the surviving entity, any then unvested portion of Mr. Tanner's stock options will vest immediately prior to the change in control.

In May 2005, we entered into a letter agreement pursuant to which, subject to certain specified limitations, in the event that any payments or benefits are received by either Mr. Richter or Mr. Tanner in connection with a change in control and such payments or benefits are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, we will immediately pay them an additional amount, or gross-up payment, such that the net amount retained by each of them, after deduction of any excise tax on their payments or benefits and any federal, state and local income and employment taxes and excise tax upon the gross-up payment, will be equal to the payments or benefits to each of them was entitled to receive absent such excise taxes.

DivX, Inc. 2006 executive cash bonus plan.    In February 2006 our board of directors adopted our 2006 executive cash bonus plan. The 2006 executive cash bonus plan provides for the payment of cash bonuses to our named executive officers upon the achievement of specific performance milestones by us and them.

Employee benefit plans

2000 stock option plan.    In December 2000, our board of directors and stockholders adopted our 2000 stock option plan, or the 2000 plan. The 2000 plan provides for the grant of the following:

•
incentive stock options, which may be granted solely to our employees, including our executive officers; and

•
nonstatutory stock options, which may be granted to our directors, consultants or employees, including our executive officers.

Following the completion of this offering, we will not make any further grants of stock options under the 2000 Plan.

        Share reserve.    As of June 30, 2006, we had reserved a total of 6,579,011 shares under the 2000 Plan. Of the reserved shares, 4,095,264 have been issued pursuant to option exercises, of which 652,436 were subject to lapsing rights of repurchase as of June 30, 2006. In addition, as of June 30, 2006, options to purchase 1,623,485 shares of our common stock issued under the 2000 plan were outstanding and 908,063 shares of common stock were available for future grant under the 2000 plan. Shares issued under the 2000 plan may be previously unissued shares or reacquired shares.

        Administration.    Our board of directors administers the 2000 plan. Subject to the terms of the 2000 plan, our board of directors determines the stock option recipients and grant dates, the number of shares subject to stock options to be granted under the 2000 plan, the designation of such stock options as incentive stock options or nonstatutory stock options and the terms and conditions of the stock options, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors also determines the exercise price and manner of payment for stock options granted under the 2000 plan.

        Stock options.    Stock options are granted under the 2000 plan pursuant to a stock option agreement. Generally, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of our common stock subject to the option on the date of grant, and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of our common stock on the date of grant. Options granted under the 2000 plan vest at the rate specified in the stock option agreement. The 2000 plan also allows for the early exercise of unvested options, as set forth in an applicable stock option agreement. All remaining unvested shares of our common stock acquired through early exercised options are subject to repurchase by us following termination of continued service. Options granted under the 2000 plan other than to our officers, directors and consultants vest at a rate of at least 20% per year.

In general, the term of stock options granted under the 2000 plan may not exceed ten years. If an optionee's service relationship with us, or any affiliate of ours, terminates due to disability or death, the optionee, or his or her beneficiary, generally may exercise any vested options after the date the service relationship ends for up to 12 months unless otherwise determined by our board of directors. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may exercise any vested options for up to three months after the termination of service unless otherwise determined by our board of directors. Under certain circumstances following a change in control, an optionee may exercise vested options within 12 months of the change in control.

Acceptable forms of consideration for the exercise of options granted under the 2000 plan will be determined by our board of directors and may include cash or common stock previously owned by the optionee, or payment through a deferred payment arrangement, a broker assisted exercise or other legal consideration or arrangements approved by our board of directors.

Generally, options granted under the 2000 plan may not be transferred other than by will or the laws of descent and distribution. However, the optionee's legal representative or heir may exercise the options granted under the 2000 plan following the optionee's death.

        Tax limitations on stock option grants.    The aggregate fair market value, determined at the time of grant, of shares of our common stock subject to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option may be granted to a 10% stockholder unless the following conditions are satisfied:

•
the option exercise price is at least 110% of the fair market value of our common stock on the grant date; and

•
the term of the option must not exceed five years from the grant date.

        Corporate transactions.    An entity surviving a change of control involving us may assume or substitute other awards for options outstanding under our 2000 plan. In the event of a change of control, if any unvested shares subject to outstanding options are not assumed or substituted for, such options will be accelerated, effective as of the date ten days prior to the date of the change of control, to such extent, if any, as shall have been determined by our board of directors and as set forth in the applicable stock option agreement. Any unexercised options that are not assumed or substituted for will terminate upon the change of control. Our board may provide that options that are assumed or substituted for by a surviving entity following a change of control remain exercisable for a twelve-month period following the change in control in the event that within a time period after the change of control as specified in the applicable stock option agreement the optionee's service with the surviving entity is terminated without cause or the optionee terminates his or her service with good reason.

2006 equity incentive plan.    We adopted our 2006 equity incentive plan, or the 2006 plan, in July 2006, to become effective on the date immediately following the completion of this offering. The plan will terminate in July 2016, unless our board of directors terminates it earlier. The 2006 plan provides for the grant of the following:

•
incentive stock options, which may be granted solely to our employees, including our executive officers; and

•
nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, performance cash awards and other stock awards, which may be granted to our directors, consultants or employees, including our executive officers.

        Share reserve.    An aggregate of 5,900,000 shares of our common stock are authorized for issuance under our 2006 plan. The share reserve under the 2006 plan will be automatically increased from time to time by the number of shares of our common stock that are issuable pursuant to options outstanding under the 2000 plan as of immediately following the completion of this offering that thereafter become available for future grant under the 2000 plan. In addition, this amount will be automatically increased annually on January 1, from 2007 until 2016, by the lesser of (a) 5% of the aggregate number of shares of common stock outstanding on December 31 of the preceding year or (b) 5,000,000 shares of common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock under the 2006 plan will be increased. Shares of our common stock subject to options and other stock awards that have expired or otherwise terminate under the 2006 plan without having been exercised in full will again become available for grant under the 2006 plan. Shares of our common stock issued under the 2006 plan may include previously unissued shares or reacquired shares bought on the market or otherwise. If any shares of our common stock subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a net exercise, then the number of shares that are not delivered to the participants shall again become available for grant under the 2006 plan. If the exercise of any stock award is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for grant under the 2006 plan. The maximum number of shares of our common stock that may be issued under the 2006 plan subject to incentive stock options is 5,900,000 shares plus the automatic annual increases described above.

        Administration.    The 2006 plan will be administered by our board of directors, which may in turn delegate authority to administer the plan to a committee. Subject to the terms of the 2006 plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or its authorized committee will also determine the exercise price of options granted under the 2006 plan and may reprice those options, including by reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that is treated as a repricing under generally accepted accounting principles. Subject to the terms of the 2006 plan, our board of directors may delegate to one or more of our executive officers the authority to grant stock awards to our other executive officers and employees. Such executive officer would be able to grant only the total number of stock awards specified by our board of directors and such executive officer would not be allowed to grant a stock award to himself or herself.

        Stock options.    Stock options will be granted pursuant to stock option agreements. Generally, the exercise price for stock options cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2006 plan will vest at the rate specified in the option agreement. A stock option agreement may provide for early exercise prior to vesting. Unvested shares of our common stock issued in connection with an early exercise may be repurchased by us upon termination of the optionee's service to us. In general, the term of stock options granted under the 2006 plan may not exceed ten years. Unless the terms of an optionholder's stock option agreement provide for earlier or later termination, if an optionholder's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options for up to 12 or 18 months, respectively, after the date the service relationship ends. If an optionholder's service relationship with us, or any affiliate of ours, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide for a longer or shorter period to exercise the option. If an optionholder's relationship with us, or any affiliate of ours, ceases for cause, the option will terminate at the time the optionholder's relationship with us ceases. In no event may an option be exercised after its expiration date.

Acceptable forms of consideration for the purchase of our common stock issued under the 2006 plan will be determined by our board of directors and may include cash, common stock previously owned by the optionholder, deferred payment arrangement, payment through a broker assisted exercise or a net exercise feature, or other legal consideration approved by our board of directors. Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution or a domestic relations order. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder's death.

        Limitations.    Incentive stock options may be granted only to our employees, including executive officers. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any affiliate unless the following conditions are satisfied:

•
the option exercise price must be at least 110% of the fair market value of our common stock on the date of grant; and

•
the term of any incentive stock option award must not exceed five years from the date of grant.

In addition, no employee may be granted options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards or other stock awards under the 2006 plan whose value is determined by reference to an exercise or strike price of at least 100% of the fair market value of our common stock on the date the applicable stock award is granted covering more than 5,000,000 shares of our common stock in any calendar year.

        Restricted stock awards.    Restricted stock awards will be granted pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for the recipient's past or future services performed for us or an affiliate of ours. Shares of our common stock acquired under a restricted stock award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by our board of directors. Rights to acquire shares of our common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement.

        Restricted stock unit awards.    Restricted stock unit awards will be granted pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a restricted stock unit award by cash or by delivery of shares of our common stock, a combination of cash and stock as deemed appropriate by our board of directors, or in any other form of consideration determined by our board of directors and set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares of our common stock covered by a restricted stock unit award. Except as otherwise provided in the applicable restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

        Stock appreciation rights.    Stock appreciation rights will be granted through a stock appreciation rights agreement. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by our board of directors or its authorized committee at the time of grant and will not be less than 100% of the fair market value of the common stock share equivalents. Our board of directors or its authorized committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. If a stock appreciation right recipient's relationship with us, or any affiliate of ours, ceases for any reason other than for cause, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide that the right may be exercised for a longer or shorter period. If a stock appreciation right recipient's relationship with us, or any affiliate of ours, ceases for cause, the stock appreciation right will terminate at the time the recipient's relationship with us ceases.

        Performance awards.    Performance stock awards and performance cash awards, or performance awards, may be issued by our board of directors under the 2006 plan. Performance awards may be granted, vest or be exercised based upon the attainment during a certain period of time of certain performance goals. All of our employees, consultants and directors are eligible to receive performance awards under the 2006 plan. The length of any performance period, the performance goals to be achieved during the performance period and the measure of whether and to what degree such performance goals have been attained shall be determined by our board of directors. The maximum amount to be received by any individual in any calendar year attributable to such performance awards may not exceed 5,000,000 shares of our common stock, in the case of performance stock awards, or $10,000,000, in the case of performance cash awards. To the extent permitted by applicable law and the applicable award agreement, our board of directors may determine that cash may be used in payment of performance stock awards and that our common stock authorized under the 2006 plan may be used in payment of performance cash awards.

        Other stock awards.    Other forms of stock awards valued in whole or in part with reference to our common stock may be granted either alone or in addition to other stock awards under the 2006 plan. Our board of directors will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards.

        Changes to capital structure.    In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the 2006 plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.

        Corporate transactions.    In the event of certain corporate transactions, all outstanding stock awards under the 2006 plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of such stock awards held by participants whose service to us has not terminated generally will be accelerated in full and all such outstanding stock awards will be terminated if and to the extent not exercised at or prior to the effective time of the corporate transaction. In the event stock awards outstanding under the 2006 plan are assumed, continued or substituted for by a surviving entity, our board of directors or its authorized committee may provide that all or a portion of the unvested shares subject to those stock awards will become fully vested as of the change of control.

        Plan amendments.    Our board of directors will have the authority to amend or terminate the 2006 plan. However, no amendment or termination of the plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of amendments to the 2006 plan as required by applicable law.

2006 employee stock purchase plan.    We adopted our 2006 employee stock purchase plan, or the purchase plan, in July 2006, to become effective upon the execution of the underwriting agreement for this offering. The purchase plan will terminate at the time that all of the shares of our common stock then reserved for issuance under the purchase plan have been issued under the terms of the purchase plan, unless our board of directors terminates it earlier. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

        Share reserve.    An aggregate of 550,000 shares of our common stock are reserved for issuance under the purchase plan. This amount will be increased annually on January 1, from 2007 until 2016, by the lesser of (i) 1.5% of the aggregate number of shares of our common stock outstanding on December 31 of the preceding year or (ii) 1,500,000 shares of our common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of our common stock will be increased.

        Administration.    The purchase plan will be administered by our board of directors, who may in turn delegate authority to administer the purchase plan to a committee.

        Offering.    The purchase plan is implemented by offerings of rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and continue for approximately six months with a purchase occurring at the end of the six month period. Unless otherwise determined by our board of directors or its authorized committee, common stock is purchased for accounts of employees participating in the plan at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase. The price at which we sell shares in this offering will be used as the fair market value of a share of our common stock on the date of commencement of the initial offering under the purchase plan. Generally, all regular employees, including executive officers, who work more than 20 hours per week and/or more than five months per calendar year may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of our common stock under the purchase plan.

        Limitations.    Eligible employees may be granted rights only if the rights, together with any other rights held under the purchase plan, do not permit the employee's rights to purchase our common stock to accrue at a rate that exceeds $25,000 (based on the fair market value of our common stock on the grant date) for each calendar year in which such rights are outstanding. In addition, no employee will be eligible for the grant of any rights under the purchase plan if immediately after such rights are granted such employee would have voting power over five percent or more of our outstanding capital stock. The maximum aggregate number of shares of common stock available to be purchased by all eligible employees on a particular purchase date will be one-half of the number of shares of common stock available under the purchase plan as of the first day of our fiscal year in which such purchase date occurs, after giving effect to the automatic annual share reserve increase described above.

        Corporate transactions.    In the event of certain corporate transactions, all outstanding purchase rights under the purchase plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such purchase rights, then the purchase rights will be exercised prior to the corporate transaction and the purchase rights will terminate immediately following such exercise.

        Plan amendments.    Our board of directors will have the authority to amend or terminate the purchase plan. However, subject to certain exceptions specified in the purchase plan, no amendment or termination of the purchase plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the purchase plan as required by applicable law.

401(k) plan.    We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. The 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $15,000 for calendar year 2006. Participants who are at least 50 years old can also make "catch-up" contributions, which in calendar year 2006 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee. The 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Limitation of liability and indemnification

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•
breach of their duty of loyalty to the corporation or its stockholders;
•
act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•
unlawful payment of dividends or redemption of shares; or
•
transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors' and officers' liability insurance.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related party transactions

The following is a description of transactions since January 1, 2003 to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under "Management."

Preferred stock financings

In March, April and October 2004, we issued and sold to investors an aggregate of 4,251,194 shares of Series C preferred stock at a purchase price of $2.32 per share, for aggregate consideration of $9,876,374. Upon completion of this offering, these shares will convert into 2,125,593 shares of common stock.

In October 2005, we issued and sold to investors an aggregate of 5,811,100 shares of Series D preferred stock at a purchase price of $2.92 per share, for aggregate consideration of $16,977,709. Upon completion of this offering, these shares will convert into 2,905,549 shares of common stock.

The participants in these preferred stock financings included the following directors, executive officers and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings:

Participants (1)	Series C preferred stock	Series D preferred stock

5% or Greater Stockholders
Zone Venture Fund and its affiliates(2)	1,226,758	—
WI Harper Group and its affiliates(3)	215,221	—
Insight Holdings and its affiliates(4)	—	5,811,100

(1)
Additional detail regarding these stockholders and their equity holdings is provided in "Principal and selling stockholders."

(2)
Represents shares held by Zone Venture Fund II, L.P., Draper Atlantic Venture Fund, L.P., Draper Atlantic Venture Fund II, L.P., Draper Atlantic Opportunity Fund, L.P. and the Timothy Draper Living Trust. Zone Management Company, LLC is the general partner of Zone Venture Fund II, L.P. and Zone Venture Fund II Annex, L.P. Frank Creer, one of our directors, and Timothy Draper are managing directors of Zone Management Company, LLC and share voting and investment power with respect to the shares held by Zone Venture Fund II, L.P. and Zone Venture Fund II Annex, L.P. Draper Atlantic Management Company, LLC is the general partner of Draper Atlantic Venture Fund, L.P., Draper Atlantic Venture Fund II, L.P. and Draper Atlantic Opportunity Fund, L.P. Timothy Draper, John Backus, Jim Lynch, and Thanasis Delistathis are partners of Draper Atlantic Management Company, LLC and share voting and investment power with respect to the shares held by Draper Atlantic Venture Fund, L.P., Draper Atlantic Venture Fund II, L.P. and Draper Atlantic Opportunity Fund, L.P. Timothy Draper and Melissa Draper are co-trustees of the Timothy Draper Living Trust and share voting and investment power with respect to the shares held by the Timothy Draper Living Trust. Each of Frank Creer, Timothy Draper, John Backus, Jim Lynch, Thanasis Delistathis and Melissa Draper disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest in these entities. Upon completion of this offering, these shares will convert into 613,377 shares of common stock.

(3)
Includes shares held by International Network Capital Global Fund, International Network Capital Global Investment Limited, Springboard-Harper Technology Fund PTE Ltd., Springboard-Harper Investment (Cayman) Ltd. and Springboard-Harper Technology Fund (Cayman) Ltd. Paul Chau, a senior vice president of WI Harper Group, the manager of International Network Capital Global Fund and International Network Capital Global Investment Limited and the co-manager of Springboard-Harper Technology Fund PTE Ltd., Springboard-Harper Investment (Cayman) Ltd. and Springboard-Harper Technology Fund (Cayman) Ltd., Peter Liu, the Chairman of WI Harper Group, Claude Legisle, David Zhang, Yung-Kuang Chu and Jaclyn Lo share voting and investment power with respect to the shares held by International Network Capital Global Fund and International Network Capital Global Investment Limited. Mr. Chau, Mr. Liu, Chun Choy Tang, Dr. Cher Yew Ng, Kiat Wang Seow and Chow Boon Tan share voting and investment power with respect to the shares held by Springboard-Harper Technology Fund PTE Ltd.,

  Springboard-Harper Investment (Cayman) Ltd. and Springboard-Harper Technology Fund (Cayman) Ltd. Each of Messrs. Chau, Liu, Legisle, Zhang, Chu, Tang, Seow, Tan, Dr. Ng and Ms. Lo disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest in these entities. Upon completion of this offering, these shares will convert into 107,610 shares of common stock.

(4)
Represents shares held by Insight Venture Partners V, L.P., Insight Venture Partners (Cayman) V, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P. Insight Venture Associates V, L.L.C. is the general partner of Insight Venture Partners V, L.P., Insight Venture Partners (Cayman) V, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P. Insight Holdings Group, LLC, which is managed by its Board of Managers, is the managing member of Insight Venture Associates V, L.L.C. Jerry Murdock, one of our directors, and each of Jeffrey Horing, Deven Parekh, Peter Sobiloff and Scott Maxwell are members of the Insight Holdings Group, LLC Board of Managers and share voting and investment power with respect to the shares held by Insight Venture Partners V, L.P., Insight Venture Partners (Cayman) V, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P. Each of Messrs. Murdock, Horing, Parekh, Sobiloff and Maxwell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities. Upon completion of this offering, these shares will convert into 2,905,549 shares of common stock.

In connection with our preferred stock financings, we entered into a stockholders' agreement containing voting rights, information rights, rights of first refusal and registration rights, among other things, with the holders of our preferred stock and certain holders of our common stock, which was most recently amended in connection with our Series D preferred stock financing in October 2005.

Except for the registration rights contained in the stockholders' agreement, all of the rights set forth in the stockholders' agreement will terminate immediately prior to the closing of this offering. See "Description of capital stock—registration rights" for a more detailed description of the registration rights contained in the stockholders' agreement.

Convertible notes and warrant issuances

In January 2004, we issued subordinated convertible promissory notes in an aggregate amount of $425,410 to WI Harper Group and its affiliates and a subordinated convertible promissory note in an aggregate amount of $500,000 to Zone Venture Fund, each with a maturity date of December 31, 2004. These promissory notes were converted into shares of Series C preferred stock in connection with our Series C preferred stock financing. In connection therewith, we also issued warrants to purchase an aggregate of 261,475 shares of our Series B preferred stock to WI Harper Group and its affiliates and a warrant to purchase an aggregate of 307,695 shares of our Series B preferred stock to Zone Venture Fund, each with an exercise price of $0.36 per share. These warrants were cancelled in accordance with their terms in connection with our Series C preferred stock financing.

In July 2004, we issued 10 warrants to purchase an aggregate of 31,217 shares of our common stock, with an exercise price of $4.65 per share, to Zone Venture Fund and its affiliates and WI Harper Group and its affiliates. The warrants expire upon the completion of this offering if and to the extent not then exercised.

Stock option issuances

From January 1, 2003 to June 30, 2006, we granted options to purchase an aggregate of 1,044,696 shares of common stock to our current directors and executive officers, with exercise prices ranging from $0.12 to $5.00.

Consulting agreement

In April 2002, we entered into a consulting agreement with WI Harper Group. Pursuant to the consulting agreement, we issued to WI Harper Group a warrant to purchase an aggregate of 499,999 shares of our common stock at an exercise price of $0.73 per share upon successful completion of certain milestones. The consulting agreement terminated in February 2004.

Loan agreement

In October 2000, we made a loan of $75,000 to Darrius Thompson, bearing interest at an annual rate of 7%. The loan was payable in monthly payments of principal and interest through October 2010. From January 2003 to April 2006, we no longer collected monthly payments from Mr. Thompson. In April 2006, the remaining outstanding balance of the loan of approximately $76,000 was forgiven in its entirety.

Employment arrangement

Aparna Vashisht-Rota, one of our employees, is the wife of Jérôme J-P. Vashisht-Rota, one of our directors and employees. Ms. Vashisht-Rota received an aggregate of $64,922 in salary and bonus from us in 2005 and is a co-trustee of The Vashisht Rota Living Trust, which currently holds 312,880 shares of our common stock.

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers, as described in "Management—Limitation of liability and indemnification."

Principal and selling stockholders

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of June 30, 2006 by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•
each of our directors;

•
each of our named executive officers;

•
all of our directors and executive officers as a group; and

•
each selling stockholder.

The percentage ownership information shown in the table is based upon (1) 9,319,998 shares of common stock outstanding as of June 30, 2006, (2) the conversion of all outstanding shares of our preferred stock into 16,649,881 shares of common stock upon the completion of this offering and (3) after the offering, the issuance by us of 7,461,538 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters' over-allotment option.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC's rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable on August 29, 2006, which is 60 days after June 30, 2006. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the shares subject to the options are fully vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o DivX, Inc., 4780 Eastgate Mall, San Diego, California 92121.

				Percentage of shares beneficially owned
	Number of shares beneficially owned before offering		Number of shares beneficially owned after the offering
		Number of shares to be sold in the offering(1)
Name and address of beneficial owner				Before offering	After offering

5% stockholders
Zone Venture Fund and its affiliates(2) 241 S. Figueroa Street, Suite 340 Los Angeles, CA 90012	7,706,816	—	7,706,816	29.7%	23.0%
WI Harper Group and its affiliates(3) 50 California Street, Suite 2920 San Francisco, CA 94111	4,313,795	469,797	3,843,998	16.3	11.3
Insight Holdings and its affiliates(4) 680 Fifth Avenue, 8th Floor New York, NY 10019	2,905,549	302,925	2,602,624	11.2	7.8
Directors and named executive officers
R. Jordan Greenhall(5)	2,842,838	—	2,842,838	10.9	8.5
Frank Creer(6)	7,706,816	—	7,706,816	29.7	23.0
Fred Gerson(7)	50,000	—	50,000	*	*
Christopher McGurk(8)	50,000	—	50,000	*	*
Jerry Murdock(9)	2,905,549	—	2,905,549	11.2	8.7
Kevin Hell(10)	511,499	7,856	503,643	2.0	1.5
David J. Richter(11)	223,750	—	223,750	*	*
Jérôme J-P. Vashisht-Rota(12)	337,880	—	337,880	1.3	1.0
Chris Russell(13)	117,500	—	117,500	*	*
John A. Tanner(14)	296,914	—	296,914	1.1	*
All directors and executive officers as a group (11 persons)(15)	15,247,467	7,856	15,239,611	57.4	44.8
Selling stockholders
ALi Corporation(16)	224,539	114,945	109,594	*	*
Cyberlink International Technology Corp. (B.V.I.)(17)	224,539	114,945	109,594	*	*
Draper Richards L.P.(18)	268,858	25,600	243,258	1.0	*
Steve Frison	121,666	17,392	104,274	*	*
Shahi Ghanem	637,500	95,984	541,516	2.5	1.6
International Media Centre Ltd.(19)	750,000	383,938	366,062	2.9	1.1
SVB Financial Group(20)	33,333	17,064	16,269	*	*
SVIC No. 4 New Technology Business Investment L.L.P.(21)	439,759	88,016	351,743	1.7	1.1

*
Represents beneficial ownership of less than 1%.

(1)
If the underwriters exercise their over-allotment in full, the following stockholders will sell the following additional shares in the offering: WI Harper Group and its affiliates, 394,830; Insight Holdings and its affiliates, 254,587; Kevin Hell, 6,602; ALi Corporation, 96,603; Cyberlink International Technology Corp. (B.V.I.), 96,603; Draper Richards L.P., 21,515; Steve Frison, 2,608; Shahi Ghanem, 80,668; International Media Centre Ltd., 322,672; SVB Financial Group, 14,341; and SVIC No. 4 New Technology Business Investment L.L.P., 73,971.

(2)
Includes shares held by Zone Venture Fund II, L.P., Zone Venture Fund II Annex, L.P., Draper Atlantic Venture Fund, L.P., Draper Atlantic Venture Fund II, L.P., Draper Atlantic Opportunity Fund, L.P., the Timothy Draper Living Trust, the Draper 1999

  Grandchildrens Trust, and JABE, LLC. Zone Management Company, LLC is the general partner of Zone Venture Fund II, L.P. and Zone Venture Fund II Annex, L.P. Frank Creer, one of our directors, and Timothy Draper are managing directors of Zone Management Company, LLC and share voting and investment power with respect to the shares held by Zone Venture Fund II, L.P. and Zone Venture Fund II Annex, L.P. Draper Atlantic Management Company, LLC is the general partner of Draper Atlantic Venture Fund, L.P., Draper Atlantic Venture Fund II, L.P. and Draper Atlantic Opportunity Fund, L.P. Timothy Draper, John Backus, Jim Lynch and Thanasis Delistathis are partners of Draper Atlantic Management Company, LLC and share voting and investment power with respect to the shares held by Draper Atlantic Venture Fund, L.P., Draper Atlantic Venture Fund II, L.P. and Draper Atlantic Opportunity Fund, L.P. Timothy Draper and Melissa Draper are co-trustees of the Timothy Draper Living Trust and share voting and investment power with respect to the shares held by the Timothy Draper Living Trust. Timothy Draper, Rebecca Draper and Polly Draper are co-trustees of the Draper 1999 Grandchildrens Trust and share voting and investment power with respect to the shares held by the Draper 1999 Grandchildrens Trust. Timothy Draper is a member of JABE, LLC and has voting and investment power with respect to the shares held by JABE, LLC. Each of Frank Creer, Timothy Draper, John Backus, Jim Lynch, Thanasis Delistathis, Melissa Draper, Rebecca Draper and Polly Draper disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest in these entities. Also includes 11,649 shares subject to warrants that will terminate upon the completion of this offering.

(3)
Includes shares held by International Network Capital Global Fund, International Network Capital Global Investment Limited, International Network Capital Corp, International Network Capital LDC, Beijing Technology Development Fund, Springboard-Harper Technology Fund PTE Ltd., Springboard-Harper Investment (Cayman) Ltd., Springboard-Harper Technology Fund (Cayman) Ltd. and WI Harper Group. Paul Chau, a senior vice president of WI Harper Group, the manager of International Network Capital Global Fund, International Network Capital Global Investment Limited, International Network Capital Corp, International Network Capital LDC and Beijing Technology Development Fund and the co-manager of Springboard-Harper Technology Fund PTE Ltd., Springboard-Harper Investment (Cayman) Ltd. and Springboard-Harper Technology Fund (Cayman) Ltd., Peter Liu, the Chairman of WI Harper Group, Claude Legisle, David Zhang, Yung-Kuang Chu and Jaclyn Lo share voting and investment power with respect to the shares held by International Network Capital Global Fund, International Network Capital Global Investment Limited, International Network Capital Corp, International Network Capital LDC, and WI Harper Group. Mr. Chau, Mr. Liu, Colin Ching and Daniel Tseung share voting and investment power with respect to the shares held by Beijing Technology Development Fund. Mr. Chau, Mr. Liu, Chun Choy Tang, Dr. Cher Yew Ng, Kiat Wang Seow and Chow Boon Tan share voting and investment power with respect to the shares held by Springboard-Harper Technology Fund PTE Ltd., Springboard-Harper Investment (Cayman) Ltd. and Springboard-Harper Technology Fund (Cayman) Ltd. Each of Messrs. Chau, Liu, Legisle, Zhang, Chu, Ching, Tseung, Tang, Seow, Tan, Dr. Ng and Ms. Lo disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest in these entities. Also includes 499,999 shares subject to warrants that will terminate in April 2009 and 4,659 shares subject to warrants that will terminate upon the completion of this offering.

(4)
Includes shares held by Insight Venture Partners V, L.P., Insight Venture Partners (Cayman) V, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P. Insight Venture Associates V, L.L.C. is the general partner of Insight Venture Partners V, L.P., Insight Venture Partners (Cayman) V, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P. Insight Holdings Group, LLC, which is managed by its Board of Managers, is the managing member of Insight Venture Associates V, L.L.C. Jerry Murdock, one of our directors, and each of Jeffrey Horing, Deven Parekh, Peter Sobiloff and Scott Maxwell are members of the Insight Holdings Group, LLC Board of Managers and share voting and investment power with respect to the shares held by Insight Venture Partners V, L.P., Insight Venture Partners (Cayman) V, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P. Each of Messrs. Murdock, Horing, Parekh, Sobiloff and Maxwell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(5)
Includes 2,805,338 shares of common stock, none of which are subject to repurchase as of August 29, 2006, including 234,721 shares held by The Pooh 2005 Grantor Retained Annuity Trust created U.T.A. dated February 15, 2005, of which Mr. Greenhall is the trustee, 234,721 shares held by The Piglet 2005 Grantor Retained Annuity Trust, created U.T.A. dated February 15, 2005, of which Jennifer Greenhall, Mr. Greenhall's wife, is the trustee, and 15,279 shares held by Jennifer Greenhall. Also includes options to purchase 37,500 shares of common stock, all of which will be vested and exercisable as of August 29, 2006.

(6)
Includes the shares referred to in footnote (2) above. Mr. Creer disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(7)
Includes 30,000 shares of common stock, of which 19,375 are subject to repurchase as of August 29, 2006 and options to purchase 20,000 shares of common stock, all of which will be unvested but exercisable as of August 29, 2006.

(8)
Includes options to purchase 50,000 shares of common stock, all of which will be unvested but exercisable as of August 29, 2006.

(9)
Includes the shares referred to in footnote (4) above. Mr. Murdock disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(10)
Includes 357,370 shares of common stock, none of which are subject to repurchase as of August 29, 2006, and options to purchase 154,129 shares of common stock, of which 81,466 will be unvested but exercisable as of August 29, 2006.

(11)
Includes 223,750 shares of common stock, of which 84,375 are subject to repurchase as of August 29, 2006.

(12)
Includes 312,880 shares of common stock held by The Vashisht Rota Living Trust, of which Mr. Vashisht-Rota and Aparna Vashisht-Rota, Mr. Vashisht-Rota's wife, are co-trustees, of which 1,975 are subject to repurchase as of August 29, 2006, and options to purchase 25,000 shares of common stock, all of which will be unvested but exercisable as of August 29, 2006.

(13)
Includes 42,500 shares of common stock, of which 28,385 are subject to repurchase as of August 29, 2006, and options to purchase 75,000 shares of common stock, all of which will be unvested but exercisable as of August 29, 2006.

(14)
Includes 246,914 shares of common stock, of which 144,033 are subject to repurchase as of August 29, 2006, and options to purchase 50,000 shares of common stock, all of which will be vested and exercisable as of August 29, 2006.

(15)
Includes 14,631,884 shares of common stock, of which 277,560 will be subject to repurchase as of August 29, 2006, options to purchase 603,934 shares of common stock, of which 277,587 will be unvested but exercisable as of August 29, 2006, and 11,649 shares subject to the warrants referred to in footnote (2) above.

(16)
Chin-Lin Tsai is the president of ALi Corporation and has voting and investment power with respect to the shares held by ALi Corporation. Mr. Tsai disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity. Includes 9,319 shares subject to a warrant that will terminate upon completion of this offering.

(17)
Jau-Hsiung Huang is the sole director of Cyberlink International Technology Corp. (B.V.I.) and has voting and investment power with respect to the shares held by Cyberlink International Technology Corp. (B.V.I.). Mr. Huang disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity. Includes 9,319 shares subject to a warrant that will terminate upon completion of this offering.

(18)
Draper Richards Management Company is the management company for Draper Richards L.P. William H. Draper is the President of Draper Richards Management Company and has voting and investment power with respect to the shares held by Draper Richards L.P. Mr. Draper disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity.

(19)
Eldon C. Hylton, Jr. is the chairman and chief executive officer of International Media Centre Ltd. and has voting and investment power with respect to the shares held by International Media Centre Ltd.

(20)
Norman Cutler is the derivatives manager for SVB Financial Group and has voting and investment power with respect to the shares held by SVB Financial Group. Mr. Cutler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity.

(21)
Samsung Venture Investment Corporation is the management company for SVIC No. 4 New Technology Business Investment L.L.P. Sang-Ki Kim is the chief executive officer of Samsung Venture Investment Corporation and has voting and investment power with respect to the shares held by SVIC No. 4 New Technology Business Investment L.L.P. Includes 9,319 shares subject to a warrant that will terminate upon the completion of this offering.

Description of capital stock

Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common stock

Outstanding shares.    Based on 9,319,998 shares of common stock outstanding as of June 30, 2006, the conversion of preferred stock outstanding as of June 30, 2006 into 16,649,881 shares of common stock upon the completion of this offering, the issuance by us of 7,461,538 shares of common stock in this offering, and no exercise of options or warrants, there will be 33,431,417 shares of common stock outstanding upon completion of this offering.

As of June 30, 2006, there were 1,623,485 shares of common stock subject to outstanding options under our 2000 stock option plan, and 668,289 shares of common stock subject to outstanding warrants.

As of June 30, 2006, we had approximately 215 record holders of our common stock.

Voting rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors (other than matters on which holders of any preferred stock may be entitled to vote exclusively). Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Fully paid and nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred stock

Upon the completion of this offering, there will be no shares of preferred stock issued and outstanding. Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of June 30, 2006, warrants to purchase an aggregate of 634,956 shares of our common stock, having a weighted average exercise price of $1.34 per share, were outstanding. Of these, warrants to purchase 576,249 shares of our common stock will remain outstanding following the completion of this offering (less any portion of such warrants that may be exercised between June 30, 2006 and the completion of this offering) and are described below, and the remaining warrants will terminate upon the completion of this offering. As of June 30, 2006, warrants to purchase an aggregate of 66,667 shares of Series B preferred stock, having a weighted average exercise price of $0.36, were outstanding. Upon completion of this offering, the Series B warrants will convert into warrants to purchase an aggregate of 33,333 shares of our common stock (less any portion of such warrants that may be exercised between June 30, 2006 and the completion of this offering).

Common stock warrants.    In December 2000, we issued a warrant to purchase an aggregate of 50,000 shares of our common stock, with an exercise price of $0.32 per share, to a third party in connection with an acquisition of assets. The warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrant will terminate in December 2010.

In April 2001, we issued two warrants to purchase an aggregate of 25,000 shares of our common stock, each with an exercise price of $8.00 per share, to two service providers. Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Each of these warrants will terminate in December 2010.

In April 2002, we issued a warrant to purchase an aggregate of 499,999 shares of our common stock with an exercise price of $0.73 per share, to a consultant. This warrant was subsequently divided into six warrants distributed among the consultant and five affiliated entities. Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Each of these warrants will terminate in April 2009.

In September 2002, we issued a warrant to purchase an aggregate of 1,250 shares of our common stock, with an exercise price of $0.73 per share, to a service provider. The warrant contains provisions for the adjustment of the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and similar events. The warrant will terminate in September 2007.

Series B preferred stock warrants.    In September 2002, October 2002 and July 2003, we issued warrants to purchase an aggregate of 66,667 shares of our Series B preferred stock, each with an exercise price of $0.36 per share, to a lender. Each of the warrants has a net exercise provision which will be triggered automatically in the event the warrant is not exercised prior to its termination date. Each of the warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon completion of this offering, these warrants will convert into warrants to purchase an aggregate of 33,333 shares of our common stock (less any portion of such warrants that may be exercised prior to the completion of this offering). Each of the warrants also provides for "piggyback" registration rights pursuant to the same terms that apply to registration rights under our third amended and restated stockholders' agreement. The warrants issued in September 2002, October 2002 and July 2003 will terminate in September 2007, October 2007 and July 2013, respectively.

Registration rights

Under our third amended and restated stockholders' agreement, following the completion of this offering, the holders of 20,016,719 shares of common stock (or 18,675,270 shares, if the underwriters exercise their over-allotment option in full) and warrants to purchase up to 16,269 shares of common stock (or 1,928 shares, if the underwriters exercise their over-allotment option in full) will have certain rights to require us to register their shares (including shares issuable upon exercise of warrants) with the SEC so that those shares may be publicly resold.

Demand registration rights.    At any time beginning six months after the completion of this offering, the holders of a majority of the shares having demand registration rights have the right to demand that we file two registration statements so long as the aggregate number of securities requested to be sold under either registration statement is at least 25% of the securities held or issuable to the requesting parties or the amount of securities to be sold under either registration statement is at least $2,000,000, subject to specified exceptions.

Form S-3 registration rights.    If we are eligible to file a registration statement on Form S-3, one or more holders of registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $2,000,000, subject to specified exceptions.

"Piggyback" registration rights.    After the completion of this offering, if we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 15% of the total number of shares included in the registration statement.

Expenses of registration.    Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions. We are also required to bear the reasonable fees and expenses of one counsel, in an amount not to exceed $30,000, for the selling stockholders in each registration.

Expiration of registration rights.    The demand, piggyback and Form S-3 registration rights discussed above will terminate five years following the closing of this offering. In addition, the registration rights discussed above will terminate with respect to any stockholder or warrant holder entitled to these registration rights on the date when such stockholder or warrant holder is able to sell all of their registrable common stock without volume limitations in a single 90-day period under Rule 144 of the Securities Act.

Delaware anti-takeover law and provisions of our amended and restated certificate of incorporation and bylaws

Delaware anti-takeover law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and restated certificate of incorporation and bylaws.    Provisions of our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

•
permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

•
provide that the authorized number of directors may be changed only by resolution of the board of directors;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•
divide our board of directors into three classes;

•
require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder's notice;

•
do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election); and

•
provide that special meetings of our stockholders may be called only by the chairman of the board, our CEO or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Listing on The Nasdaq Stock Market

Our common stock has been approved for listing on The Nasdaq Stock Market under the symbol DIVX, subject to official notice of issuance.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent and registrar's address is 59 Maiden Lane, New York, New York 10038.

Material U.S. federal income tax
consequences to non-U.S. holders

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

•
an individual citizen or resident of the U.S.;

•
a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

•
an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated a U.S. person.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•
the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes), subject to any applicable tax treaty providing otherwise;

•
the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•
our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and that we will not become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Shares eligible for future sale

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of June 30, 2006, upon completion of this offering, 33,431,417 shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•
no restricted shares will be eligible for immediate sale upon the completion of this offering;

•
up to 23,774,695 restricted shares will be eligible for sale upon expiration of lock-up agreements at least 180 days after the date of this offering; and

•
the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods under Rule 144, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•
1% of the number of shares of our common stock then outstanding, which will equal approximately 334,314 shares immediately after this offering; or

•
the average weekly trading volume of our common stock on The Nasdaq Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k) under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-up agreements

We, our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These lock-up restrictions may be extended in specified circumstances and are subject to exceptions specified in the lock-up agreements. See "Underwriting."

Registration rights

Upon completion of this offering, the holders of 20,016,719 shares of our common stock (or 18,675,270 shares, if the underwriters exercise their over-allotment option in full) and warrants to purchase up to 16,269 shares of our common stock (or 1,928 shares, if the underwriters exercise their over-allotment option in full) have rights with respect to the registration of their shares (including shares issuable upon exercise of warrants) under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of capital stock—registration rights."

Equity incentive plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2000 stock option plan, our 2006 equity incentive plan and our 2006 employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager. J.P. Morgan Securities Inc., Banc of America Securities LLC, Cowen and Company, LLC, Canaccord Adams Inc. and Montgomery & Co., LLC are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Banc of America Securities LLC
Cowen and Company, LLC
Canaccord Adams Inc.
Montgomery & Co., LLC

Total	9,100,000

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $    per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to buy up to 1,365,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common

stock. The underwriting fee is $    per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	Without over- allotment exercise	With full over- allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.8 million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to (a) sales of common stock in this offering, (b) grants of restricted stock and options under our equity incentive plans, (c) issuances of shares of common stock upon the exercise of options granted under our equity incentive plans or upon the exercise or conversion of warrants or preferred stock described in this prospectus or (d) issuances of up to 1,650,000 shares of common stock pursuant to acquisitions, licensing, lending or similar arrangements where the recipients agree to be bound by the lock-up agreements described below.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to (a) sales of common stock by selling stockholders in this offering, (b) transactions relating to common stock acquired in open market transactions after the completion of this offering, provided that no filing by any party under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions or (c) transfers of common stock or any security convertible into or exercisable or exchangeable for common stock (i) as a bona fide gift, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iii) as a distribution by a partnership to its partners or former partners or by a limited liability company to its members or retired members or (iv) to any affiliate, as defined in Rule 405 under the Securities Act of 1933, of the undersigned; provided that in the case of any transfer pursuant to clause (c), (A) each transferee shall sign and deliver a lock-up agreement and (B) the undersigned shall not be required to, and shall not voluntarily, file a report under Section 16(a) of the Securities Exchange Act of 1934, reporting a reduction in beneficial ownership of common stock during the restricted period referred to in the foregoing paragraph. In addition, these restrictions shall not be deemed to restrict or prohibit the entry into or modification of a so-called "10b5-1" plan at any time (other than the entry into or modification of such a plan in such a manner as to cause the sale of shares of common stock within the restricted period).

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing on The Nasdaq Stock Market under the symbol DIVX.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Stock Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward LLP, San Diego, California. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in this offering.

Experts

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 4780 Eastgate Mall, San Diego, California 92121, (858) 882-0600.

Upon completion of this offering, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.divx.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

DivX, Inc. consolidated financial statements
for the years ended December 31, 2003, 2004 and 2005
and the six months ended June 30, 2005 and 2006 (unaudited)

Report of Ernst & Young LLP, independent registered public accounting firm

The Board of Directors and Stockholders
DivX, Inc.

We have audited the accompanying consolidated balance sheets of DivX, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DivX, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California
April 27, 2006
except for the three paragraphs under the caption "Changes in
Capitalization" within Note 3 as to which the date is
September 19, 2006

DivX, Inc.
Consolidated balance sheets

				Pro forma redeemable convertible preferred stock and stockholders' equity as of June 30, 2006
	December 31,
			June 30, 2006
	2004	2005
(in thousands, except share and per share data)			(unaudited)	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$6,934	$25,035	$32,618
Restricted cash	270	270	270
Accounts receivable (net of allowance of $1,041, $963 and $920 at December 31, 2004 and 2005 and June 30, 2006 (unaudited), respectively)	2,242	4,194	4,255
Prepaid expenses	191	676	613
Other current assets	967	94	49

Total current assets	10,604	30,269	37,805
Property and equipment, net	3,013	2,876	3,332
Other assets	63	19	523
Deferred costs of initial public offering	—	—	1,348

	$13,680	$33,164	$43,008

Liabilities, redeemable convertible preferred stock and stockholders' equity
Current liabilities:
Accounts payable	$1,743	$988	$1,654
Accrued liabilities	897	612	1,534
Accrued compensation and related benefits	671	1,262	2,364
Accrued patent royalties	1,103	1,156	641
Income taxes payable	—	34	257
Deferred revenue, current	2,723	3,106	3,487
Current portion of capital lease obligations	264	43	34
Notes payable, current portion	1,056	720	602

Total current liabilities	8,457	7,921	10,573
Capital lease, net of current portion	159	108	91
Notes payable, net of current portion	513	394	145
Deferred revenue, long term	696	786	685
Deferred rent	761	640	553
Liability for unvested portion of early stock option exercises	208	288	506
Commitments and contingencies (See Notes 5 and 6)
Redeemable Series D convertible preferred stock, $.001 par value; 5,900,000 shares authorized; no, 5,811,000 and 5,811,100 shares issued and outstanding at December 31, 2004, 2005 and June 30, 2006 (unaudited), respectively; no shares issued and outstanding, pro forma (unaudited); liquidation preference—$16,978 at December 31, 2005 and June 30, 2006 (unaudited)	—	16,842	16,842	$—
Stockholders' equity:
Series A convertible preferred stock, $.001 par value; 4,522,000 shares authorized, issued and outstanding at December 31, 2004, 2005 and June 30, 2006 (unaudited); no shares issued and outstanding, pro forma (unaudited); liquidation preference—$5,653 at December 31, 2005 and June 30, 2006 (unaudited)	5	5	5	—
Series B convertible preferred stock, $.001 par value; 16,559,158 shares authorized; 16,483,176 shares issued and outstanding at December 31, 2004, 2005 and June 30, 2006 (unaudited); no shares issued and outstanding, pro forma (unaudited); liquidation preference—$11,950 at December 31, 2005 and June 30, 2006 (unaudited)	16	16	16	—
Series C convertible preferred stock, $.001 par value; 4,251,194 shares authorized, issued, and outstanding at December 31, 2004, 2005 and June 30, 2006 (unaudited); no shares issued and outstanding, pro forma (unaudited); liquidation preference—$9,876 at December 31, 2005 and June 30, 2006 (unaudited)	4	4	4	—
Preferred stock, $.001 par value; 5,767,648 shares authorized; no shares issued and outstanding at December 31, 2004, 2005 and June 30, 2006 (unaudited); no shares issued and outstanding pro forma (unaudited)	—	—	—	—
Common stock, $.001 par value; 100,000,000 shares authorized; 5,475,173, 8,047,285 and 8,605,711 shares issued and outstanding, excluding 335,493, 579,964 and 714,287 shares subject to repurchase at December 31, 2004, 2005 and June 30, 2006 (unaudited), respectively, and 25,969,879 issued and outstanding, pro forma (unaudited)	5	8	9	26
Additional paid-in capital	25,210	27,061	27,026	43,876
Deferred stock-based compensation	(667)	(1,517)	—	—
Accumulated deficit	(21,687)	(19,392)	(13,447)	(13,447)

Total stockholders' equity	2,886	6,185	13,613	$30,455

	$13,680	$33,164	$43,008

See accompanying notes.

DivX, Inc.
Consolidated statements of operations

				Six months ended
				June 30,	June 30,
	Year ended December 31,
	2003	2004	2005	2005	2006
(in thousands, except per share data)				(unaudited)

Net revenues:
Technology licensing	$4,290	$12,228	$26,919	$10,608	$21,445
Media and other distribution and services	3,456	4,123	6,128	3,463	5,828

Total net revenues	7,746	16,351	33,047	14,071	27,273
Cost of revenues:
Cost of technology licensing	988	2,477	2,767	1,342	1,491
Cost of media and other distribution services(1)	912	1,025	889	446	456

Total cost of revenues	1,900	3,502	3,656	1,788	1,947

Gross profit	5,846	12,849	29,391	12,283	25,326
Operating expenses:
Selling, general and administrative(1)	5,651	9,816	15,988	7,454	11,701
Product development(1)	3,838	6,958	10,269	5,170	6,926

Total operating expenses	9,489	16,774	26,257	12,624	18,627
Income (loss) from operations	(3,643)	(3,925)	3,134	(341)	6,699
Interest income	7	68	338	80	660
Interest expense and other	(96)	(113)	(115)	(56)	(41)

Income (loss) before income taxes	(3,732)	(3,970)	3,357	(317)	7,318
Income tax provision	(201)	(373)	(1,062)	(358)	(1,373)

Net income (loss)	$(3,933)	$(4,343)	$2,295	$(675)	$5,945

Basic net income (loss) per share	$(0.90)	$(0.82)	$—	$(0.10)	$0.26
Diluted net income (loss) per share	$(0.90)	$(0.82)	$—	$(0.10)	$0.20
Pro forma basic net income per share (unaudited)			$0.11		$0.24

Shares used to compute basic net income (loss) per share	4,382	5,315	7,323	6,781	8,335
Shares used to compute diluted net income (loss) per share	4,382	5,315	24,692	6,781	10,769
Shares used to compute pro forma basic net income per share (unaudited)			21,640		24,977

(1)
Includes stock-based compensation as follows:

Cost of revenues	$—	$—	$1	$—	$2
Selling, general and administrative	159	16	252	136	659
Product development	—	10	141	92	267

Total stock-based compensation	$159	$26	$394	$228	$928

See accompanying notes.

DivX, Inc.
Consolidated statements of redeemable convertible preferred stock and stockholders' equity (deficit)

	Series D Redeemable Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock
												Deferred stock-based compensation		Total stockholders' equity (deficit)
Year ended December 31, 2003, 2004 and 2005 (in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital		Accumulated deficit

Balance at December 31, 2002	—	$—	4,522	$5	16,483	$16	—	$—	3,720	$4	$14,473	$—	$(13,411)	$1,087
Exercise of stock options, net of repurchases and repurchase liability for early exercises	—	—	—	—	—	—	—	—	1,474	1	44	—	—	45
Stock-based compensation for vesting of restricted founders shares	—	—	—	—	—	—	—	—	—	—	135	—	—	135
Acceleration of vesting of common stock	—	—	—	—	—	—	—	—	—	—	24	—	—	24
Common stock warrants issued for services	—	—	—	—	—	—	—	—	—	—	10	—	—	10
Series B preferred stock warrants issued in conjunction with financing	—	—	—	—	—	—	—	—	—	—	6	—	—	6
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,933)	(3,933)

Balance at December 31, 2003	—	—	4,522	$5	16,483	$16	—	—	5,194	$5	$14,692	—	$(17,344)	$(2,626)
Exercise of stock options, net of repurchases and repurchase liability for early exercises	—	—	—	—	—	—	—	—	281	—	25	—	—	25
Issuance of Series C preferred stock for cash, net of issuance costs	—	—	—	—	—	—	4,230	$4	—	—	9,750	—	—	9,754
Deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	693	$(693)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	26	—	26
Issuance of Series C preferred stock for services	—	—	—	—	—	—	21	—	—	—	50	—	—	50
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(4,343)	(4,343)

Balance at December 31, 2004	—	—	4,522	$5	16,483	$16	4,251	$4	5,475	$5	$25,210	$(667)	$(21,687)	$2,886
Exercise of stock options, net of repurchases and repurchase liability for early exercises	—	—	—	—	—	—	—	—	2,565	3	565	—	—	568
Issuance of Series D redeemable convertible preferred stock for cash, net of issuance costs	5,811	16,842	—	—	—	—	—	—	—	—	—	—	—	—
Common stock warrants exercised	—	—	—	—	—	—	—	—	7	—	33	—	—	33
Deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	1,244	(1,244)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	394	—	394
Stock warrants issued for services	—	—	—	—	—	—	—	—	—	—	9	—	—	9
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	2,295	2,295

Balance at December 31, 2005	5,811	$16,842	4,522	$5	16,483	$16	4,251	$4	8,047	$8	$27,061	$(1,517)	$(19,392)	$6,185
Exercise of stock options, net of repurchases and repurchase liability for early exercises (unaudited)	—	—	—	—	—	—	—	—	436	1	156	—	—	157
Common stock warrants exercised (unaudited)	—	—	—	—	—	—	—	—	80	—	170	—	—	170
Issuance of common stock—Corporate Green acquisition (unaudited)	—	—	—	—	—	—	—	—	43	—	228	—	—	228
SFAS 123(R) adoption (unaudited)	—	—	—	—	—	—	—	—	—	—	(1,517)	1,517	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	928	—	—	928
Net income and comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	5,945	5,945

Balance at June 30, 2006 (unaudited)	5,811	$16,842	4,522	$5	16,483	$16	4,251	$4	8,606	$9	$27,026	—	$(13,447)	$13,613

See accompanying notes.

DivX, Inc.
Consolidated statements of cash flows

				Six months ended
				June 30,	June 30,
	Year ended December 31,
	2003	2004	2005	2005	2006
(in thousands)				(unaudited)

Operating activities
Net income (loss)	$(3,933)	$(4,343)	$2,295	$(675)	$5,945
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	586	610	1,022	468	684
Loss on disposal of assets	25	—	—	—	—
Stock and warrants issued for services	16	50	9	—	—
Stock-based compensation	159	26	394	228	928
Changes in operating assets and liabilities:
Accounts receivable, net	(611)	(970)	(1,952)	(980)	(61)
Prepaids and other assets	60	(1,081)	432	645	29
Accounts payable	23	1,260	(755)	(770)	380
Accrued liabilities	197	1,532	(232)	240	(516)
Accrued compensation and related benefits	100	423	591	365	1,102
Deferred rent	—	761	(121)	(36)	(87)
Deferred revenue, net	2,077	702	473	546	280
Income taxes payable	—	—	34	—	223

Net cash provided by (used in) operating activities	(1,301)	(1,030)	2,190	31	8,907
Investing activities
Purchase of property and equipment	(349)	(2,283)	(885)	(437)	(700)
Restricted cash	130	(250)	—	—	—
Cash paid in Corporate Green acquisition	—	—	—	—	(351)

Net cash used in investing activities	(219)	(2,533)	(885)	(437)	(1,051)
Financing activities
Net proceeds from issuance of preferred stock	—	9,754	16,842	(3)	—
Net proceeds from issuance of common stock	46	232	701	618	548
Deferred costs of initial public offering	—	—	—	—	(425)
Repurchase of unvested stock	—	—	(20)	(2)	(3)
Payments on capital lease obligations	(509)	(473)	(272)	(179)	(26)
Proceeds from notes payable	1,211	1,006	761	634	—
Payments on notes payable	(322)	(609)	(1,216)	(951)	(367)

Net cash provided by (used in) financing activities	426	9,910	16,796	117	(273)

Net increase (decrease) in cash and cash equivalents	(1,094)	6,347	18,101	(289)	7,583
Cash and cash equivalents at beginning of the period	1,681	587	6,934	6,934	25,035

Cash and cash equivalents at end of the period	$587	$6,934	$25,035	$6,645	$32,618

Supplemental information
Income taxes paid	$201	$373	$1,028	$358	$1,150
Capital leases for acquisition of computer equipment	$—	$573	$—	$—	$—
Interest paid	$71	$113	$115	$56	$41

See accompanying notes.

DivX, Inc.

Notes to consolidated financial statements

(Information subsequent to December 31, 2005 and pertaining to June 30, 2006 and the six months ended June 30, 2005 and 2006 is unaudited)

1. Organization and summary of significant accounting policies

 DivX, Inc. (the "Company") was incorporated in Delaware on May 16, 2000. The Company creates products and services designed to improve consumers' media experience. The Company's first product offering was a video compression-decompression software library, or codec. In addition to its codec, the Company provides consumer software, including the DivX Player application, from its website, DivX.com. The Company also licenses its technologies to consumer hardware device manufacturers and certifies their products to ensure the interoperable support of DivX-encoded content. In addition to technology licensing to consumer hardware device manufacturers, the Company currently generates revenue from software licensing, advertising, distributing third-party software and services related to digital media distribution.

Unaudited interim financial statements

The financial statements pertaining to June 30, 2006 and for the six months ended June 30, 2005 and 2006 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

The results of operations for the interim period ended June 30, 2006 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2006.

Principles of consolidation

The consolidated financial statements include the accounts of DivX, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. Actual results could differ from those estimates.

Unaudited pro forma stockholders' equity presentation

The unaudited pro forma stockholders' equity at June 30, 2006 reflects the effect of the automatic conversion of all shares of convertible preferred stock and redeemable convertible preferred stock into 16,649,881 shares of common stock as though the completion of the planned initial public offering occurred on June 30, 2006. Shares of common stock issued in such initial public offering and any related net proceeds are excluded from such pro forma information.

Cash and cash equivalents

Cash and cash equivalents consist of cash, money market funds and other highly liquid investments with original maturities of three months or less from the date of purchase. As of December 31, 2005 and June 30, 2006, the Company had $270,000 of restricted cash primarily related to an unused letter of credit.

Long-lived assets

Long-lived assets, consisting primarily of office and computer equipment, are recorded at cost. Depreciation is computed using the straight-line method over the shorter of the useful lives of the assets or the remaining associated lease terms, which are three to seven years.

Long-lived assets, such as property and equipment, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company assesses the value of the assets based on the future cash flows the assets are expected to generate, and recognizes an impairment loss when the estimated undiscounted future cash flows that are expected to result from the use of the assets, plus net proceeds expected from disposition of the assets (if any), are less than the carrying value of the assets. When an impairment is identified, the Company reduces the carrying amount of the assets to estimated fair value based on a discounted cash flow approach or, when available and appropriate, comparable market values.

Concentration of credit risk

A small number of customers account for a significant percentage of the Company's revenues as follows:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006

Google, Inc.	*	10%	15%	20%	20%
Koninklijke Philips Electronics N.V.	*	13	13	12	10
Gator Corporation	27%	*	*	—	—

*
Less than 10% of net revenue.

As the Company does not ship inventory, credit is generally extended given consideration to the small financial commitment of the Company's resources to any customer transaction. A cash deposit is generally not required.

Accounts receivable and allowance for uncollectible sales and accounts

The Company has reflected in its balance sheets, on a net basis, amounts invoiced to customers that are unpaid when the associated revenue is unearned. The amount of unearned revenue that has been offset against the related accounts receivables totaled $470,000, $1,412,000 and $3,424,000 at December 31, 2004 and 2005 and at June 30, 2006, respectively.

The Company maintains a reserve for estimated uncollectible sales and accounts. The Company estimates the allowance for uncollectible sales and accounts based on its historical experience. In evaluating the adequacy of this reserve the Company considers the length of time the receivables are past due, specific customer creditworthiness, geographic risk, the current business environment and historical discrepancies in business volume reports received from customers. In cases where the customer is new and has an undemonstrated ability to pay, the Company delays recognition of the revenue until such time as the new customer has paid unless significant and persuasive evidence exists that the customer is creditworthy.

Actual future write-offs may differ from the allowances the Company has estimated, which may have a material effect on the Company's future results of operations and financial condition.

Fair value of financial instruments

Financial instruments, including cash and cash equivalents, accounts receivable, net of applicable allowances, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

Deferred rent

Rent expense on noncancellable leases containing known future scheduled rent increases are recorded on a straight-line basis over the term of the respective leases beginning when the Company takes possession of the leased property. The difference between rent expense and rent paid is accounted for as deferred rent. Landlord construction allowances and other such lease incentives are recorded as deferred rent and are amortized on a straight-line basis as a reduction to rent expense.

Revenue recognition

The Company evaluates revenue recognition for transactions to sell products and services and to license technology using the criteria set forth by the Securities Exchange Commission in Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB No. 104. SAB No. 104 states that revenue is recognized when each of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured. In accordance with EITF Issue 00-21, revenue from multiple-element arrangements is allocated among separate elements based on their relative fair values, provided the elements have value on a stand-alone basis, there is objective and reliable evidence of fair value, the arrangement does not include a general right of return relative to the delivered item and delivery or performance of the undelivered item(s) is considered probable and substantially in the Company's control. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

The Company's licensing revenue is primarily derived from royalties paid to the Company by licensees of the Company's intellectual property rights. Revenue in such transactions is recognized during the period in which such customers report to the Company the number of royalty-eligible units that they have shipped. Revenue from guaranteed minimum-royalty licenses is recognizable upon delivery of the technology license when no further obligations of the Company exist. In certain guaranteed minimum-royalty licenses, the Company enters into extended payment programs with customers. Revenue related to such extended payment programs is recognized when periodic payments become due to the Company. Royalties and other license fees are recorded net of reserves for estimated losses, and are recognized when all revenue recognition criteria have been met. The Company makes judgments as to whether collectibility can be reasonably assured based on the licensee's recent payment history unless significant and persuasive evidence exists that the customer is creditworthy. In the absence of a favorable collection history or significant and persuasive evidence that the customer is creditworthy, the Company recognizes revenue upon receipt of cash, provided that all other revenue recognition criteria have been met.

The Company recognizes revenue in connection with its software products pursuant to the requirements of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Software Revenue Recognition with Respect to Certain Arrangements. During 2003, the Company provided consultation services that were sold separately under consulting engagement contracts. Consulting revenues from these arrangements were accounted for separately from software license revenues because the arrangements qualify as service transactions as defined in SOP 97-2. Revenues for consulting services are recognized as the services are performed. For multiple element software arrangements, the Company recognizes revenue under the residual method when Company-

specific objective evidence of fair value exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement. Under the residual method, at the outset of the arrangement with a customer, the Company defers revenue for the fair value of its undelivered elements and recognizes the revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses, when the criteria in SOP 97-2 have been met. If vendor specific objective evidence does not exist for an undelivered element in a software arrangement, such as distribution or other term-based arrangements for which the license fee includes support during the arrangement term, revenue is recognized over the term of the contractual support period or, if unspecified, 24 to 36 months (depending on the estimated length of the product life cycle, which approximates the support period for the specific product), commencing upon delivery of the Company's software to the customer. Royalty revenue from license agreements with independent software vendors is recognized upon receipt of reports from licensees stating the number of products implementing the Company's technologies on which royalties are due. In the case of prepayments received from an independent software vendor when the Company provides ongoing support to the independent software vendor in the form of future upgrades, enhancements or other services over the term of the arrangement, revenue is recognized ratably over the term of the contract, as vendor specific objective evidence does not exist for future support services to be provided.

So long as all of the other elements of revenue recognition are met, the Company recognizes revenues on services during the period such services are provided. The Company is paid for distributing certain third-party software when such software is downloaded or installed via the Company's website. The related distribution fees are recognized based on the number of downloads and activations. The Company recognizes these fees upon receiving competent evidential documentation from its reporting systems. The Company is also paid by content providers and commercial content users to encode content into the DivX media format, and recognizes related revenues when such encoding services are provided. Additionally, the Company is paid service fees as a percentage of transaction revenue for electronically distributing encoded media for content providers, and recognizes related revenues in the period third-party reports on such transactions are received.

Product development costs

The Company includes research and development costs as part of product development. The Company accounts for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs, and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. SFAS No. 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The Company has determined that technological feasibility for its software products is reached shortly before the products are available for general release to customers. Through June 30, 2006, the Company has expensed all software development costs when incurred because costs incurred after technological feasibility was established and prior to commercial availability were not material. Additionally, the Company incurs website development costs. Such costs are accounted for in accordance with EITF Issue 00-2, Accounting for Web Site Development Costs, and SOP 98-1, Accounting for the costs of Computer Software Developed or Obtained for Internal Use. Through June 30, 2006, costs required to be capitalized, such as software acquired or built while in the web site application and infrastructure development stage have not been material, and as a result all related development costs have been expensed in the period incurred.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets or liabilities are recognized based on the temporary differences between financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. The Company also determines its tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies. The Company records estimated tax liabilities to the extent the contingencies are probable and can be reasonably estimated.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005, were approximately $3,000, $8,000 and $65,000, respectively. Advertising expenses were $7,000 and $252,000 for the six months ended June 30, 2005 and June 30, 2006, respectively.

Net income (loss) per share data

The Company follows EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement 128, which established standards regarding the computation of earnings per share ("EPS") by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. EITF Issue No. 03-6 requires earnings available to common stockholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred shareholders based on their respective rights to receive dividends. Basic net income (loss) per share is then calculated by dividing income allocable to common stockholders (including the reduction for any undeclared, preferred stock dividends assuming current income for the period had been distributed) by the weighted-average number of common shares outstanding, net of shares subject to repurchase by the Company, during the period. EITF Issue No. 03-6 does not require the presentation of basic and diluted net income (loss) per share for securities other than common stock; therefore, the following net income (loss) per share amounts only pertain to the Company's common stock. The Company calculates diluted net income (loss) per share under the if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income (loss) per share. To the extent preferred stock is anti-dilutive, the Company calculates diluted net income (loss) per share under the two-class method.

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
(in thousands, except per share data)				(unaudited)

Numerator:
Net income (loss)	$(3,933)	$(4,343)	$2,295	$(675)	$5,945
Income allocable to preferred stockholders	—	—	(2,295)	—	(3,817)

Net income (loss) allocable to common stockholders	(3,933)	(4,343)	—	(675)	2,128
Denominator:
Weighted-average common shares outstanding (basic)	4,382	5,315	7,323	6,781	8,335
Common equivalent shares from common and preferred stock warrants	—	—	—	—	600
Common equivalent shares from options to purchase common stock and unvested shares of common stock subject to repurchase	—	—	—	—	1,834

Weighted-average common shares outstanding (diluted)	4,382	5,315	7,323	6,781	10,769

Basic net income (loss) per share	$(0.90)	$(0.82)	$—	$(0.10)	$0.26
Diluted net income (loss) per share	$(0.90)	$(0.82)	$—	$(0.10)	$0.20

Potentially dilutive securities not included in the calculation of diluted net income (loss) per share because to do so would be anti-dilutive are as follows (in common equivalent shares):

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
(in thousands)				(unaudited)

Convertible preferred stock	11,611	12,665	16,642	13,736	16,642
Common and preferred stock warrants	668	752	755	745	25
Options to purchase common stock	3,608	4,129	1,698	2,014	—
Shares of common stock subject to repurchase	111	336	580	770	—

Totals	15,998	17,882	19,675	17,265	16,667

Pro forma net income per share (unaudited)

Pro forma basic net income per share has been computed to give effect to the conversion of redeemable convertible preferred stock and convertible preferred stock into common stock upon the closing of the Company's initial public offering on an if-converted basis for the year ended December 31, 2005 and the six months ended June 30, 2006.

The following table sets forth the computation of pro forma basic net income per share (in thousands, except per share amounts):

	Year ended December 31, 2005	Six months ended June 30, 2006
		(unaudited)

Numerator:
Net income	$2,295	$5,945

Denominator:
Weighted average common shares outstanding (basic)	7,323	8,335
Add: Adjustments to reflect the weighted average effect of the assumed conversion of redeemable convertible preferred stock and convertible preferred stock from the date of issuance	14,317	16,642

Denominator for basic pro forma calculation	21,640	24,977

Pro forma net income per common share, basic (unaudited)	$0.11	$0.24

Stock-based compensation

For employee stock options granted prior to December 31, 2005, the Company recorded compensation expense based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations, and has adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosures.

For non-employees, the Company accounts for stock-based compensation in accordance with Emerging Issues Task Force No. 96-18, Accounting Recognition for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods for Services. Equity instruments awarded to non-employees are periodically remeasured as the underlying awards vest unless the instruments are fully vested, immediately exercisable and nonforfeitable on date of grant.

The Company grants stock options to purchase common stock to employees with exercise prices equal to the value of the underlying stock, as determined by the board of directors on the date the equity award was granted. The board of directors determined the value of the underlying stock by considering a number of factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company's preferred stockholders and the lack of liquidity of the Company's common stock.

In connection with the preparation of the financial statements for the Company's initial public offering and solely for the purposes of accounting for stock-based compensation for financial statement purposes, the Company's management reassessed the fair value of the Company's common stock for the equity awards granted on or after October 1, 2004 (which coincided approximately with the Company's Series C preferred stock financing) through March 31, 2006. Based upon this reassessment of the fair value of the Company's common stock, the Company recorded deferred stock-based compensation to the extent that the reassessed value of the Company's common stock at the date of the grant exceeded the exercise price of the equity awards. Reassessed values are inherently uncertain and highly subjective. The Company recorded deferred compensation of $693,000 during 2004 and $1,244,000 during 2005. For stock options granted prior to September 30, 2004, no expense was recorded as management determined that the estimated fair value of the Company's stock at the date of grant did not exceed the exercise price. Deferred stock-based compensation is being amortized on a straight-line basis over the stock option vesting period of generally four years. In 2005, the Company recognized stock-based compensation expense related to options granted to employees based on the reassessed values of the common stock underlying the stock option awards. The expense associated with the amortization of deferred stock-based compensation related to options granted prior to December 31, 2005 is classified in the Company's statements of operations as follows:

	Year ended December 31,			June 30,
	2003	2004	2005	2005	2006
(in thousands)				(unaudited)

Total cost of revenues	$—	$—	$1	$—	$2
Selling, general and administrative	159	16	252	136	135
Product development	—	10	141	92	94

Total	$159	$26	$394	$228	$231

The table below shows the expected amortization of deferred stock-based compensation expense for the remainder of the full year 2006 and for the following three years for all options granted as of December 31, 2005 assuming all employees remain employed by the Company for their remaining vesting periods:

(in thousands)	2006	2007	2008	2009

Amortization of deferred stock-based compensation related to options granted to purchase shares of common stock	$226	$452	$427	$171

The table below summarizes options granted during the period from October 1, 2004 through June 30, 2006, which resulted in stock-based compensation expense.

Month ended	Number of shares	Exercise price per share	Intrinsic value per share	Deemed fair value of common stock at grant

Options granted:
October 2004	132,750	$0.80	$1.28	$2.08
November 2004	79,400	0.80	1.38	2.18
December 2004	275,664	0.80	1.50	2.30
January 2005	202,650	0.80	1.62	2.42
February 2005	143,400	0.80	1.74	2.54
March 2005	58,000	1.00	1.66	2.66
April 2005	5,750	1.00	1.80	2.80
May 2005	21,900	1.00	1.94	2.94
June 2005	24,750	1.00	2.10	3.10
July 2005	37,500	1.00	2.26	3.26
August 2005	10,750	1.00	2.42	3.42
September 2005	29,250	1.00	2.60	3.60
October 2005	9,000	1.40	2.38	3.78
November 2005	201,000	1.80	3.14	4.94
December 2005	—	—	—	—
January 2006 (unaudited)	145,650	1.80	3.90	5.70
February 2006 (unaudited)	138,250	2.00	4.12	6.12
March 2006 (unaudited)	154,475	3.00	3.56	6.56
April 2006 (unaudited)	36,750	5.00	2.68	7.68
May 2006 (unaudited)	38,500	7.00	1.99	8.99
June 2006 (unaudited)	12,250	9.00	1.52	10.52

	1,757,639

The pro forma information regarding net income (loss) and net income (loss) per share detailed below has been accounted for as if the Company had accounted for stock-based awards under the fair value method prescribed in SFAS No. 123. The fair value of the Company's options to purchase common stock was estimated at the date of grant using the minimum value pricing model for 2003, 2004 and 2005.

The fair value of stock-based awards was estimated using the following weighted average assumptions for 2003, 2004, and 2005:

Year ended December 31,	2003	2004	2005

Expected life (in years)	5	5	5
Interest rate	4.5%	4.5%	4.6%
Volatility	N/A	N/A	N/A
Dividend yield	—	—	—

Using the minimum value pricing model for the estimated weighted average fair value of an option to purchase one share of common stock granted during 2003, 2004, and 2005 was $0.02, $0.76 and $2.58 per share subject to options, respectively.

The following table illustrates the effect on net income (loss) and net income (loss) per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based awards for fiscal 2003, 2004, and 2005:

Year ended December 31, (in thousands, except per share data)	2003	2004	2005

Net income (loss)	$(3,933)	$(4,343)	$2,295
Add: Stock-based compensation expense included in reported net income (loss), net of tax	159	26	394
Deduct: Stock-based compensation expense under the fair value method, net of tax	(188)	(37)	(474)
Pro forma net income (loss)	$(3,962)	$(4,354)	$2,215
Basic net income (loss) per share
As reported	$(0.90)	$(0.82)	$—
Pro forma	$(0.90)	$(0.82)	$—
Diluted net income (loss) per share
As reported	$(0.90)	$(0.82)	$—
Pro forma	$(0.90)	$(0.82)	$—

In December 2004, the FASB issued SFAS 123(R), Share-Based Payment, which is a revision of SFAS 123. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS 123(R) supersedes APB 25, and related interpretations and amends SFAS No. 95, Statement of Cash Flows. Effective January 1, 2006, the Company adopted SFAS 123(R). As the Company is preparing to transition from a non-public entity to a public entity through an initial public offering and has historically used the minimum value method to measure its share-based payments for pro-forma footnote disclosure purposes only, the Company will apply the prospective method to awards granted through December 31, 2005. The Company has unrecognized compensation cost relating to awards issued prior to December 31, 2005 of $1,517,000. Pursuant to SFAS 123(R), as the Company utilized the minimum value method, the Company will continue to recognize compensation expense relating to unvested awards using APB 25 which is the same accounting principle originally applied to those awards. For additional equity awards granted to employees subsequent to January 1, 2006, the Company will recognize compensation expense based on the fair value of these awards. The unrecognized compensation cost relating to those awards will be recognized in the statement of operations over the requisite service period.

The Company's adoption of SFAS 123(R) in the first quarter of 2006 resulted in the recognition of additional stock-based compensation expense and a reduction in net income of $600,000 during the first half of 2006. Recording this stock compensation expense caused the Company's basic and diluted earnings per share for the six months ended June 30, 2006 to be reduced by $0.07 and $0.02, respectively.

In connection with the adoption of SFAS 123(R), the Company reviewed and updated, among other things, its forfeiture rate, expected term and volatility assumptions. The weighted average expected option term for the six months ended June 30, 2006 reflects the application of the simplified method set out in SEC Staff Accounting Bulletin No. 107 ("SAB 107"). The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. Estimated volatility for the six month period ended June 30, 2006 also reflects the application of SAB 107's interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. The fair value of each option or restricted stock grant is estimated on the date of grant using the Black-Scholes method with the following assumptions:

Six months ended June 30, 2006
(unaudited)

Expected life (in years)	6.25
Interest rate	5.1
Volatility	58
Dividend yield	—%

As of June 30, 2006, there was $1.6 million of unrecognized compensation related to stock options granted after January 1, 2006, which is expected to be recognized over a weighted-average period of 1.48 years. The unrecognized compensation expense related to the restricted shares of common stock issued in the Corporate Green acquisition was $359,000 at June 30, 2006 and is expected to be recognized over a period of one year.

DivX, Inc.

Notes to consolidated financial statements (continued)

(Information subsequent to December 31, 2005 and pertaining to June 30, 2006 and the six months ended June 30, 2005 and 2006 is unaudited)

1. Organization and summary of significant accounting policies (continued)

The estimated weighted-average fair value of an option to purchase one share of common stock granted during the six months ended June 30, 2006 was $4.90. The total intrinsic value of options exercised during the six months ended June 30, 2006 was $3.4 million.

Comprehensive income (loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive income (loss) and its components in the financial statements. Net income (loss) and other comprehensive income (loss), shall be reported net of their related tax effect to arrive at comprehensive income (loss). To date, comprehensive income (loss) equals the net income (loss) as reported.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-period presentation.

Recently issued accounting standard

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation as required. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

2. Property and equipment

 Property and equipment consists of the following:

	December 31,		June 30,
	2004	2005	2006
(in thousands)			(unaudited)

Computer equipment	$3,019	$3,679	$4,518
Software	686	776	883
Leasehold improvements	927	1,002	1,003
Furniture and fixtures	271	271	306
Office equipment	100	160	164

	5,003	5,888	6,874
Less accumulated depreciation and amortization	(1,990)	(3,012)	(3,542)

	$3,013	$2,876	$3,332

3. Redeemable Series D convertible preferred stock and stockholders' equity

Series A, Series B, and Series C convertible preferred stock

Each share of Series A, Series B, and Series C preferred stock is convertible into 0.745, 0.5 and 0.5 shares of common stock, respectively. The Series A, Series B, and Series C preferred stock will automatically convert into shares of common stock if authorized by the vote of holders of at least two-thirds of the Series A, Series B and Series C preferred stock voting together as a single class on an as-converted to common stock basis or if the Company closes a firm commitment underwritten public offering with aggregate net proceeds (after deduction of underwriting discounts, commissions and fees) of at least $40,000,000 and at a price per share of at least $8.7648. In addition, the terms include anti-dilution provisions whereby the conversion ratio is adjusted due to stock splits, issuance of a stock dividend on outstanding shares of common stock or the issuance of equity securities at a consideration per share less than the conversion price in effect immediately prior to such issuance, subject to certain exceptions.

Dividends on the Series A, Series B and Series C preferred stock are non-cumulative, but if dividends are declared, each share of Series A, Series B and Series C preferred stock is entitled to $0.1125, $0.029 and $0.1859 per annum, respectively, on a pari passu basis, subject to the prior payment of stated dividends on the Series D preferred stock and prior and in preference to payment of any dividends on the common stock. Holders of the Series A, Series B and Series C preferred stock are entitled to vote together with holders of the common stock on all matters brought before holders of the common stock, and with holders of other series of preferred stock and separately as a class on certain other matters. Each share of Series A,

Series B and Series C preferred stock is entitled to a number of votes equal to the number of shares of common stock issuable upon conversion.

Subject to prior payment of the liquidation preference on the Series D preferred stock and prior and in preference to the payment of any amounts in respect of common stock, (i) each share of Series A preferred stock is entitled to a liquidation preference between $0 and $1.25 per share, depending upon the aggregate liquidation value of the Company at the time of such liquidation, (ii) each share of Series B preferred stock is entitled to a liquidation preference between $0 and $0.7252 per share, depending upon the aggregate liquidation value of the Company at the time of such liquidation and (iii) each share of Series C preferred stock is entitled to a liquidation preference of $2.3232 per share. To the extent there are proceeds available for distribution in respect of the Series A, Series B and Series C preferred stock upon liquidation, such amounts would be applied first to satisfy the Series C liquidation preference in full, then to satisfy the Series B liquidation preference in full, and finally to satisfy the Series A liquidation preference in full. Proceeds on liquidation remaining after satisfaction of such preferences would be distributed ratably to the holders of common stock and preferred stock on an as-if converted basis, subject to certain limits on the aggregate amounts payable to the holders of the Series C and Series D preferred stock. A liquidation includes a merger, consolidation or sale of all or substantially all of the assets of the Company, subject to certain exceptions.

Redeemable Series D convertible preferred stock

Each share of Series D preferred stock is convertible into 0.5 shares of common stock. The Series D preferred stock will automatically convert into shares of common stock if authorized by the vote of holders of a majority of the Series D preferred stock or if the Company closes a firm commitment underwritten public offering with aggregate net proceeds (after deduction of underwriting discounts, commissions and fees) of at least $40,000,000 and at a price per share of at least $8.7648. In addition, the terms include anti-dilution provisions whereby the conversion ratio is adjusted due to stock splits, issuance of a stock dividend on outstanding shares of common stock or the issuance of equity securities at a consideration per share less than the conversion price in effect immediately prior to such issuance, subject to certain exceptions.

Dividends on the Series D preferred stock are non-cumulative, but if dividends are declared, each share of Series D preferred stock is entitled to $0.2337 per annum prior to and in preference to the payment of any dividends on the Series A, Series B and Series C preferred stock and the common stock. Holders of the Series D preferred stock are entitled to vote together with the holders of the common stock on all matters brought before holders of the common stock, and with holders of other series of preferred stock and separately as a class on certain other matters. Each share of Series D preferred stock is entitled to a number of votes equal to the number of shares of common stock issuable upon conversion. Each share of Series D preferred stock is entitled to a liquidation preference of $2.9216 per share prior and in preference to the payment of any amounts in respect of Series A, Series B and Series C preferred stock and common stock. Proceeds on liquidation remaining after satisfaction of liquidation preferences payable on the Series A, Series B, Series C and Series D preferred stock would be distributed ratably to the holders of common stock and preferred stock on an as-if converted basis, subject to certain limits on the aggregate amounts payable to the holders of the Series C preferred stock and Series D preferred stock. A liquidation includes a merger, consolidation or sale of all or substantially all of the assets of the Company, subject to certain exceptions.

The holders of at least a majority of the then outstanding shares of Series D preferred stock, voting together as a single class, may, by providing written notice to the Company, require the Company, to the extent it may lawfully do so, to redeem up to all of the then outstanding shares of Series D preferred stock on or after October 19, 2010. The Company shall effect such redemption by paying in cash in exchange for each share of Series D preferred stock a sum equal to the original Series D issue price plus declared and unpaid dividends with respect to such share.

In accordance with Accounting Series Release 268, Redeemable Preferred Stock, the Company has excluded the Redeemable Series D Convertible Preferred Stock from its caption Stockholders' Equity because redemption is outside the control of the Company. While the shares are redeemable on or after a specified date at the option of the shareholder, the shareholder also may convert into shares of common stock of the Company at its option and the conversion is considered substantive. As such, the Company considers the Redeemable Series D Convertible Preferred Stock contingently redeemable.

Stock options

In December 2000, the Company adopted the 2000 Stock Incentive Plan (the "2000 Plan"). The Company has reserved 6,579,011 shares of common stock for issuance under the 2000 Plan. Generally, options granted under the 2000 Plan are exercisable for up to 10 years from the date of grant and vest over a four-year period. The Plan allows for early exercise of unvested options. In such circumstances, the Company typically allows employees to exercise stock options prior to vesting. Upon the exercise of an option prior to vesting, the Company has a right to repurchase such shares at the original exercise price to the extent that they have not vested in accordance with the related option agreement. In accordance with EITF 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the consideration received for the exercise of an unvested stock option granted after the effective date of EITF 00-23 is to be considered a deposit of the exercise price, and thus is a liability that is recorded by the Company. The liability associated with this potential for repurchase, and the related shares, are only reclassified into equity as the option award vests. As a result, the Company has recorded liabilities of $208,000, $288,000 and $506,000 as of December 31, 2004 and 2005 and June 30, 2006, respectively, for the unvested portion of early stock option exercise.

Following is a summary of all stock option activity for 2003, 2004 and 2005 and the six months ended June 30, 2006:

	Options	Weighted-average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic value

Balance at December 31, 2002	2,991,244	$0.22
Granted	994,208	0.12
Exercised	(308,261)	0.14
Canceled	(53,000)	0.12

Balance at December 31, 2003	3,624,191	$0.20
Granted	1,032,564	0.48
Exercised	(435,999)	0.54
Canceled	(75,224)	0.18

Balance at December 31, 2004	4,145,532	$0.24
Granted	743,950	1.12
Exercised	(2,851,203)	0.23
Canceled	(340,816)	0.48

Balance at December 31, 2005	1,697,463	$0.58	7.5	$1,382,273
Vested at December 31, 2005	993,678	$0.26	6.3	$81,566
Granted (unaudited)	525,875	2.97
Exercised (unaudited)	(514,419)	0.74
Canceled (unaudited)	(85,434)	0.89

Balance at June 30, 2006 (unaudited)	1,623,485	$1.28	7.5	$2,490,938
Vested at June 30, 2006 (unaudited)	824,920	$0.28	5.7	$105,575

The number of shares subject to options outstanding at December 31, 2004 and 2005 and June 30, 2006 includes 335,493, 579,964 and 652,436 of shares at a weighted average exercise price of $0.62, $0.50 and $0.78, respectively, that were unvested at December 31, 2004 and 2005 and June 30, 2006, respectively.

As of December 31, 2005, 1,342,555 shares were available for future grant under the 2000 Plan. The following is a breakdown of the options outstanding and exercisable under the 2000 Plan as of December 31, 2005:

Exercise price	Options outstanding and exercisable	Weighted-average remaining life in years	Weighted-average exercise price of options outstanding and exercisable

$0.12	653,984	7.1	$0.12
$0.32	389,955	4.9	0.32
$0.80	293,549	8.9	0.80
$1.00	150,025	9.4	1.00
$1.40	8,950	9.8	1.40
$1.80	201,000	9.8	1.80

Total or average	1,697,463	7.5	$0.58

As of June 30, 2006, 908,063 shares were available for future grant under the 2000 Plan. The following is a breakdown of the options outstanding and exercisable under the 2000 Plan as of June 30, 2006:

Exercise price	Options outstanding and exercisable	Weighted-average remaining life in years	Weighted-average exercise price of options outstanding and exercisable

$0.12	397,919	6.6	$0.12
$0.32	398,954	4.4	0.32
$0.80	132,196	8.4	0.80
$1.00	49,071	8.9	1.00
$1.40	5,312	9.3	1.40
$1.80	315,283	9.4	1.80
$2.00	99,000	9.7	2.00
$3.00	139,600	9.7	3.00
$5.00	35,400	9.8	5.00
$7.00	38,500	9.9	7.00
$9.00	12,250	10.00	9.00

Total or average	1,623,485	7.5	$1.28

Warrants

At December 31, 2005 and June 30, 2006, there were 754,605 and 668,289 shares of common stock, respectively, subject to issued and vested warrants, including certain of the warrants described below. The fair value of the services recorded as expense for the full years ended December 31, 2003, 2004 and 2005 and for the six months ended June 30, 2006, was $16,000, $0, $9,000 and $0, respectively. The Company recognizes compensation as the services are provided and shares are vested. The following table summarizes the warrants outstanding at December 31, 2005:

Security issuable upon exercise	Shares issuable	Grant date	Exercise price	Term	Purpose of grant

Common stock	50,000	December 2000	$0.32	10 years	Acquisition of assets
Common stock	5,000	January 2001	2.50	5 years	Lending arrangement
Common stock	25,000	April 2001	8.00	9.5 years	Services
Common stock	1,500	June 2001	2.50	5 years	Lending arrangement
Common stock	499,999	April 2002	0.73	7 years	Services provided by related party and affiliates
Common stock	2,500	September 2002	0.73	5 years	Services
Common stock	50,000	June 2003	0.73	5 years	Services
Series B convertible preferred stock	66,667	September 2002 through July 2003	0.36	5-10 years	Lending arrangement
Common stock	77,588	April 2004	4.65	5 years	Placement of preferred stock
Common stock	9,685	November 2005	4.64	4 months	Services

In the six months ended June 30, 2006, the following warrants to purchase shares of common stock were exercised for aggregate cash proceeds to the Company of $170,000: warrants to purchase 18,881 shares issued in April 2004, warrants to purchase 1,250 shares issued in September 2002, warrants to purchase 9,685 shares issued in November 2005 and warrants to purchase 50,000 shares issued in June 2003.

The Company determined the value of these warrants at the date of grant using the Black-Scholes option pricing model based on the estimated fair value of the underlying stock, a volatility rate ranging from 75% to 100%, no dividends, a risk-free interest rate ranging from 4% to 6%, and an expected life that coincides with the maximum exercise periods of the warrants.

Shares of common stock reserved for issuance

As of December 31, 2005 and June 30, 2006, shares of common stock reserved for issuance were as follows:

	December 31, 2005	June 30, 2006 (unaudited)

Series A convertible preferred stock	3,377,153	3,377,153
Series B convertible preferred stock	8,241,586	8,241,586
Series C convertible preferred stock	2,125,593	2,125,593
Series D convertible preferred stock	2,905,549	2,905,549
Common stock options outstanding	1,697,463	1,623,485
Common stock options available for grant	1,342,555	908,063
Warrants	754,605	668,289

Total common shares reserved for future issuance	20,444,504	19,849,718

Note receivable from stockholder/officer

At December 31, 2004 and 2005 and at June 30, 2006, the Company had a note receivable for approximately $71,000, $75,000 and $0, respectively, from a stockholder and officer of the Company. At December 31, 2004 and 2005 and at June 30, 2006, the note was fully reserved. In April 2006, the Company forgave in its entirety the remainder of the outstanding amount of approximately $76,000 under a note receivable from a stockholder and officer of the Company.

Changes in capitalization

On July 27, 2006, the board of directors of the Company approved the following plans described below which will become effective in connection with the Company's initial public offering:

•
the 2006 Equity Incentive Plan, which contains terms similar to the terms of the 2000 Plan, and will also provide for the grant of restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, performance cash awards and other stock awards; and

•
the 2006 Employee Stock Purchase Plan (the "2006 Purchase Plan"), which will provide eligible employees of the Company the opportunity to purchase the Company's common stock during specified periods, at a price per share equal to the lower of: (a) 85% of the fair market value of a share of common stock on the first date of an offering period; or (b) 85% of the fair market value of a share of common stock on the date of purchase.

On September 6, 2006, the stockholders approved the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 200,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, which will become effective in connection with the Company's initial public offering. The undesignated preferred stock may be issued in one or more series by the board of directors without further action by the stockholders with rights, preferences and privileges to be determined solely by the board of directors. The preferred stock may provide for voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Company's common stock.

On September 6, 2006, the stockholders approved a reverse stock split of the Company's common stock at a ratio of one share for every two shares previously held. The reverse stock split became effective on September 19, 2006. All common stock share and per-share data included in these consolidated financial statements reflect the reverse stock split.

4. Financing arrangements

 The Company has a loan and security agreement whereby the Company can receive term loans, due in 30 monthly installments, of up to $2,000,000 to finance eligible equipment. As of December 31, 2004 and 2005 and as of June 30, 2006, $901,000, $1,114,000 and $747,000, respectively, was outstanding under this equipment term loan agreement. Interest is payable monthly at the bank's prime rate plus 1%, not to go below 5.0%. The interest rate was 6.25%, 8.25% and 9.25% at December 31, 2004 and 2005 and at June 30, 2006, respectively.

The financing arrangements are secured by substantially all of the assets of the Company. The Company must adhere to various financial covenants, including minimum tangible net worth and minimum liquidity. As of June 30, 2006 the Company was in compliance with its covenants and presently anticipates being in compliance through at least the next 12 months.

The financing arrangements are subject to events of default, including if (i) a material adverse change occurs in the Company's financial condition, (ii) the lender believes the prospect of payment or performance of the indebtedness is impaired or (iii) the lender in good faith deems itself insecure. If an event of default occurs, all amounts due under the term loan agreement would become due and payable. While there are subjective acceleration clauses contained in these financing arrangements, the Company's management presently believes the likelihood of triggering acceleration to be remote.

Aggregate maturities of the Company's debt arrangements at December 31, 2005, are as follows (in thousands):

2006	$720
2007	394

Total	$1,114

5. Commitments

Leases

The Company has multiple capital and operating leases for facilities and equipment expiring through 2009. Cost under capital leases was $1,900,000 at December 31, 2004 and 2005 and June 30, 2006. Accumulated amortization under capital leases was $1,364,000, $1,647,000 and $1,736,000 at December 31, 2004 and 2005 and at June 30, 2006, respectively. Amortization of equipment under capital lease obligations is included in depreciation expense. Some of the leases contain renewal and purchase options. Rent expense under operating leases was $184,000, $259,000, $417,000, and $359,000 for the six months ended June 30, 2006 and for the full years ended December 31, 2003, 2004, and 2005, respectively.

Future minimum payments under capital leases and non-cancelable operating leases with initial terms of one year or more consists of the following at December 31, 2005 (in thousands):

	Operating leases	Capital leases

2006	$500	$52
2007	483	42
2008	498	42
2009	127	35

Total minimum lease payments	$1,608	$171

Less amount representing interest	—	(20)

Present value of future minimum capital lease obligations	—	151
Less amount due in one year	—	(43)

Long-term portion of capital lease obligations	—	$108

Rents to be received from subtenants in 2006	$14	—

In June 2004, pursuant to an office lease agreement, the Company established a $250,000 letter of credit which expires in March 2009, but automatically renews subsequent to March 2009 on a yearly basis unless the Company is notified by the lender.

6. Contingencies

 The Company has been involved in intellectual property litigation that had the potential to adversely affect operating results. While the Company prevailed in such matters in the past, it may not prevail in any such matters in the future. Although the Company licenses intellectual property from a variety of sources, other owners of intellectual property rights have sent notifications to the Company indicating that they believe that the Company may be infringing on their intellectual property rights.

While the Company has filed patent applications, copyright applications and applications for trademark registrations, these applications may not result in the issuance of patents, registered copyrights or trademarks, and the Company may not be able to obtain all necessary intellectual property rights. Further, even if patents, copyrights or trademarks are granted, other parties may contest the Company's intellectual property rights.

The Company from time to time is involved in legal proceedings or encounters regulatory or other matters in the ordinary course of business that could result in unasserted or asserted claims or litigation. At December 31, 2005 and June 30, 2006, there were no matters that are considered probable under SFAS No. 5, and as a result no amounts have been accrued at either date.

7. Income taxes

 The components of the income tax provision were as follows (in thousands):

Year ended December 31,	2003	2004	2005

Federal	$—	$—	$—
State	—	—	34
Foreign	201	373	1,028

	$201	$373	$1,062

The following is a reconciliation of the expected statutory federal income tax provision to the Company's actual income tax provision:

Year ended December 31, (in thousands)	2003	2004	2005

Expected income tax provision at federal statutory tax rate	$(1,306)	$(1,390)	$1,175
State income tax provision, net of federal benefit	(214)	(228)	193
Stock compensation	71	10	164
Foreign income taxes	201	373	1,028
Valuation allowance	1,778	2,256	33
Tax credits	(253)	(508)	(1,884)
Other	(76)	(140)	353

Income tax expense	$201	$373	$1,062

Significant components of the Company's deferred tax assets as of December 31, 2004 and 2005, are shown below:

(in thousands)	2004	2005

Deferred tax assets:
Net operating loss carryforwards	$5,844	$3,644
Research and development and other tax credits	1,246	3,111
Allowance for uncollectible sales	424	707
Deferred revenue	392	730
Deferred rent	310	261
Other, net	471	267

Total deferred tax assets	8,687	8,720
Valuation allowance for deferred tax assets	(8,687)	(8,720)

Net deferred tax assets	$—	$—

At December 31, 2005, the Company had U.S. federal and California tax net operating loss carryforwards of approximately $9,257,000 and $7,025,000, respectively. The U.S. federal and California tax loss carryforwards will begin to expire in 2020 and 2010, respectively, unless previously utilized. At December 31, 2005, the Company had U.S. federal research tax credit carryforwards of approximately $1,196,000 which will begin to expire in 2021 unless previously utilized and California research credit carryovers of $1,217,000 which do not expire. At December 31, 2005, the Company had California manufacturer's investment credit carryovers of $113,000 which will begin to expire in 2010 unless previously utilized. At December 31, 2005, the Company also had foreign tax credit carryforwards of $1,028,000 which will begin to expire in 2016 and California alternative minimum tax credit carryforwards of $35,000 which do not expire.

The Company has assessed the likelihood of utilizing the deferred tax assets and considered both positive and negative evidence. The Company has factored in the inherent risk of forecasting revenue and expenses over an extended period of time, along with the potential risks associated with the business. Based on current information and available objective evidence, the Company has determined that there is uncertainty regarding its ability to realize the deferred tax assets. This information includes the Company's history of cumulative losses, the fact that the market in which it operates is intensely competitive, the lack of carryback capacity to realize deferred tax assets and the uncertainty regarding market acceptance of new and existing product categories. Because of the Company's history of losses, the Company was not able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that it would be able to utilize the deferred tax assets by generating taxable income during the carryforward period. Therefore, as of December 31, 2004 and 2005, the Company had recorded a full valuation allowance on deferred tax assets of $8,687,000 and $8,720,000, respectively.

The Company may be subject to potential audits from various taxing authorities in the jurisdictions in which it does business. The Company believes it has adequately provided for any uncertain tax issues with federal, state and foreign tax authorities. Although the Company has determined that it is not probable, the most adverse resolution of these issues could result in additional charges to earnings in future periods. Based upon a consideration of all relevant facts and circumstances, the company does not believe the ultimate resolution of uncertain tax issues for all open tax periods will have a materially adverse effect upon its results of operations or financial condition.

The Company has had cumulative changes in its ownership structure during the last three years. Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's net operating loss and tax credit carryforwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period. While the Company has not completed a formal analysis of how the stock ownership changes that it has experienced would affect the value of its carryforwards in relation to Sections 382 and 383, it does not expect that any such limitations would prevent the Company from utilizing its net operating losses prior to their expiration.

8. Employee retirement plan

 Effective January 1, 2001, the Company adopted a 401(k) defined contribution retirement plan covering all employees who have completed one month of service. Participants may contribute up to 15% of annual compensation. The Company may, at its sole discretion, match dollar for dollar up to 2% of gross wages. For the years ended December 31, 2003, 2004 and 2005, there were no matching contributions made by the Company.

9. Segment information

 The Company's operations are located primarily in the United States, and substantially all of its assets are located in San Diego, California. The Company operates in one segment. Our chief operating decision-maker reviews our operating results on an aggregate basis and manages our operations as a single operating segment. Revenues are derived from different geographies in the following manner:

	Year ended December 31,			Six months ended June 30,
	2003	2004	2005	2005	2006
(in thousands)				(unaudited)

North America	$4,718	$6,079	$7,406	$3,996	$6,792
Europe	931	1,991	6,616	2,932	4,141
Asia	1,979	8,010	18,596	7,070	16,006
Rest of world	118	271	429	73	334

Total	$7,746	$16,351	$33,047	$14,071	$27,273

The Company is a global company with a broad, geographically diverse market presence. The Company has offices in six countries, and its hardware and software products are distributed in over 150 countries and territories. The Company has historically generated a substantial amount of its revenues from international sales, which have grown to represent an increasingly large percentage of the Company's overall revenues. For the first half of 2006 and for the full years 2005, 2004 and 2003, the Company's revenues outside North America comprised 75%, 78%, 63% and 39%, respectively, of its total revenues. The Company believes this growth has been driven in part by increasing adoption of its technology by consumer hardware device manufacturers, many of whom are located outside of North America. In particular, a large number of such consumer hardware device manufacturers are located in Asia, which is reflected in the large percentage of international revenues derived from Asia, which comprised 59%, 56%, 49% and 26% of the Company's sales for the first half of 2006 and for the full years 2005, 2004 and 2003, respectively.

10. Recent acquisition

 In March 2006 the Company acquired all of the assets of Corporate Green, a general partnership that developed an online community platform but had not commenced its principal operations and had not generated any revenue through the date of the acquisition. The total purchase price for the acquisition was valued at $659,000 and consisted of $431,000 in cash and 34,824 fully vested shares of the Company's common stock, valued at $228,000. In addition to the purchase price, the Company issued to the former partners of Corporate Green 69,651 restricted shares of its common stock which will become vested (i) upon the occurrence of certain events, subject to their continued employment by the Company or (ii) upon the termination of such persons by the Company without cause. Upon the earlier of December 31, 2006, March 31, 2007 and June 30, 2007 and the occurrence of certain performance milestones, and subject, in the case of the latter two events, to continued employment, the Company will pay an aggregate of $104,000, $104,000 and $31,000, respectively, in cash to the three former Corporate Green partners. In accordance with EITF Issue No. 95-8, Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination, these deferred cash payments and the restricted stock will be recorded as compensation expense in the period in which they are earned, as the payment of additional amounts and vesting of shares are directly linked to continued employment with the Company. The total purchase price, including other acquisition-related costs, has been allocated as follows:

Developed technology	$46,000
Assembled workforce	613,000

$659,000

The above amounts are being amortized to expense over the estimated useful life of approximately 1.25 years.

11.    Quarterly information (unaudited)

 The following quarterly information includes all adjustments which management considers necessary for a fair statement of such information. For interim quarterly financial statements, the provision for income taxes is estimated using the best available information for projected results for the entire year.

(in thousands, except per share data)	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006

Net revenues:
Technology licensing	$5,303	$5,305	$7,023	$9,288	$11,068	$10,377
Media and other distribution and services	1,740	1,723	1,369	1,296	3,031	2,797

Total net revenues	7,043	7,028	8,392	10,584	14,099	13,174
Total cost of revenues (1)	868	920	929	939	952	995

Gross profit	6,175	6,108	7,463	9,645	13,147	12,179
Operating expenses:
Selling, general and administrative (1)	3,722	3,732	3,937	4,597	5,929	5,772
Product development (1)	2,451	2,719	2,579	2,520	3,225	3,701

Total operating expenses	6,173	6,451	6,516	7,117	9,154	9,473

Income (loss) from operations	2	(343)	947	2,528	3,993	2,706
Interest and other income (expense), net	11	13	17	182	267	352

Income (loss) before income taxes	13	(330)	964	2,710	4,260	3,058
Income tax provision	(172)	(186)	(202)	(502)	(981)	(392)

Net income (loss)	$(159)	$(516)	$762	$2,208	$3,279	$2,666

Net income (loss) per share:
Basic	$(0.03)	$(0.07)	$0.03	$0.03	$0.14	$0.11
Diluted	$(0.03)	$(0.07)	$0.02	$0.03	$0.11	$0.09

Shares used to compute basic net income (loss) per share	6,122	7,426	7,754	7,976	8,196	8,472
Shares used to compute diluted net income (loss) per share	6,122	7,426	10,587	10,698	10,482	10,979

(1)
Includes stock-based compensation as follows:

Cost of revenues	$—	$—	$—	$1	$1	$1
Selling, general and administrative	68	68	47	69	275	384
Product development	47	45	11	38	90	177

Total stock-based compensation	$115	$113	$58	$108	$366	$562

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the filing fee for The Nasdaq Stock Market.

Amount Paid or to be Paid

SEC registration fee	$ 15,667
NASD filing fee	15,151
The Nasdaq Stock Market filing fee	125,000
Blue sky qualification fees and expenses	15,000
Printing and engraving expenses	350,000
Legal fees and expenses	800,000
Accounting fees and expenses	1,200,000
Transfer agent and registrar fees and expenses	11,000
Miscellaneous expenses	268,182

Total	$2,800,000

Item 14. Indemnification of directors and officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•
transaction from which the director derives an improper personal benefit;

•
act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payment of dividends or redemption of shares; or

•
breach of a director's duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of DivX or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We have entered into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering	3.1
Form of Amended and Restated Bylaws to be effective upon completion of this offering	3.2
Form of Indemnity Agreement	10.1
Third Amended and Restated Stockholders' Agreement dated October 19, 2005 between the Registrant and certain of its stockholders	10.13

Item 15. Recent sales of unregistered securities.

The following list sets forth information regarding all securities sold by us since January 2003.

(1)
In June 2003, we issued a warrant to purchase an aggregate of 50,000 shares of our common stock, with an exercise price of $0.7252 per share, to a service provider. The warrant will terminate in June 2008.

(2)
In July 2003, we issued a warrant to purchase an aggregate of 22,500 shares of our Series B preferred stock, with an exercise price of $0.36 per share, to a lender. Upon completion of this offering, this warrant will become exercisable for 11,250 shares of our common stock. The warrant will terminate in July 2013.

(3)
In January 2004, we issued subordinated convertible promissory notes in an aggregate amount of $425,410 to a group of affiliated investors, and a subordinated convertible promissory note in an aggregate amount of $500,000 to another investor, each with a maturity date of December 31, 2004. These promissory notes were converted into shares of Series C preferred stock in connection with our Series C preferred stock financing. In connection therewith, we also issued warrants to purchase an aggregate of 261,475 shares of our Series B preferred stock to the group of affiliated investors and a warrant to purchase an aggregate of 307,695 shares of our Series B preferred stock to the other investor, each with an exercise price of $0.36 per share. These warrants were cancelled by their terms in connection with our Series C preferred stock financing.

(4)
In March 2004, we issued a warrant to purchase an aggregate of 1,616 shares of our common stock, with an exercise price of $4.6464 per share, to an investor. The warrant was exercised in full in July 2005.

(5)
In March, April and October 2004, we issued and sold an aggregate of 4,251,194 shares of our Series C preferred stock to a group of investors at a price of $2.3232 per share for aggregate gross proceeds of approximately $9.9 million. Upon completion of this offering, these shares will convert into 2,125,593 shares of our common stock.

(6)
From May to October 2004, we issued a total of 21 warrants to purchase an aggregate of 77,588 shares of our common stock, each with an exercise price of $4.6464 per share, to the purchasers of our Series C preferred stock. Of these warrants, warrants to purchase 3,321 shares of our common stock were exercised in May 2006, warrants to purchase 15,560 shares of our common stock were exercised in June 2006, warrants to purchase 33,080 shares of our common stock were exercised in August 2006 and warrants to purchase 11,649 shares of our common stock were exercised in September 2006. The remaining warrants expire upon the completion of this offering if and to the extent not exercised prior thereto.

(7)
In November 2004, we issued a warrant to purchase an aggregate of 5,388 shares of our common stock, with an exercise price of $4.6464 per share, to an investor. The warrant was exercised in full in June 2005.

(8)
In October 2005, we issued and sold an aggregate of 5,811,100 shares of our Series D preferred stock to a group of affiliated investors at a price of $2.9216 per share for aggregate gross proceeds of approximately $16.9 million. Upon completion of this offering, these shares will convert into 2,905,549 shares of our common stock.

(9)
In November 2005, we issued a warrant to purchase an aggregate of 9,685 shares of our common stock, with an exercise price of $4.64 per share, to a service provider. The warrant was exercised in full in January 2006.

(10)
In March 2006, we issued an aggregate of 104,475 shares of our common stock at an aggregate value of $685,356, to a group of individuals in connection with our acquisition of certain assets previously held by those individuals and a general partnership of which they were partners.

(11)
From January 1, 2003 to June 30, 2006, we granted stock options under our 2000 stock option plan to purchase 2,739,549 shares of our common stock (net of expirations and cancellations) to our employees, directors and consultants, having exercise prices ranging from $0.12 to $9.00 per share. Of these, options to purchase 1,670,480 shares of common stock have been exercised through June 30, 2006 for aggregate consideration of $835,364, at exercise prices ranging from $0.12 to $5.00 per share.

The offers, sales and issuances of the securities described in paragraphs (1), (2), (3), (4), (7), (9) and (10) was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs (5), (6) and (8) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

The offers, sales and issuances of the securities described in paragraph (11) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2000 stock option plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and financial statement schedules.

(a)     Exhibits.

Exhibit Number	Description of Document
1.1(1)	Form of Underwriting Agreement.
3.1(1)	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.2(1)	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1(1)	Form of Common Stock Certificate.
5.1(1)	Opinion of Cooley Godward LLP.
10.1+(1)	Form of Indemnity Agreement.
10.2+(1)	2000 Stock Option Plan and Form of Stock Option Agreement thereunder.
10.3+(1)	2006 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.4+(1)	Amended and restated offer letter dated April 12, 2006, between the Registrant and Fred Gerson.
10.5+(1)	Offer letter effective January 3, 2006, between the Registrant and Christopher McGurk.

10.6+(1)	Employment offer letter dated November 21, 2002, as amended, between the Registrant and Kevin Hell.
10.7+(1)	Employment offer letter dated April 20, 2004 between the Registrant and David J. Richter.
10.8+(1)	Employment offer letter dated December 13, 2004 between the Registrant and Chris Russell.
10.9+(1)	Employment offer letter dated November 2, 2004, as amended, between the Registrant and John A. Tanner.
10.10+(1)	Letter agreement dated May 26, 2005 between the Registrant, David J. Richter and John A. Tanner.
10.11+(1)	Form of Employee Innovations and Proprietary Rights Assignment Agreement.
10.12+(1)	DivX, Inc. 2006 Executive Cash Bonus Plan.
10.13(1)	Third Amended and Restated Stockholders' Agreement dated October 19, 2005 between the Registrant and certain of its stockholders.
10.14(1)	Real Property Sub-Sublease dated July 7, 2004 between the Registrant and MP3.com.
10.15(1)
Loan and Security Agreements dated September 9, 2002 and July 28, 2003 and Loan and Security Agreement (Exim Program) dated July 28, 2003 between the Registrant and Silicon Valley Bank, each as amended.
10.16*(1)	MPEG-4 Visual Patent Portfolio License dated May 22, 2003 between the Registrant and MPEG LA, L.L.C.
10.17*(1)	Google Toolbar and Google Deskbar Promotion and Distribution Agreement effective June 18, 2004, as amended, between the Registrant and Google Inc.
10.18+(1)	2006 Employee Stock Purchase Plan and Form of Offering Document thereunder.
21.1(1)	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2(1)	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(1)	Power of Attorney. Reference is made to the signature page hereto.

+
Indicates management contract or compensatory plan.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1)
Previously filed.

(b)    Financial statement schedule.

II—Valuation and qualifying accounts

Allowance for uncollectible sales and accounts	Balance at beginning of year	Charged to operations	Write offs deducted from allowance	Balance at end of year

For the year ended December 31, 2003	$32,128	$390,785	$(32,128)	$390,785
For the year ended December 31, 2004	390,785	832,846	(183,129)	1,040,502
For the year ended December 31, 2005	$1,040,502	$898,839	$(976,077)	$963,264

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 20th day of September, 2006.

DIVX, INC.
By:	/s/ R. JORDAN GREENHALL R. Jordan Greenhall CEO and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. JORDAN GREENHALL R. Jordan Greenhall	CEO and Chairman of the Board of Directors (Principal Executive Officer)	September 20, 2006
/s/ JOHN A. TANNER John A. Tanner	CFO, Finance and Administration (Principal Financial and Accounting Officer)	September 20, 2006
/s/ FRANK CREER* Frank Creer	Director	September 20, 2006
/s/ FRED GERSON* Fred Gerson	Director	September 20, 2006
/s/ CHRISTOPHER MCGURK* Christopher McGurk	Director	September 20, 2006
/s/ JERRY MURDOCK* Jerry Murdock	Director	September 20, 2006
* Pursuant to Power of Attorney
/s/ JOHN A. TANNER John A. Tanner Attorney-in-Fact

Exhibit index

Exhibit Number	Description of Document
1.1(1)	Form of Underwriting Agreement.
3.1(1)	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.2(1)	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1(1)	Form of Common Stock Certificate.
5.1(1)	Opinion of Cooley Godward LLP.
10.1+(1)	Form of Indemnity Agreement.
10.2+(1)	2000 Stock Option Plan and Form of Stock Option Agreement thereunder.
10.3+(1)	2006 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.4+(1)	Amended and restated offer letter dated April 12, 2006, between the Registrant and Fred Gerson.
10.5+(1)	Offer letter effective January 3, 2006, between the Registrant and Christopher McGurk.
10.6+(1)	Employment offer letter dated November 21, 2002, as amended, between the Registrant and Kevin Hell.
10.7+(1)	Employment offer letter dated April 20, 2004 between the Registrant and David J. Richter.
10.8+(1)	Employment offer letter dated December 13, 2004 between the Registrant and Chris Russell.
10.9+(1)	Employment offer letter dated November 2, 2004, as amended, between the Registrant and John A. Tanner.
10.10+(1)	Letter agreement dated May 26, 2005 between the Registrant, David J. Richter and John A. Tanner.
10.11+(1)	Form of Employee Innovations and Proprietary Rights Assignment Agreement.
10.12+(1)	DivX, Inc. 2006 Executive Cash Bonus Plan.
10.13(1)	Third Amended and Restated Stockholders' Agreement dated October 19, 2005 between the Registrant and certain of its stockholders.
10.14(1)	Real Property Sub-Sublease dated July 7, 2004 between the Registrant and MP3.com.
10.15(1)
Loan and Security Agreements dated September 9, 2002 and July 28, 2003 and Loan and Security Agreement (Exim Program) dated July 28, 2003 between the Registrant and Silicon Valley Bank, each as amended.
10.16*(1)	MPEG-4 Visual Patent Portfolio License dated May 22, 2003 between the Registrant and MPEG LA, L.L.C.

10.17*(1)	Google Toolbar and Google Deskbar Promotion and Distribution Agreement effective June 18, 2004, as amended, between the Registrant and Google Inc.
10.18+(1)	2006 Employee Stock Purchase Plan and Form of Offering Document thereunder.
21.1(1)	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2(1)	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(1)	Power of Attorney. Reference is made to the signature page hereto.

+
Indicates management contract or compensatory plan.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1)
Previously filed.

Subject to completion, dated September 20, 2006

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Prospectus

9,100,000 shares

Common stock

This is an initial public offering of shares of common stock by DivX, Inc. DivX is selling 7,461,538 shares of common stock. The selling stockholders included in this prospectus are selling an additional 1,638,462 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The estimated initial public offering price is between $12.00 and $14.00 per share.

Our common stock has been approved for listing on The Nasdaq Stock Market under the symbol DIVX, subject to official notice of issuance.

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to DivX, before expenses	$		$
Proceeds to selling stockholders, before expenses	$		$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,365,000 additional shares of common stock.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

       Banc of America Securities LLC

                                        Cowen  and Company

                                                        Canaccord Adams

                                                                    Montgomery & Co., LLC

             , 2006

QuickLinks

Table of contents
Prospectus summary
The offering
Summary consolidated financial information
Risk factors
Forward-looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected consolidated financial data
Management's discussion and analysis of financial condition and results of operations
A letter to our potential investors
Business
Management
Related party transactions
Principal and selling stockholders
Description of capital stock
Material U.S. federal income tax consequences to non-U.S. holders
Shares eligible for future sale
Underwriting
Legal matters
Experts
Where you can find more information
DivX, Inc. consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006 (unaudited)
Report of Ernst & Young LLP, independent registered public accounting firm
DivX, Inc. Consolidated balance sheets
DivX, Inc. Consolidated statements of operations
DivX, Inc. Consolidated statements of cash flows
DivX, Inc. Notes to consolidated financial statements (Information subsequent to December 31, 2005 and pertaining to June 30, 2006 and the six months ended June 30, 2005 and 2006 is unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Signatures
Exhibit index